Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

SUMO LOGIC, INC.,

LONE STAR MERGER SUB I, INC.,

LONE STAR MERGER SUB II, LLC,

JASK LABS INC. AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS THE REPRESENTATIVE

OCTOBER 20, 2019

4.4	Capitalization	71
4.5	Parent Shares	72
4.6	Interim Operations of Merger Subs	72
4.7	Parent Financial Statements	72
4.8	Absence of Certain Changes	72
4.9	Availability of Funds	73
4.10	Transaction Expenses	73

ARTICLE 5 COMPANY COVENANTS		73

5.1	Advise of Changes	73
5.2	Maintenance of Business	73
5.3	Conduct of Business	74
5.4	Regulatory Approvals	74
5.5	Approval of Company Stockholders	75
5.6	Necessary Consents	76
5.7	Litigation	76
5.8	No Other Negotiations	76
5.9	Access to Information	77
5.10	Satisfaction of Conditions Precedent	78
5.11	Employment Arrangements; Termination of Certain Company Benefit Arrangements	78
5.12	Repayment of Indebtedness	79
5.13	Notices to Company Securityholders and Employees	79
5.14	Closing Financial Certificate and Spreadsheet	80
5.15	Takeover Statutes	80
5.16	Corporate Matters	80
5.17	Tail Policy	80
5.18	Terminated Agreements	80
5.19	Modified Agreements	80
5.20	Charter Amendment	80

ARTICLE 6 PARENT COVENANTS		81

6.1	Advise of Changes	81
6.2	Regulatory Approvals	81
6.3	Satisfaction of Conditions Precedent	81
6.4	Directors’ and Officers’ Liability	81

ARTICLE 7 AGREEMENTS RELATING TO PARENT COMMON STOCK		82

7.1	Private Placement	82
7.2	Restrictions on Transfer	82
7.3	Market Stand-Off	82
7.4	Right of First Refusal	83
7.5	Legends	84

ARTICLE 8 CONDITIONS TO CLOSING OF THE FIRST MERGER		85

8.1	Conditions to Each Party’s Obligation to Effect the First Merger	85
8.2	Additional Conditions to Obligations of Parent and Merger Sub I	85
8.3	Additional Conditions to Obligations of the Company	89

ARTICLE 9 TERMINATION OF AGREEMENT		90

9.1	Termination by Mutual Consent	90

ii

9.2	Unilateral Termination	90
9.3	Effect of Termination	91

ARTICLE 10 SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES, CONTINUING COVENANTS		91

10.1	Survival	91
10.2	Company Stockholder Agreement to Indemnify	92
10.3	Limitations	94
10.4	Notice of Claim	95
10.5	Resolution of Notice of Claim	95
10.6	Defense of Third-Party Claims	96
10.7	Escrow Arrangements	97
10.8	Payment of Escrow Amount	98
10.9	Tax Consequences of Indemnification Payments	98
10.10	No Right of Contribution	98
10.11	Exclusive Remedy	98
10.12	Appointment of Representative	98

ARTICLE 11 TAX MATTERS		101

11.1	Tax Returns	101
11.2	Cooperation	101
11.3	Tax Audits	101
11.4	Transfer Taxes	102

ARTICLE 12 MISCELLANEOUS		102

12.1	Governing Law; Jurisdiction; Venue	102
12.2	Assignment; Binding Upon Successors and Assigns	103
12.3	Severability	103
12.4	Counterparts	103
12.5	Other Remedies	103
12.6	Amendments and Waivers	103
12.7	Expenses	104
12.8	Notices	104
12.9	WAIVER OF JURY TRIAL	105
12.10	Interpretation; Rules of Construction	105
12.11	Third-Party Beneficiary Rights	106
12.12	Public Announcement	106
12.13	Confidentiality	106
12.14	Entire Agreement	107

iii

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Form of Stockholder Written Consent
Exhibit B	Form of Support Agreement
Exhibit C	Form of Investor Questionnaire
Exhibit D	Form of Restriction Agreement
Exhibit E	Form of Charter Amendment
Exhibit F	Form of First Certificate of Merger
Exhibit G	Form of Second Certificate of Merger
Exhibit H	Form of Warrant Cancellation Agreement
Exhibit I	Form of Escrow Agreement
Exhibit J	Form of Letter of Transmittal
Exhibit K	Form of Release from Promised Optionee
Exhibit L	Form of Resignation Letter
Exhibit M	Form of FIRPTA Certificate

SCHEDULES

Schedule 1.1(a)	Major Equityholders
Schedule 1.1(b)	Key Employees
Schedule 1.1(c)	Entity Representatives
Schedule 4.4(b)	Disclosed Parent Agreement
Schedule 4.7	Parent Financial Statements
Schedule 5.2(b)	Maintenance of Business
Schedule 5.3	Permitted Actions
Schedule 5.6	Necessary Consents
Schedule 5.11(c)	Promised Optionees
Schedule 5.12	Closing Pay-Off Indebtedness
Schedule 8.2(h)	Consents
Schedule 8.2(i)(i)	Termination and Waiver of Agreements
Schedule 8.2(i)(ii)	Termination of Agreements
Schedule 8.2(j)	Modification of Agreements
Schedule 8.2(x)	Appointments
Schedule 10.2(k)	Additional Indemnifiable Matters

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of October 20, 2019 (the “Agreement Date”) by and among Sumo Logic, Inc., a Delaware corporation (“Parent”), Lone Star Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Lone Star Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Jask Labs Inc., a Delaware corporation (the “Company”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent, and attorney-in-fact of the Indemnifying Parties (the “Representative”).

RECITALS

A. The parties intend that Merger Sub I shall merge with and into the Company (the “First Merger”), with the Company to be the surviving corporation of the First Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement and pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), and, as part of the same overall transaction, the Company would then merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and pursuant to the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”).

B. The boards of directors of Merger Sub I and the Company and the managing member of Merger Sub II have determined that the Mergers are in the best interests of their respective companies, stockholders and members, and have unanimously approved and declared advisable the Mergers on the terms and subject to the conditions set forth in this Agreement pursuant to the applicable provisions of the DGCL and the DLLCA, and the board of directors of the Company has unanimously recommended the adoption of this Agreement by the stockholders of the Company.

C. Promptly following the execution and delivery of this Agreement, it is anticipated that the Requisite Stockholders will execute and deliver to the Company, and the Company shall thereafter deliver to Parent, a true, correct and complete copy of a stockholder written consent in the form attached hereto as Exhibit A (the “Written Consent”).

D. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Persons identified on Schedule 1.1(a) (the “Major Equityholders”) are (i) executing and delivering to Parent support agreements in substantially the form attached hereto as Exhibit B (the “Support Agreement”) and (ii) completing, executing and delivering to Parent investor questionnaires substantially in the form attached hereto as Exhibit C (the “Investor Questionnaires”).

E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the Key Employees is executing and delivering to Parent (i) an employment offer letter or, in the case of a Key Employee of the UK Subsidiary, a new employment agreement with the UK Subsidiary (each such offer letter or employment agreement, and whether delivered to a Key Employee or any other employee of the Company or the UK Subsidiary, an “Offer Letter”) and (ii) a confidential information and invention assignment agreement (each such agreement, and whether delivered to a Key Employee or any other employee of the Company or the UK Subsidiary, a “CIIAA”), which Offer Letters and CIIAAs are conditioned upon the occurrence of the Closing.

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Founder has entered into a restriction agreement with Parent in substantially the form attached hereto as Exhibit D (the “Restriction Agreement”).

G. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Founder has entered into a non-competition and non-solicitation agreement with Parent (the “Non-Competition Agreement”), which Non-Competition Agreement shall become effective at, and is conditioned upon the occurrence of, the Effective Time.

H. Parent and the Company intend, by executing this Agreement, that the Mergers are integrated steps in a single transaction and together will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, and that this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

I. Parent, the Merger Subs and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and to prescribe various conditions to the Mergers as set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below.

“Accredited Investor” means a Company Stockholder who either (i) completes, executes and delivers to the Company or Parent an Investor Questionnaire certifying that such Company Stockholder is an “accredited investor” as set forth therein or (ii) is reasonably determined by Parent to be an “accredited investor” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

“Acquisition Proposal” means any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent or any Affiliate of Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase by any Person of any securities of the Company or any of its Subsidiaries (other than pursuant to the exercise of a Company Option disclosed on Schedule 3.4(b) of the Company Disclosure Letter) or any tender offer or exchange offer for outstanding securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries or any of their respective securities, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license, acquisition, or disposition of any of the assets of the Company or any of its Subsidiaries in any single transaction or series of transactions (other than the sale of Company products in the Ordinary Course of Business), (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its Subsidiaries, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the Ordinary Course of Business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Mergers or the other transactions contemplated hereby.

“Action” means any action, order, writ, injunction, demand, claim, suit, litigation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, arbitration, mediation, audit, inquiry, dispute, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Actual Common Shares Outstanding” means the aggregate number of shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (including Dissenting Shares and outstanding shares issued upon the conversion of Company Preferred Stock and the exercise of Company Options or Company Warrants prior to, or contingent upon the occurrence of, the Effective Time, if any, but excluding (A) all shares that are to be cancelled pursuant to Section 2.3(b) and (B) all shares of Company Restricted Stock that are cancelled for no consideration pursuant to Section 2.3(e)).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise. References herein to Affiliates of Parent shall be deemed to include the Surviving Corporation and its Subsidiaries following the Effective Time and the Surviving Entity and its Subsidiaries following the Second Effective Time.

“Aggregate Common Cash Consideration” means twenty percent (20%) of the Base Cash Consideration.

“Aggregate Common Consideration Value” means twenty percent (20%) of the Base Consideration Value.

“Aggregate Common Stock Consideration” means 841,804 shares of Parent Common Stock, subject to adjustment as set forth in Section 2.3(g)(v).

“Aggregate Exercise Price” means the aggregate exercise price of all (i) Cash-Out Options and (ii) In-the-Money Warrants.

“Aggregate Liquidation Preference” means the sum of the Series A Liquidation Preference plus the Series B Liquidation Preference plus the Series Seed Liquidation Preference.

“Aggregate Preferred Cash Consideration” means an amount equal to the Base Cash Consideration minus the Aggregate Common Cash Consideration.

“Aggregate Preferred Consideration Value” means the Base Consideration Value minus the Aggregate Common Consideration Value.

“Aggregate Preferred Stock Consideration” means 3,367,218 shares of Parent Common Stock, subject to adjustment as set forth in Section 2.3(g)(v).

“Assumed Option Shares” means the total number of shares of Parent Common Stock issuable upon the full exercise of the Assumed Options.

“Audit Expense Amount” means all out-of-pocket costs and expenses incurred by the Company and its Subsidiaries in assisting Parent in connection with the preparation of audited consolidated financial statements of the Company in accordance with Section 5.9(b), but only if and to the extent such costs and expenses were incurred at the express request of Parent or with Parent’s prior written consent.

“Balance Sheet Date” means June 30, 2019.

“Base Cash Consideration” means an amount in cash equal to (without duplication) (i) $9,000,000 plus (ii) the Closing Cash Amount minus (iii) the Closing Indebtedness Amount minus (iv) the Unpaid Transaction Expenses minus (v) the Unpaid Pre-Closing Taxes minus (vi) the Unpaid Wage Obligations plus (vii) the Paid Audit Expense Amount.

“Base Consideration” means the (i) Base Cash Consideration plus (ii) the Base Stock Consideration.

“Base Consideration Value” means the sum of the Base Cash Consideration plus the Base Stock Consideration Reference Value.

“Base Stock Consideration” means 4,209,022 shares of Parent Common Stock, subject to adjustment as set forth in Section 2.3(g)(v).

“Base Stock Consideration Reference Value” means the product of the Base Stock Consideration multiplied by the Reference Price.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in San Francisco, California.

“Certificate of Incorporation” means the Company’s Fifth Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment to the Company’s Fifth Amended and Restated Certificate of Incorporation, as in effect on the Agreement Date.

“Charter Amendment” means the Certificate of Amendment of the Certificate of Incorporation of the Company substantially in the form attached hereto as Exhibit E.

“Claim” means a claim for indemnification, compensation or reimbursement for Damages under Article 10.

“Closing Cash Amount” means the amount of all unrestricted cash and cash equivalents of the Company and its Subsidiaries as of immediately prior to the Closing (including any checks and drafts deposited for the account of the Company or any of its Subsidiaries but net of any issued but uncleared wires, checks, drafts or money orders), in each case, determined in accordance with GAAP consistently applied.

“Closing Employee Payment” means any payment, benefit or other obligation triggered by or that becomes due as a result of either of the Mergers or the other transactions contemplated by this Agreement, whether due prior to, at or after the Closing arising out of any management, employment, retention, bonus, change in control, paid-time off, severance, or other similar arrangement with any current or former director, officer, employee, independent contractor or any other service provider of the

Company and/or its Subsidiaries and the employer portion of any associated employment, payroll or similar Tax (including any separation payment, contractual or otherwise, or statutory severance payments or payments in lieu of notice, including but not limited to payments in lieu of notice required under the federal WARN Act and state equivalents, payable to any Non-Continuing Employee); provided, however, that no Parent Employee Obligation shall be a Closing Employee Payment and shall be borne by Parent.

“Closing Financial Certificate” means a certificate of the Company, certified as true, correct and complete by the chief executive officer and the chief financial officer of the Company and dated as of the Closing Date, setting forth the Company’s calculation of (i) the Closing Indebtedness Amount (including an itemized list thereof, the Person to whom such payment is to be made, whether it is to be paid at the Effective Time and, if it is not to be paid at the Effective Time, when it is due), (ii) the Unpaid Transaction Expenses (including an itemized list thereof, the Person to whom such payment is to be made, whether it is due as of the Closing and, if it is not due as of the Closing, when it is due), (iii) the Unpaid Pre-Closing Taxes (including an itemized list thereof, the Person to whom such payment is to be made, whether it is due as of the Closing and, if it is not due as of the Closing, when it is due), (iv) the Unpaid Wage Obligations (including an itemized list thereof, the Person to whom such payment is to be made, whether it is due as of the Closing and, if it is not due as of the Closing, when it is due), (v) the Closing Cash Amount, (vi) the Paid Audit Expense Amount (including an itemized list thereof, the Person to whom such payment is to be made, whether it is due as of the Closing and, if it is not due as of the Closing e, when it is due) and (vii) the Aggregate Exercise Price. The Closing Financial Certificate shall be used for purposes of calculating the Base Cash Consideration, it being acknowledged and agreed that its use therefor shall not affect, in any manner whatsoever, any Indemnified Party’s right to indemnification, compensation or reimbursement pursuant to Section 10.2 if any of the information on the Closing Financial Certificate is not accurate or complete, including if any amounts set forth thereon or omitted therefrom resulted in the Base Cash Consideration being higher than it otherwise would have been absent such error.

“Closing Indebtedness Amount” means the total amount of the Company and its Subsidiaries’ Indebtedness as of immediately prior to the Closing.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Cash Pool” means (i) the Common Consideration Value minus (ii) the Common Share Pool Reference Value.

“Common Cash Ratio” means the quotient of (i) the Common Cash Pool divided by (ii) the Common Consideration Value.

“Common Consideration Value” means the product of (i) the Per Share Common Amount multiplied by (ii) the Actual Common Shares Outstanding.

“Common Escrow Ratio” means the quotient of (i) the Common Consideration Value divided by (ii) the sum of (A) the Common Consideration Value plus (B) the Aggregate Preferred Consideration Value.

“Common Escrow Contribution Value” means the product of (i) the Common Escrow Ratio multiplied by (ii) by the Escrow Value.

“Common Expense Fund Contribution Value” means the product of (i) the Common Escrow Ratio multiplied by (ii) by the Expense Fund Amount.

“Common Share Pool” means (i) the Aggregate Common Stock Consideration minus (ii) the Assumed Option Shares.

“Common Share Pool Reference Value” means the product of (i) the Common Share Pool multiplied by (ii) the Reference Price.

“Common Share Ratio” means 1 minus the Common Cash Ratio.

“Company Ancillary Agreement” means each agreement or document (other than this Agreement) that the Company is to enter into as a party thereto pursuant to this Agreement.

“Company Balance Sheet” means the Company’s unaudited consolidated balance sheet as of the Balance Sheet Date.

“Company Business” means the business of the Company and its Subsidiaries as presently conducted and as proposed in any written product roadmaps of the Company and its Subsidiaries to be conducted as of the Agreement Date, including the design, development, manufacturing, distribution, sale, marketing, licensing, supply, and provision of any of the Company Offerings.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the Company’s common stock, par value $0.00001 per share.

“Company Data” means all data, meta-data, or information collected or received by the Company or its Subsidiaries from users or customers of the Company or any of its Subsidiaries’ products or Company Web Site (including User Data).

“Company Employee Agreement” means each management, employment, retention, change in control, severance, Tax gross-up, consulting, relocation, repatriation or expatriation agreement or other similar Contract between the Company or any of its Subsidiaries and (a) any current employee, officer, individual independent contractor, director or other individual service provider of the Company or any of its Subsidiaries or (b) any former employee, officer or director of the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has executory obligations.

“Company Employee Plan” means each (i) employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (ii) stock option plan, stock purchase plan, other equity-based plan, bonus or incentive award plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, executive compensation plan or program, agreement or arrangement, retention plan, change in control plan, program or arrangement, supplemental income arrangement, vacation or paid-time off plan, death, hospitalization, health and welfare and fringe benefit plan, retirement, postretirement or retiree welfare arrangement, educational or employee assistance plan, employee loan and all other employee benefit plans, agreements, and arrangements, not described in (i) above; and (iii) plan or arrangement providing compensation to employee and non-employee directors, in the case of each of clauses (i) - (iii) above, which is sponsored, maintained, contributed to or required to be contributed to by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer, director, individual independent contractor or other individual service provider of the Company (or their spouses, dependents, or beneficiaries) or with respect to which the Company has or could reasonably be expected to have any Liability; provided, however, that the term “Company Employee Plan” shall not include any Company Employee Agreement.

“Company Financial Statements” means (i) the Company’s unaudited consolidated balance sheets dated as of December 31, 2016, December 31, 2017 and December 31, 2018, (ii) the Company’s unaudited consolidated statements of profit and loss and cash flows for the years ended December 31, 2016, December 31, 2017 and December 31, 2018, (iii) the Company’s unaudited consolidated statements of profit and loss and cash flows for the six (6) months ended June 30, 2019 and (iv) the Company Balance Sheet.

“Company Intellectual Property Right” means any Intellectual Property Right that is owned, purported to be owned, used, held for use, or practiced by, or exclusively licensed to, the Company or any of its Subsidiaries, including any Intellectual Property Right incorporated into or otherwise used, held for use or practiced in connection with (or planned by the Company or any of its Subsidiaries to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Offering.

“Company Material Contract” means any (i) Contract required to be listed on the Company Disclosure Letter pursuant to Section 3.8, Section 3.10, Section 3.12 or Section 3.14 (whether or not so listed), (ii) any Intellectual Property License (other than a Non-Negotiated Vendor Contract) to the extent not covered by the preceding clause (i), and (iii) any Contract between the Company or any of its Subsidiaries and any Significant Customer or Significant Supplier, excluding, in each case, Contracts listed on Schedule 3.14(o) of the Company Disclosure Letter.

“Company Offering” means (i) any Company Software, product (including any application programming interface (API) and any software development kit (SDK)) or service (including hosted software or cloud services) offered, licensed, provided, sold, distributed, manufactured, or made available by or for the Company or any of its Subsidiaries, and any Company Software, product or service under design or development (or already designed or developed) by or for the Company or any of its Subsidiaries, including any version or release of the foregoing, together with any related documentation, materials, or information, (ii) each Company Web Site, including any platform, other Software used for each Company Web Site, and (iii) the Company Data.

“Company Option Agreement” means, with respect to any Company Option, the applicable option agreement and/or other applicable Contract or plan setting forth the terms of vesting and other terms and conditions applicable to such Company Option.

“Company Optionholder” means any holder of Company Options.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Preferred Stock” means the Series Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock.

“Company Restricted Stock” means any issued and outstanding shares of Company Common Stock that, at the time of measurement, are not vested or are subject to a repurchase option, risk of forfeiture or other similar risk or condition under any applicable Company Restricted Stock Agreement.

“Company Restricted Stock Agreement” means, with respect to any share of Company Restricted Stock, the applicable stock restriction agreement and/or other applicable Contract or plan setting forth the terms of vesting or any repurchase option, risk of forfeiture or other similar risk or condition applicable to such share of Company Restricted Stock.

“Company Securityholders” means, collectively, the Company Stockholders, the Company Optionholders and the holders of Company Warrants.

“Company Software” means all Software owned by or developed by or for the Company.

“Company Stock Plan” means the Company’s 2015 Stock Option and Grant Plan and the Company’s 2018 Equity Incentive Plan, in each case, as amended from time to time.

“Company Stockholder” means any holder of shares of Company Capital Stock.

“Company Technology” means any and all Technology owned, used, held for use or practiced by the Company or any of its Subsidiaries, including any Technology incorporated into or otherwise used, held for use or practiced in connection with (or planned by the Company or any of its Subsidiaries to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Offering.

“Company Warrant” means a warrant to purchase shares of Company Capital Stock.

“Company Web Site” means any web site owned, maintained or operated at any time by or on behalf of the Company or any of its Subsidiaries, including the web site at www.jask.com.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, by and between Parent and the Company, dated as of August 13, 2019.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” “ransomware,” or “trackware” (as such terms are commonly understood in the software industry) or any other code designed, intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (ii) damaging or destroying any data or file without a user’s consent.

“Continuing Employee” means each employee of the Company or any of its Subsidiaries as of the Closing Date who is employed by Parent or any of Parent’s Affiliates (including any Subsidiary of the Company) as of the day immediately following the Closing Date.

“Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment, understanding or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, purchase orders and sale orders).

“Copyleft License” means any license of Software that provides, as a condition to the use, modification, or distribution of such licensed Software, that such licensed Software or any other Software that is incorporated into, derived from, based on, linked to, or used or distributed or made available with such licensed Software, be licensed, distributed, or otherwise made available (i) in a form other than binary or object code (e.g., in source code form), (ii) under terms that permit redistribution, reverse engineering or creation of derivative works or other modification or (iii) without a license fee. “Copyleft License” includes the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and any Creative Commons “sharealike” license.

“Copyright” means any copyright, mask work right, exclusive exploitation right, or similar or equivalent right with respect to Works of Authorship and Mask Works and any registration of the foregoing or application for the foregoing (including any moral or economic right, however denominated).

“Disregarded Shares” means (i) the shares of Company Capital Stock that are to be cancelled pursuant to Section 2.3(b), if any, (ii) the shares of Company Restricted Stock that are cancelled for no consideration pursuant to Section 2.3(e), if any and (iii) the Dissenting Shares, if any.

“Dissenters Deadline Date” means the first date at or after the Effective Time on which no holder of Company Capital Stock as of immediately prior to the Effective Time has an opportunity to perfect appraisal rights in accordance with the DGCL in connection with the First Merger in respect of any shares of Company Capital Stock.

“Dissenting Share” means any share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been perfected prior to the Dissenters Deadline Date in accordance with Section 262 of the DGCL in connection with the First Merger.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, garnishment order, exclusive license or covenant, option to obtain an exclusive license or covenant, or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income or proceeds derived from any security or other asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any security or other asset).

“Environmental Law” means any Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to any emission, discharge, release or threatened release of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that would have ever been considered a single employer with the Company under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.

“Escrow Agent” means Wilmington Trust, N.A.

“Escrow Amount” means the Escrow Cash and the Escrow Shares.

“Escrow Cash” means the aggregate amount of cash in respect of (A) the Per Share Common Escrow Cash Amount, the Per Share Series Seed Escrow Cash Amount, the Per Share Series A Escrow Cash Amount and the Per Share Series B Escrow Cash Amount to be subtracted from the cash amounts payable to Accredited Investors pursuant to Sections 2.3(c)(i)(B), 2.3(c)(ii)(B), 2.3(c)(iii)(B) and 2.3(c)(iv)(B) and (B) the Per Share Common Escrow Amount, the Per Share Series Seed Escrow Amount, the Per Share Series A Escrow Amount and the Per Share Series B Escrow Amount to be subtracted from the cash amounts payable to Unaccredited Investors pursuant to Sections 2.3(d)(i)(A), 2.3(d)(ii)(A), 2.3(d)(iii)(A) and 2.3(d)(iv)(A).

“Escrow Shares” means the aggregate number of shares of Parent Common Stock in respect of the Per Share Common Escrow Share Amount, the Per Share Series Seed Escrow Share Amount, the Per Share Series A Escrow Share Amount and the Per Share Series B Escrow Share Amount to be subtracted from the shares of Parent Common Stock issuable to Accredited Investors pursuant to Sections 2.3(c)(i)(A), 2.3(c)(ii)(A), 2.3(c)(iii)(A) and 2.3(c)(iv)(A).

“Escrow Value” means $7,500,000.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expiration Date” means the date that is fifteen (15) months after the Closing Date.

“Foreign Government Official” means any officer or employee of a Governmental Authority or an Affiliate thereof (including any sovereign wealth fund) or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority or an Affiliate thereof, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.

“Founder” shall mean Gregory Martin.

“Fully-Diluted Common Shares Outstanding” means the sum, without duplication, of: (i) the aggregate number of shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (including Dissenting Shares and outstanding shares issued upon the conversion of Company Preferred Stock and the exercise of Company Options or Company Warrants prior to, or contingent upon the occurrence of, the Effective Time, if any, but excluding (A) any shares that are to be cancelled pursuant to Section 2.3(b) and (B) all shares of Company Restricted Stock that are cancelled for no consideration pursuant to Section 2.3(e)), plus (ii) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise of all Cash-Out Options and Assumed Options that are outstanding but unexercised as of immediately prior to the Effective Time plus (iii) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise of all In-the-Money Warrants that are outstanding but unexercised as of immediately prior to the Effective Time.

“Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3(a), 3.3(c)-(e), 3.4, 3.5(a), 3.7 and 3.26.

“GAAP” means United States generally accepted accounting principles.

“General Representation Cap” means $7,500,000.

“General Representation Claim” means any Claim under Section 10.2(a) or under Section 10.2(l), in each case with respect to any of the General Representations or any of the certifications made with respect thereto pursuant to Section 8.2(a), other than any such Claim involving fraud, intentional misrepresentation or willful breach.

“General Representations” means the representations and warranties of the Company set forth in Article 3, other than Fundamental Representations and Specified Representations.

“Governmental Authority” means any (i) multinational or supranational body exercising legislative, judicial, taxing or regulatory powers, (ii) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (iii) federal, state, local, municipal, foreign or other government or (iv) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, bureau, commission, instrumentality, official, organization, unit, body, subdivision, court, arbitrator or other tribunal and any authority with responsibility for overseeing and/or enforcing Privacy Laws).

“Immediate Family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in- law, brother-in-law or sister-in-law and shall include adoptive relationships.

“In-the-Money Company Option” means any Company Option that is outstanding as of immediately prior to the Effective Time that has an exercise price per share of Common Stock that is less than the Per Share Common Amount.

“In-the-Money Warrant” any Company Warrant that is outstanding as of immediately prior to the Effective Time that has an exercise price per share of Common Stock that is less than the Per Share Common Amount.

“Indebtedness” means, without duplication, (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, (ii) all deferred indebtedness of the Company and its Subsidiaries for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the Ordinary Course of Business), (iii) all obligations of the Company or any of its Subsidiaries to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (iv) all outstanding reimbursement obligations of the Company or any of its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities, (v) all obligations of the Company or any of its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company or any of its Subsidiaries, (vii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid in respect of any of the foregoing on payment or prepayment, as a result of the consummation of the Merger or any of the other transactions contemplated hereby or in connection with any consent of any counterparty with respect to any such Indebtedness and (viii) all guaranties, endorsements, assumptions and other contingent obligations of the Company or any of its Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (vii) appertaining to third parties.

“Indemnifying Parties” means Company Stockholders who hold shares of Company Capital Stock as of immediately prior to the Effective Time (other than Company Stockholders who only hold Disregarded Shares and not any other shares of Company Capital Stock).

“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion or similar covenant, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property Rights or Technology.

“Intellectual Property Right” means any right in Technology and/or industrial property (anywhere in the world, whether statutory, common law or otherwise) including any (i) Patent, (ii) Copyright, (iii) other right with respect to Software, including any registration of such right or any application to register such right, (iv) industrial design right or registration of such right and any application to register such right, (v) right with respect to any Mark, and any registration for any Mark and any application to register any Mark, along with all goodwill associated with each of the foregoing, (vi) right with respect to any Domain Name, including any registration for any Domain Name, along with all goodwill associated with each of the foregoing, (vii) right with respect to any Proprietary Information, (viii) right with respect to any Database, (ix) right of publicity and personality, including any right with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, (x) moral right, (xi) renewal, reissue, reversion, reexamination, or extension of any of the foregoing, and (xii) any right equivalent or similar to any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT System” means any information technology and computer system (including Software, information technology and telecommunication hardware, network and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information and any support, disaster recovery and online service used in or necessary to the conduct of the Company Business.

“Key Employees” means the individuals listed on Schedule 1.1(b).

“Knowledge” means the actual knowledge or deemed knowledge, as determined pursuant to this definition, of a particular fact, circumstance, event or other matter in question of any of the Persons listed on Schedule 1.1(c) (collectively, the “Entity Representatives”). Any such Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such Entity Representative would reasonably be expected to have knowledge of the fact, circumstance, event or other matter after conducting a reasonable inquiry in respect of the applicable subject matter, including a reasonable inquiry of (i) all employees of the Company or any of its Subsidiaries and all independent contractors and advisors of the Company or any of its Subsidiaries, including outside legal counsel and accountants, in each case who would reasonably be expected to be familiar with the matter and (ii) such Entity Representative’s books, records and email accounts that would reasonably be expected to contain information relevant to the matter. Notwithstanding the foregoing, the obligation of “reasonable inquiry” for purposes of Sections 3.14 and 3.15 does not require any of the Entity Representatives to conduct, have conducted, obtain, or have obtained any freedom-to-operate opinions for patents from patent counsel.

“Law” means any foreign, federal, state, local or municipal law, statute, ordinance, directive, edict, regulation, standard, or rule, any order, ruling, writ, injunction, award, judgment or decree (and any regulations promulgated thereunder), and any other legislative measure or decision having the force of law, treaty, convention or other agreement between states, or between states and supranational bodies, rule of common law, customary law and equity and any civil or other code, applicable to any of the assets, properties, operations and business of the applicable Person.

“Liability” means any debt, duty, Tax, obligation or liability of any kind or nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, duty, Tax, obligation or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, duty, liability, Tax or obligation is immediately due and payable.

“Mark” means any trademark, service mark, logo and design mark, trade dress, trade name and brand name, together with all goodwill associated with any of the foregoing.

“Material Adverse Effect” when used in connection with an entity means any change, event, circumstance, condition or effect that is, or would reasonably be expected to be individually or in the aggregate, materially adverse to the financial condition, business, operations or results of operations of such entity and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect with respect to such entity (except to the extent, in the case of clauses (i) through (iv) below, they have a disproportionate effect on such entity and its Subsidiaries, taken as a whole, as compared to other similarly situated companies in the industry in which such entity and its Subsidiaries operate): (i) changes in general economic conditions, including changes in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (ii) changes affecting such entity’s industry generally, (iii) national or international political or social conditions, including the engagement by the United States in hostilities or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices, (iv) changes in Law or GAAP occurring after the Agreement Date, or (v) any failure by such entity to meet internal projections or forecasts or revenue or earnings predictions for any period (it being understood that the change, event, circumstance, condition or effect giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect).

“Materials of Environmental Concern” means any chemical, pollutant, contaminant, waste, toxic substance, petroleum or petroleum product or any other substance that is currently regulated by an Environmental Law or that is otherwise a danger to health, reproduction or the environment.

“Merger Consideration” means the consideration payable to Company Securityholders in respect of shares of Company Capital Stock, Company Warrants and Company Options pursuant to Section 2.3 and Section 2.4.

“Merger Sub Ancillary Agreements” means, as to Merger Sub I or Merger Sub II, as the case may be, each agreement or document (other than this Agreement) that such Merger Sub is to enter into as a party thereto pursuant to this Agreement.

“Merger Sub I Common Stock” means the common stock, par value $0.0001 per share, of Merger Sub I.

“Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

“No-Withholding Option” means any Cash-Out Option with respect to which there are no Tax withholding obligations (other than potential backup withholding obligations) in connection with the transactions contemplated by this Agreement.

“Non-Continuing Employee” means any employee of the Company or any of its Subsidiaries as of the Agreement Date, or who becomes an employee of the Company or any of its Subsidiaries following the Agreement Date and prior to the Closing Date, who is not a Continuing Employee.

“Non-Negotiated Vendor Contract” means a Contract that meets all of the following conditions: (i) such Contract grants to the Company or any of its Subsidiaries a non-exclusive license to download or use generally commercially available, non-customized Software or a non-exclusive right to access and use the functionality of such Software on a hosted or “software-as-a-service” basis (and does not include any other Intellectual Property Licenses), (ii) such Contract is a non-negotiable “shrink-wrap”

or “click-through” Contract, (iii) such Contract is expressly terminable for convenience by the Company or any of its Subsidiaries upon 60 days’ or less prior notice and does not impose any continuing obligation on or grant of any right by the Company that survives termination or expiration of such Contract, (iv) the Software licensed under such Contract is not included, incorporated or embedded in, linked to, combined, distributed or made available with, or used in the development, design, delivery, distribution or provision of, any Company Software or Company Offering, (v) such Contract does not require the Company or any of its Subsidiaries to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $50,000 or ongoing subscription or service fees of no more than $25,000 per year, and (vi) such Contract is not a license for Open Source Software.

“Open Source Software” means any Software that is made available under any open source license (including any Copyleft License), including any license (a) meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, or (b) that requires that such Software or other Software linked with, called by, combined or distributed with such Software be (1) disclosed, distributed, made available, offered, licensed or delivered in source code form, (2) licensed for the purpose of making derivative works, (3) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (4) redistributable at no charge.

“Option Exchange Ratio” means an amount equal to the quotient of (i) the Per Share Common Amount divided by (ii) the Reference Price.

“Ordinary Course of Business” means a course of business that is in the ordinary course of the business of the Company and its Subsidiaries and consistent with its past practices, including with respect to frequency and amounts.

“Paid Audit Expense Amount” means the portion of the Audit Expense Amount, if any, actually paid by the Company prior to the Closing that was not reimbursed by Parent prior to the Closing.

“Parent Ancillary Agreements” means each agreement or document (other than this Agreement) that Parent is to enter into as a party thereto pursuant to this Agreement.

“Parent Common Stock” means the shares of Common Stock, $0.0001 par value per share, of Parent.

“Parent Employee Obligation” means (i) any payment, benefit or other obligation to be made by Parent to any employee pursuant to the terms of an Offer Letter or Restriction Agreement entered into by and between Parent and such employee, (ii) any payment, benefit or other obligation triggered by the termination of an employee by Parent after the Closing and (iii) the employer portion of any employment, payroll or similar Tax associated with the amounts described in (i) and (ii) above.

“Parent Financial Statements” means (i) the audited consolidated balance sheets of Parent and its Subsidiaries as of January 31, 2019 and January 31, 2018 and the related audited consolidated statements of operations, stockholders’ equity and cash flows for the years ended January 31, 2019 and January 31, 2018 and (ii) the unaudited consolidated balance sheet of Parent and its Subsidiaries as of July 31, 2019 and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows for the six months ended July 31, 2019.

“Parent Financing Agreements” means that certain Amended and Restated First Refusal and Co-Sale Agreement, dated May 1, 2019 by and among the Parent and the holders of Parent Common Stock and Parent Preferred Stock party thereto, that certain Amended and Restated Voting Agreement, dated May 1, 2019, by and among the Parent and the holders of Parent Common Stock and Parent Preferred Stock party thereto, and Amended and Restated Investors’ Rights Agreement, dated May 1, 2019, by and among the Parent and the holders of Parent Preferred Stock party thereto.

“Parent Measurement Date” means August 19, 2019.

“Parent Shares” means shares of Parent Common Stock issuable in the Merger pursuant to the terms of this Agreement.

“Parent Stock Plan” means Parent’s 2010 Stock Plan.

“Patent” means any patent or patent application, utility model or application for any utility model, inventor’s certificate or application for any inventor’s certificate, or invention disclosure statement.

“Per Share Common Amount” means an amount equal to the quotient of (i) the sum of (A) the Aggregate Common Consideration Value plus (B) the Aggregate Exercise Price divided by (ii) the Fully-Diluted Common Shares Outstanding.

“Per Share Common Cash Amount” means an amount equal to the quotient of (i) the Common Cash Pool divided by (ii) the Actual Common Shares Outstanding.

“Per Share Common Escrow Amount” means the quotient of (i) the Common Escrow Contribution Value divided by (ii) the Actual Common Shares Outstanding.

“Per Share Common Escrow Cash Amount” means an amount equal to the product of (i) the Common Cash Ratio multiplied by (ii) the Per Share Common Escrow Amount.

“Per Share Common Escrow Share Amount” means an amount equal to the quotient of (i) the product of (A) the Common Share Ratio multiplied by (B) the Per Share Common Escrow Amount divided by (ii) the Reference Price.

“Per Share Common Expense Fund Amount” means the quotient of (i) the Common Expense Fund Contribution Value divided by (ii) the Actual Common Shares Outstanding.

“Per Share Common Stock Amount” means an amount equal to the quotient of (i) the Common Share Pool divided by (ii) the Actual Common Shares Outstanding.

“Per Share Series A Amount” means an amount equal to the quotient of (i) the Series A Consideration Value divided by (ii) the Series A Shares Outstanding.

“Per Share Series A Cash Amount” means an amount equal to the quotient of (i) the Series A Cash Pool divided by (ii) the Series A Shares Outstanding.

“Per Share Series A Escrow Amount” means an amount equal to the quotient of (i) the Series A Escrow Contribution Value divided by (ii) the Series A Shares Outstanding.

“Per Share Series A Escrow Cash Amount” means the product of (A) the Series A Cash Ratio multiplied by (B) the Per Share Series A Escrow Amount.

“Per Share Series A Escrow Share Amount” means an amount equal to the quotient of (i) the product of (A) the Series A Share Ratio multiplied by (B) the Per Share Series A Escrow Amount divided by (ii) the Reference Price.

“Per Share Series A Expense Fund Amount” means an amount equal to the quotient of (i) the Series A Expense Fund Contribution Value divided by (ii) the Series A Shares Outstanding.

“Per Share Series A Stock Amount” means an amount equal to the quotient of (i) the Series A Share Pool divided by (ii) the Series A Shares Outstanding.

“Per Share Series B Amount” means an amount equal to the quotient of (i) the Series B Consideration Value divided by (ii) the Series B Shares Outstanding.

“Per Share Series B Cash Amount” means an amount equal to the quotient of (i) the Series B Cash Pool divided by (ii) the Series B Shares Outstanding.

“Per Share Series B Escrow Amount” means an amount equal to the quotient of (i) the Series B Escrow Contribution Value divided by (ii) the Series B Shares Outstanding.

“Per Share Series B Escrow Cash Amount” means the product of (A) the Series B Cash Ratio multiplied by (B) the Per Share Series B Escrow Amount.

“Per Share Series B Escrow Share Amount” means an amount equal to the quotient of (i) the product of (A) the Series B Share Ratio multiplied by (B) the Per Share Series B Escrow Amount divided by (ii) the Reference Price.

“Per Share Series B Expense Fund Amount” means an amount equal to the quotient of (i) the Series B Expense Fund Contribution Value divided by (ii) the Series B Shares Outstanding.

“Per Share Series B Stock Amount” means an amount equal to the quotient of (i) the Series B Share Pool divided by (ii) the Series B Shares Outstanding.

“Per Share Series Seed Amount” means an amount equal to the quotient of (i) the Series Seed Consideration Value divided by (ii) the Series Seed Shares Outstanding.

“Per Share Series Seed Cash Amount” means an amount equal to the quotient of (i) the Series Seed Cash Pool divided by (ii) the Series Seed Shares Outstanding.

“Per Share Series Seed Escrow Amount” means an amount equal to the quotient of (i) the Series Seed Escrow Contribution Value divided by (ii) the Series Seed Shares Outstanding.

“Per Share Series Seed Escrow Cash Amount” means the product of (A) the Series Seed Cash Ratio multiplied by (B) the Per Share Series Seed Escrow Amount.

“Per Share Series Seed Escrow Share Amount” means an amount equal to the quotient of (i) the product of (A) the Series Seed Share Ratio multiplied by (B) the Per Share Series Seed Escrow Amount divided by (ii) the Reference Price.

“Per Share Series Seed Expense Fund Amount” means an amount equal to the quotient of (i) the Series Seed Expense Fund Contribution Value divided by (ii) the Series Seed Shares Outstanding.

“Per Share Series Seed Stock Amount” means an amount equal to the quotient of (i) the Series Seed Share Pool divided by (ii) the Series Seed Shares Outstanding.

“Permitted Encumbrance” means (i) any statutory lien for Taxes (a) not yet due or delinquent or (b) the validity or amount of which is being contested in good faith by appropriate proceedings; provided, that in the case of clause (b), adequate reserves in accordance with GAAP have been established therefor on a basis consistent with prior periods and are reflected on the Company Financial Statements; (ii) any mechanics’, carriers’, workers’, repairers’ or other similar lien arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established therefor on a basis consistent with prior periods and are reflected on the Company Financial Statements; (iii) any pledge, deposit or other lien securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); (iv) with respect to any real property leased by the Company or any of its Subsidiaries (a) any Encumbrance on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest, (b) any Encumbrance that would be set forth in any title policies, endorsements, title commitments, title certificates and/or title reports and any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, and (c) any minor encroachment; provided, however, that none of the foregoing Encumbrances or encroachments described in clause (iv) could, individually or in the aggregate, impair, in any material respect, the continued use and operation of the property to which they relate in the Company Business; and (v) other imperfections of title, licenses, or encumbrances, if any, that individually or in the aggregate do not impair, in any material respect, the continued use and operation of the property to which they relate in the Company Business.

“Person” means any individual, corporation, company, limited liability company, partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, or other entity of any kind or nature or any Governmental Authority.

“Personal Information” means, in addition to all information defined or described by the Company and its Subsidiaries as “personal data”, “personal information,” “personally identifiable information,” “PII,” or any similar term in the Company’s and its Subsidiaries’ privacy policies or other public-facing statement, any information that is subject to any Privacy Law and capable of being associated with an individual consumer, including: (i) information that identifies, could be used to identify (alone or in combination with other information) or is otherwise identifiable with an individual or a device, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, any religious or political view or affiliation, marital or other status, photograph, face geometry, or biometric information, and any other data used to identify, contact or precisely locate an individual, (ii) any data regarding any activity of an individual online or on a mobile device or other application (e.g., any search conducted, web page or content visited or viewed), if such information is associated with an identifiable individual, and (iii) any Internet Protocol address or other persistent identifier if such Internet Protocol address or other persistent identifier is associated with an identifiable individual. Personal Information may relate to any individual, including any user of any Internet or device application who views or interacts with any Company Offering, or a current, prospective or former customer, employee or vendor of any Person. Personal Information includes the foregoing information in any form, including paper, electronic and other forms.

“Pre-Closing Tax” means (i) any Tax imposed on the Company or any of its Subsidiaries for any Pre-Closing Tax Period, (ii) any Tax of any Company Securityholder or any of its Affiliates for which any of the Company or any Indemnified Party is or may be liable, whether by reason of any requirement to withhold or otherwise, and incurred in connection with the Mergers or this Agreement, (iii) any Tax for which the Company or any of its Subsidiaries is held liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law) by reason of the Company being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period, (iv) any Tax of another Person for which the Company or any of its Subsidiaries is held liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any express or implied obligation existing on or prior to the Closing Date to indemnify any such Person, by Contract (other than any Contract entered into in the Ordinary Course of Business and the primary subject matter of which is not Taxes) or otherwise, and (v) any Tax incurred as a result of the transactions contemplated by this Agreement; provided, that Pre-Closing Tax shall not include (w) any Tax based on or attributable to any election (under Section 338 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with respect to the transactions contemplated by this Agreement), (x) any Tax that arises due to actions taken by or at the direction of Parent on the Closing Date after the Closing that are outside of the Ordinary Course of Business or (y) the employer portion of any employment, payroll or similar Tax based on or attributable to any Parent Employee Obligation. For purposes of the foregoing, in the case of a Straddle Period, the amount of any Tax based on or measured by income or receipts or imposed in connection with any transaction that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time), and the amount of any other Tax of the Company or any of its Subsidiaries that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the total number of days in the entire Straddle Period.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on and including the Closing Date.

“Preferred Escrow Contribution Value” means the Escrow Value minus the Common Escrow Contribution Value.

“Preferred Expense Fund Contribution Value” means the Expense Fund Amount minus the Common Expense Fund Contribution Value.

“Privacy Law” means any Law that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information or User Data and any such Law governing breach notification, any penalties and compliance with any order, including the Children’s Online Privacy Protection Act, the Telephone Consumer Protection Act, the California Online Privacy Protection Act, the Video Privacy Protection Act, the Communications Decency Act, the Payment Card Industry Data Security Standard, the CAN-SPAM Act and Canada’s Anti-Spam Legislation, the UK Data Protection Act 1998, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016, and any Law or regulation implementing either or both of EU Directive 95/46/EC and EU Directive 2002/58/EC (each as amended from time to time).

“Pro Rata Share” means, as to each Indemnifying Party, the quotient obtained by dividing (i) the aggregate portion of the Merger Consideration payable to such Indemnifying Party in respect of his, her or its shares of Company Capital Stock pursuant to Sections 2.3(c) or 2.3(d) (assuming the full release of the Escrow Amount and Expense Fund and the full vesting of the Merger Consideration subject to Restriction Agreements), by (ii) the aggregate portion of the Merger Consideration payable to all Indemnifying Parties in respect of their shares of Company Capital Stock pursuant to Sections 2.3(c) and 2.3(d) (assuming the full release of the Escrow Amount and Expense Fund and the full vesting of the Merger Consideration subject to Restriction Agreements). For purposes of this definition, the Parent Shares issuable pursuant to Section 2.3(c) shall be valued based on the Reference Price.

“Proprietary Information” means any information or material not generally known to the public, including any trade secret, know-how or other confidential and proprietary information.

“Reference Price” means $12.11683. The parties acknowledge and agree that the Reference Price (i) is a negotiated number that will only be used as set forth herein and (ii) is not intended to and shall not be deemed to represent the actual fair market value of Parent Common Stock on the Closing Date (the fair market value of which the parties intend will be the value set forth in the most recent Section 409A valuation report from an independent outside valuation firm that values Parent Common Stock, as such valuation is approved by Parent’s board of directors).

“Registered Company Intellectual Property Right” means (i) any issued Patent, pending Patent application, Mark registration, application for Mark registration, Copyright registration, application for Copyright registration and Domain Name registration owned, purported to be owned, filed or applied for by or on behalf of the Company or any of its Subsidiaries, and (ii) any other application, registration, recording and filing filed by or on behalf or in the name of the Company or any of its Subsidiaries with respect to any Company Intellectual Property Right owned or purported to be owned by the Company or any of its Subsidiaries.

“Requisite Stockholders” means the holders of (i) a majority of the issued and outstanding shares of Company Capital Stock (voting together as a single class on an as-converted basis); (ii) a majority issued and outstanding shares of Company Preferred Stock (voting together as a single class); (iii) a majority of the issued and outstanding shares of Series B Preferred Stock; (iv) at least sixty percent (60%) of the issued and outstanding shares of Series A Preferred Stock; and (v) a majority of the issued and outstanding shares of Series Seed Preferred Stock.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Cash Pool” means the product of (i) the Aggregate Preferred Cash Consideration multiplied by (ii) the Series A Ratio.

“Series A Cash Ratio” means the quotient of (i) the Series A Cash Pool divided by (ii) the Series A Consideration Value.

“Series A Consideration Value” means the sum of (i) the Series A Cash Pool plus (ii) the Series A Share Pool Reference Value.

“Series A Escrow Contribution Value” means the product of (i) the Preferred Escrow Contribution Value multiplied by (ii) the Series A Ratio.

“Series A Expense Fund Contribution Value” means the product of (i) the Preferred Expense Fund Contribution Value multiplied by (ii) the Series A Ratio.

“Series A Liquidation Preference” means the product of (i) the Series A Original Issue Price multiplied by (ii) the Series A Shares Outstanding.

“Series A Original Issue Price” means $1.47518750.

“Series A Preferred Stock” means the Series A Preferred Stock of the Company, par value $0.00001 per share.

“Series A Ratio” means the quotient of (i) the Series A Liquidation Preference divided by (ii) the Aggregate Liquidation Preference.

“Series A Share Pool” means the product of (i) the Aggregate Preferred Stock Consideration multiplied by (ii) the Series A Ratio.

“Series A Share Pool Reference Value” means the product of (i) the Series A Share Pool multiplied by (ii) the Reference Price.

“Series A Share Ratio” means an amount equal to 1 minus the Series A Cash Ratio.

“Series A Shares Outstanding” means the total number of shares of Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to any conversions of shares of Series A Preferred Stock into shares of Company Common Stock prior to, or contingent upon the occurrence of, the Effective Time).

“Series B Cash Pool” means the product of (i) the Aggregate Preferred Cash Consideration multiplied by (ii) the Series B Ratio.

“Series B Cash Ratio” means the quotient of (i) the Series B Cash Pool divided by (ii) the Series B Consideration Value.

“Series B Consideration Value” means the sum of (i) the Series B Cash Pool plus (ii) the Series B Share Pool Reference Value.

“Series B Escrow Contribution Value” means the product of (i) the Preferred Escrow Contribution Value multiplied by (ii) the Series B Ratio.

“Series B Expense Fund Contribution Value” means the product of (i) the Preferred Expense Fund Contribution Value multiplied by (ii) the Series B Ratio.

“Series B Liquidation Preference” means the product of (i) the Series B Original Issue Price multiplied by (ii) the Series B Shares Outstanding.

“Series B Original Issue Price” means $1.79597400.

“Series B Preferred Stock” means the Series B Preferred Stock of the Company, par value $0.00001 per share.

“Series B Ratio” means the quotient of (i) the Series B Liquidation Preference divided by (ii) the Aggregate Liquidation Preference.

“Series B Share Pool” means the product of (i) the Aggregate Preferred Stock Consideration multiplied by (ii) the Series B Ratio.

“Series B Share Pool Reference Value” means the product of (i) the Series B Share Pool multiplied by (ii) the Reference Price.

“Series B Share Ratio” means an amount equal to 1 minus the Series B Cash Ratio.

“Series B Shares Outstanding” means the total number of shares of Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to any conversions of shares of Series B Preferred Stock into shares of Company Common Stock prior to, or contingent upon the occurrence of, the Effective Time).

“Series Seed Cash Pool” means the product of (i) the Aggregate Preferred Cash Consideration multiplied by (ii) the Series Seed Ratio.

“Series Seed Cash Ratio” means the quotient of (i) the Series Seed Cash Pool divided by (ii) the Series Seed Consideration Value.

“Series Seed Consideration Value” means the sum of (i) the Series Seed Cash Pool plus (ii) the Series Seed Share Pool Reference Value.

“Series Seed Escrow Contribution Value” means the product of (i) the Preferred Escrow Contribution Value multiplied by (ii) the Series Seed Ratio.

“Series Seed Expense Fund Contribution Value” means the product of (i) the Preferred Expense Fund Contribution Value multiplied by (ii) the Series Seed Ratio.

“Series Seed Liquidation Preference” means the product of (i) the Series Seed Original Issue Price multiplied by (ii) the Series Seed Shares Outstanding.

“Series Seed Original Issue Price” means $0.62397500.

“Series Seed Preferred Stock” means the Series Seed Preferred Stock of the Company, par value $0.00001 per share.

“Series Seed Ratio” means the quotient of (i) the Series Seed Liquidation Preference divided by (ii) the Aggregate Liquidation Preference.

“Series Seed Share Pool” means the product of (i) the Aggregate Preferred Stock Consideration multiplied by (ii) the Series Seed Ratio.

“Series Seed Share Pool Reference Value” means the product of (i) the Series Seed Share Pool multiplied by (ii) the Reference Price.

“Series Seed Share Ratio” means an amount equal to 1 minus the Series Seed Cash Ratio.

“Series Seed Shares Outstanding” means the total number of shares of Series Seed Preferred Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to any conversions of shares of Series Seed Preferred Stock into shares of Company Common Stock prior to, or contingent upon the occurrence of, the Effective Time).

“Software” means any (i) computer program, including any API or SDK, software implementation of any algorithm, model or methodology, whether in source code, object or executable code, or other form, (ii) Database, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, subroutines, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Representation Cap” means an amount equal to $18,000,000.

“Specified Representation Claim” means any Claim under Section 10.2(a) or under Section 10.2(l), in each case with respect to any of the Specified Representations or any of the certifications made with respect thereto pursuant to Section 8.2(a), other than any such Claim involving fraud, intentional misrepresentation or willful breach.

“Specified Representations” means the representations and warranties of the Company set forth in Section 3.14 and Section 3.15.

“Spreadsheet” means a spreadsheet in form and substance reasonably acceptable to Parent, certified as true, correct and complete by the chief executive officer and chief financial officer of the Company and dated as of the Closing Date, which spreadsheet shall set forth: (i) the names of all the Company Stockholders, holders of a Company Warrant and Company Optionholders and their respective last known addresses and email addresses, (ii) the number and kind of shares of Company Capital Stock held by, or subject to outstanding Company Options, held by, such Persons and, in the case of outstanding shares of Company Capital Stock, the respective Carta certificate numbers, dates of acquisition, whether the shares (and, if so, how many) were received upon the exercise of Company Options, and whether the shares are Company Restricted Stock, (iii) for each outstanding Company Option, the date of grant, type of grant (i.e., incentive stock option or non-statutory stock option), whether such Company Option is an Assumed Option or Cash-Out Option, a No-Withholding Option, or an In-the-Money Company Option, and exercise price per share for each Company Option, (iv) the vesting arrangements with respect to outstanding Company Options and Company Restricted Stock (including vesting schedule, vesting commencement date, date fully vested and the extent to which the Company Options or Company Restricted Stock, as applicable, are vested), (v) the calculation of the Aggregate Common Cash Consideration, Aggregate Common Consideration Value, Aggregate Common Stock Consideration, Aggregate Exercise Price, Aggregate Liquidation Preference, Aggregate Preferred Cash Consideration, Aggregate Preferred Consideration Value, Aggregate Preferred Stock Consideration, Assumed Option Shares, Base Cash Consideration, Base Consideration, Base Consideration Value, Base Stock Consideration, Base Stock Consideration Reference Value, Common Cash Pool, Common Cash Ratio, Common Consideration Value, Common Escrow Ratio, Common Escrow Contribution Value, Common Share Pool, Common Share Pool Reference Value, Common Share Ratio, Fully-Diluted Common Shares Outstanding, Option Exchange Ratio, Per Share Common Amount, Per Share Common Cash Amount, Per Share Common Stock Amount, Per Share Common Escrow Amount, Per Share Common Escrow Cash Amount, Per Share Common Escrow Share Amount, Per Share Series A Amount, Per Share Series A Cash Amount, Per Share Series A Escrow Amount, Per Share Series A Escrow Cash Amount, Per Share Series A Escrow Share Amount, Per Share Series A Stock Amount, Per Share Series B Amount, Per Share Series B Cash Amount, Per Share Series B Escrow Amount, Per Share Series B Escrow Cash Amount, Per Share Series B Escrow Share Amount, Per Share Series B Stock Amount, Per Share Series Seed Amount, Per Share Series Seed Cash Amount, Per Share Series Seed Escrow Amount, Per Share Series Seed Escrow Cash Amount, Per Share Series Seed Escrow Share Amount, Per Share Series Seed Stock Amount, Preferred Escrow Contribution Value, Series A Cash Pool, Series A Cash Ratio, Series A Consideration Value, Series A Escrow Contribution Value, Series A Liquidation Preference, Series A Ratio, Series A Share Pool, Series A Share Pool Reference Value, Series A Share Ratio, Series A Shares Outstanding, Series B Cash Pool, Series B Cash Ratio, Series B Consideration Value, Series B Escrow Contribution Value, Series B Liquidation Preference, Series B Ratio, Series B Share Pool, Series B Share Pool Reference Value, Series B Share Ratio, Series B Shares Outstanding, Series Seed Cash Pool, Series Seed Cash Ratio, Series Seed Consideration Value, Series Seed Escrow Contribution Value, Series Seed

Liquidation Preference, Series Seed Ratio, Series Seed Share Pool, Series Seed Share Pool Reference Value, Series Seed Share Ratio, and Series Seed Shares Outstanding, Common Expense Fund Contribution Value, Per Share Common Expense Fund Amount, Per Share Series A Expense Fund Amount, Per Share Series B Expense Fund Amount, Per Share Series Seed Expense Fund Amount, Preferred Expense Fund Contribution Value, Series A Expense Fund Contribution Value, Series B Expense Fund Contribution Value, Series Seed Expense Fund Contribution Value, (vi) with respect to each Indemnifying Party, such Indemnifying Party’s Pro Rata Share and if such Indemnifying Party has delivered an Investor Questionnaire, such Indemnifying Party’s portion of the Escrow Shares and Escrow Cash deemed contributed to the Escrow Fund with respect to such Indemnifying Party, and if such Indemnifying Party has not delivered an Investor Questionnaire, (1) the portion of the Escrow Cash and Escrow Shares which would be contributed by such Indemnifying Party if such Indemnifying Party were an Accredited Investor and (2) the amount of Escrow Cash which would be contributed by such Indemnifying Party if such Indemnifying Party was an Unaccredited Investor, (vii) with respect to each Company Stockholder, whether such Stockholder has returned: (A) an Investor Questionnaire (and the response therein) and (B) a Support Agreement, (viii) with respect to each Company Warrant, the holder thereof, the number and kind of shares of Company Capital Stock for which it is exercisable, the per share exercise price therefor and whether such Company Warrant is an In-the-Money Warrant, (ix) with respect to the Founder, the Restricted Shares, Unrestricted Shares, Restricted Escrow Shares, Unrestricted Escrow Shares, and Restricted Non-Escrow Shares (each, as defined in the Restriction Agreement), and (x) the aggregate Merger Consideration payable at Closing to each Company Securityholder with respect to the shares of Company Capital Stock, Company Warrants and Company Options held by such Company Securityholder in accordance with this Agreement. Parent shall be entitled to rely on the information in the Spreadsheet for all relevant purposes hereunder, it being acknowledged and agreed that its use therefor shall not affect, in any manner whatsoever, any Indemnified Party’s right to indemnification, compensation or reimbursement pursuant to Section 10.2 if any of the information on the Spreadsheet is not accurate or complete.

“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity (whether or not incorporated) of which (i) such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such entity or a majority of the profit interests in such entity is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Tax” (and, with correlative meaning, “Taxes”) means (i) any federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, sales, use, VAT, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, estimated or windfall profit tax, custom duty, national insurance tax, health tax or other tax or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (ii) any Liability for the payment of any amount of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, and (iii) any Liability for the payment of any of the type described in clause (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person, by Contract or otherwise (other than pursuant to any Contract entered into in the Ordinary Course of Business and the primary subject matter of which is not Taxes).

“Tax Return” means any return, amended return, election declaration, report, voluntary disclosure, claim for refund, information return or statement filed or required to be filed in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means any: (i) technology, formulae, algorithm, procedure, process, method, technique, idea, know-how, creations, inventions, discoveries and improvement (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, or product information and materials or other Proprietary Information; (iii) specification, design, industrial design, model, device, prototype, schematic, configuration and development tool; (iv) Software, website, content, image, logo, graphic, text, photographs, artwork, audiovisual works, sound recording, graph, drawing, reports, analysis, writing, of any other work of authorship and copyrightable subject matter (“Work of Authorship”); (v) database or other compilation or collection of data or information (“Database”); (vi) mask work, layout, topography or other design feature with respect to any integrated circuit (“Mask Work”); (vii) Mark; (viii) domain name, uniform resource locator or other name or locator associated with the Internet (“Domain Name”) or social media identifier; and (ix) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.

“Transaction Expense” means any cost or expense of any kind or nature incurred by, paid by, or to be paid by, the Company or any of its Subsidiaries in connection with the Mergers and this Agreement and the transactions contemplated by this Agreement, as well as any related sale or financing process, including, without duplication, (i) any fee or expense of any investment banker, financial advisor, legal counsel, accountant or other professional advisor, (ii) any premium or related cost for any directors’ and officers’ liability insurance (including the Tail Policy) purchased by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (iii) any corporate-level employment Tax based on any payment pursuant to this Agreement (for the avoidance of doubt, excluding any Parent Employee Obligations and payments contemplated under Section 2.4(a)) or attributable to a Closing Employee Payment, (iv) any Closing Employee Payment and (v) any payment, consideration, costs or fees associated with the termination or modification of the Contracts set forth in Section 5.18, Section 5.19, Schedule 8.2(i)(i), Schedule 8.2(i)(ii), or Schedule 8.2(j) or in relation to obtaining any consents, waivers or approvals of, or providing notices to, any party under any Contract of the Company or any of its Subsidiaries as are required in connection with the Mergers for any such Contract to remain in full force and effect following the Second Effective Time. For the avoidance of doubt, the Audit Expense Amount shall not be a Transaction Expense and shall be borne by Parent.

“Transfer” means, with respect to any security, to sell, offer, pledge, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, lend or otherwise transfer (including by gift or operation of law), dispose of, hypothecate or encumber, directly or indirectly, such security, or to enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such security.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“UK Subsidiary” means Jask UK Ltd.

“Unaccredited Investor” means any Company Stockholder who is not an Accredited Investor.

“Unpaid Pre-Closing Taxes” means all Pre-Closing Taxes, in each case whether due prior to, on, or after the Closing, that are unpaid as of the Closing.

“Unpaid Transaction Expenses” means all Transaction Expenses, in each case whether due prior to, on or after the Closing, that are not paid in full as of immediately prior to the Closing.

“Unpaid Wage Obligations” means all Wage Obligations, in each case whether due prior to, on, or after the Closing, that are unpaid as of the Closing.

“Unvested Company Options” means, as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Merger), all Company Options to the extent they are not then Vested Company Options.

“User Data” means any Personal Information or other data or information collected by or on behalf of the Company or any of its Subsidiaries from any user of any website or any Company Offering or Company Software.

“VAT” means any ad valorem, value added, goods and services or similar tax.

“Vested Company Option” means, as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Merger), any Company Option that is then vested and exercisable.

“Wage Obligations” means all remuneration required to be paid by the Company or any of its Subsidiaries, or obligations therefor incurred by the Company or any of its Subsidiaries, on or before the Closing to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, including any salary, wages, accrued vacation, accrued paid time-off or other unpaid vacation benefits, accrued bonus, commission payments, severance, employee benefits, any post-retirement payments or benefits and the employer portion of any associated employment, payroll or similar Tax, in each case with respect to any service provided to the Company or any of its Affiliates by any such Person on or prior to the Closing, including any such remuneration arising out of the termination of any such service; provided, however, that for the avoidance of doubt, Wage Obligations exclude any Parent Employee Obligation.

“WARN Act” means the Workers Adjustment and Retraining Notification Act, as amended, and all state and local statutory equivalents.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement in the sections referenced below.

Defined Term	Section
280G Approval	5.5(d)
Agreement	Preamble
Agreement Date	Preamble
Assumed Option	2.4(a)
Auditors	5.9(b)
Basket	10.3(e)
Board Approval	3.3(d)
Books and Records	3.18(a)
Bribery Act	3.24(a)(vi)
Cash-Out Option	2.4(b)

Charter Documents	3.1
CIIAA	Recitals
Closing	2.1
Closing Date	2.1
Closing Pay-Off Indebtedness	5.12
Closing Pay-Off Indebtedness Documentation	5.12
Company	Preamble
Company Benefit Arrangement	3.17(l)
Company Benefit Arrangements	3.17(l)
Company Customer	3.21(a)
Company Disclosure Letter	Article 3
Company Foreign Plan	3.17(s)
Company Indemnification Obligations	6.4(a)
Company Indemnification Obligation Payments	6.4(c)
Company Representatives	5.8(a)
Contested Claim	10.5(a)(ii)
Contingent Worker	3.17(a)
Covered Person	6.4(a)
Damages	10.2
Defense Costs	10.2(l)
DGCL	Recitals
DLLCA	Recitals
Effective Time	2.1
Escrow Agreement	2.5
Escrow Fund	2.5
Exchange Agent	2.6(a)
Exchange Agent Agreement	2.6(a)
Exclusively Licensed Company IP	3.14(c)
Expense Fund	10.12(c)
Export Approvals	3.25(b)
Export Control Laws	3.25(a)
FCPA	3.24(a)(vi)
First Certificate of Merger	2.1
First Merger	Recitals
Governmental Permits	3.16(b)
Holder	7.4(a)
Indemnified Parties	10.2
Indemnified Party	10.2
Information Security Review	3.15(j)
Information Statement	5.5(b)
Invention Assignment Agreement	3.14(m)
Investor Questionnaires	Recitals
Letter of Transmittal	2.6(b)
Licensed IP	3.14(c)
Listed Patents	8.2(y)
Major Equityholders	Recitals
Market Stand-Off	7.3
Mergers	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble

Momentum	Article 3
Non-Competition Agreement	Recitals
Notice of Claim	10.4
Offer Letter	Recitals
Owed Amount	10.5(c)
Owned Company IP	3.14(c)
Parent	Preamble
Patent Assignments	8.2(y)
Payment Condition	2.6(b)
Promised Option	5.11(c)
Promised Option Release	5.11(c)
Promised Optionee	5.11(c)
Received Exercise Prices	2.3(k)
Representative	Preamble
Representative Expenses	10.12(b)
Representative Group	10.12(b)
Requisite Indemnifying Parties	10.12(a)
Restriction Agreement	Recitals
Right of First Refusal	7.4(a)
Second Certificate of Merger	2.1
Second Effective Time	2.1
Second Merger	Recitals
Section 280G	5.5(d)
Section 280G Payments	5.5(d)
Settlement Amount	10.6
Significant Customer	3.21(a)
Significant Supplier	3.21(b)
Special Matters	10.3(c)
Standard EULAs	3.12(d)
Standard Form Agreements	3.14(h)
Stockholder Approval	3.3(e)
Support Agreement	Recitals
Surviving Corporation	Recitals
Surviving Entity	2.2(b)(i)
Tail Policy	5.17
Tax Claim	11.3(a)
Terminated Agreements	5.18
Terminated Benefit Plan	5.11(b)
Third-Party Claim	10.6
Transaction Invoices	8.2(r)(i)
Transfer Notice	7.4(a)
Transfer Taxes	11.4
Transferee	7.4(a)
USPTO	8.2(y)
VDA	11.3(c)
Virtual Data Room	Article 3
Warrant Cancellation Agreement	2.4(e)
Written Consent	Recitals

ARTICLE 2

THE MERGERS

2.1 The Closing. Subject to the earlier termination of this Agreement pursuant to Article 9, the closing of the First Merger (the “Closing”) shall take place by teleconference or through electronic exchange of transaction documents at 10:00 a.m. California time on the third Business Day after the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article 8 (other than those conditions that, by their terms, are to be satisfied by action to be taken at Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of those conditions), or at such other place, time or date as Parent and the Company agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”. On the Closing Date or at such later date and time as may be mutually agreed in writing by the Company and Parent, the Company and Merger Sub I shall cause the First Merger to be consummated by filing a certificate of merger, in substantially the form attached hereto as Exhibit F (the “First Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the DGCL. The time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent and the Company prior to the Closing and specified in the First Certificate of Merger, shall be referred to herein as the “Effective Time”. As soon as practicable after the Effective Time, but in all cases within one (1) Business Day thereafter, the Surviving Corporation and Merger Sub II shall cause the Second Merger to be consummated by filing a certificate of merger, in substantially the form attached hereto as Exhibit G (the “Second Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA. The time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent and the Company prior to the Closing and specified in the Second Certificate of Merger, shall be referred to herein as the “Second Effective Time”.

2.2 Effects of the Mergers.

(a) The First Merger.

(i) At the Effective Time, Merger Sub I shall be merged with and into the Company, the separate existence of Merger Sub I shall cease and the Company shall be the surviving corporation of the First Merger pursuant to the terms of this Agreement and the First Certificate of Merger. The effect of the First Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the foregoing, from and after the Effective Time, all of the property, rights, powers, privileges and franchises of the Company and Merger Sub I shall be vested in the Surviving Corporation and all of the debts, obligations, liabilities, restrictions and duties of the Company and Merger Sub I shall become the debts, obligations, liabilities, restrictions and duties of the Surviving Corporation, all as provided under the DGCL.

(ii) As of the Effective Time, by virtue of the First Merger and without any further action on the part of the Company, Merger Sub I or any other Person, (i) the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of Merger Sub I as in effect immediately prior to the Effective Time (except the name shall remain Jask Labs Inc. and the provisions relating to the incorporator shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law and (ii) the bylaws of the Company shall be amended to conform to the bylaws of Merger Sub I as in effect immediately prior to the Effective Time (except that all references to Merger Sub I shall be changed to refer to Jask Labs Inc.), and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(iii) The members of the board of directors of Merger Sub I and the officers of Merger Sub I, respectively, as of immediately prior to the Effective Time shall be the initial members of the board of directors of the Surviving Corporation and the initial officers of the Surviving Corporation, respectively, immediately after the Effective Time, each to hold office until their respective successors are duly elected or appointed or until their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The Second Merger.

(i) At the Second Effective Time, the Surviving Corporation shall be merged with and into Merger Sub II, the separate existence of the Surviving Corporation shall cease and Merger Sub II shall be the surviving entity of the Second Merger pursuant to the terms of this Agreement and the Second Certificate of Merger. The surviving entity after the Second Effective Time is sometimes referred to herein as the “Surviving Entity”. The effect of the Second Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the foregoing, from and after the Second Effective Time, all of the property, rights, powers, privileges and franchises of the Surviving Corporation and Merger Sub II shall be vested in the Surviving Entity and all of the debts, obligations, liabilities, restrictions and duties of the Surviving Corporation and Merger Sub II shall become the debts, obligations, liabilities, restrictions and duties of the Surviving Entity, all as provided under the DGCL and the DLLCA.

(ii) As of the Second Effective Time, by virtue of the Second Merger and without any further action on the part of the Surviving Corporation, Merger Sub II or any other Person, the certificate of formation of Merger Sub II shall be the certificate of formation of the Surviving Entity and the limited liability company agreement of Merger Sub II shall be the limited liability company agreement of the Surviving Entity, until thereafter amended as provided therein or by applicable Law.

(iii) Parent shall be the managing member of the Surviving Entity. The officers of Merger Sub II as of immediately prior to the Second Effective Time shall be the initial officers of the Surviving Entity as of immediately after the Second Effective Time, each to hold office until their respective successors are duly appointed or until their earlier death, resignation or removal, in each case in accordance with the limited liability company agreement of the Surviving Entity.

2.3 Conversion of Shares.

(a) Conversion of Merger Sub Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of any Merger Sub I Common Stock, each share of Merger Sub I Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub I Common Stock are so converted shall be the only shares of common stock of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.

(b) Cancellation of Company-Owned Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Company Capital Stock held in the Company’s treasury or owned by the Company, Parent or either Merger Sub immediately prior to the Effective Time shall be cancelled and extinguished without any payment of any consideration therefor.

(c) Conversion of Company Capital Stock held by Accredited Investors.

(i) Company Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Company Common Stock held by an Accredited Investor (other than any Disregarded Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive:

(A) a fraction of a share of Parent Common Stock equal to (i) the Per Share Common Stock Amount minus (ii) the Per Share Common Escrow Share Amount;

(B) an amount of cash equal to (i) the Per Share Common Cash Amount minus (ii) the Per Share Common Escrow Cash Amount minus (iii) the Per Share Common Expense Fund Amount; and

(C) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Shares and Escrow Cash, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Sections 2.5 and 10.7 and the Escrow Agreement, as and when such deliveries are required to be made.

(ii) Company Series Seed Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Series Seed Preferred Stock held by an Accredited Investor (other than any Disregarded Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive:

(A) a fraction of a share of Parent Common Stock equal to (i) the Per Share Series Seed Stock Amount minus (ii) the Per Share Series Seed Escrow Share Amount;

(B) an amount of cash equal to (i) the Per Share Series Seed Cash Amount minus (ii) the Per Share Series Seed Escrow Cash Amount minus (iii) the Per Share Series Seed Expense Fund Amount; and

(C) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Shares and Escrow Cash, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Sections 2.5 and 10.7 and the Escrow Agreement, as and when such deliveries are required to be made.

(iii) Company Series A Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Series A Preferred Stock held by an Accredited Investor (other than any Disregarded Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive:

(A) a fraction of a share of Parent Common Stock equal to (i) the Per Share Series A Stock Amount minus (ii) the Per Share Series A Escrow Share Amount;

(B) an amount of cash equal to (i) the Per Share Series A Cash Amount minus (ii) the Per Share Series A Escrow Cash Amount minus (iii) the Per Share Series A Expense Fund Amount; and

(C) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Shares and Escrow Cash, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Sections 2.5 and 10.7 and the Escrow Agreement, as and when such deliveries are required to be made.

(iv) Company Series B Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Series B Preferred Stock held by an Accredited Investor (other than any Disregarded Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive:

(A) a fraction of a share of Parent Common Stock equal to (i) the Per Share Series B Stock Amount minus (ii) the Per Share Series B Escrow Share Amount;

(B) an amount of cash equal to (i) the Per Share Series B Cash Amount minus (ii) Per Share Series B Escrow Cash Amount minus (iii) the Per Share Series B Expense Fund Amount; and

(C) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Shares and Escrow Cash, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Sections 2.5 and 10.7 and the Escrow Agreement, as and when such deliveries are required to be made.

(d) Shares of Capital Stock held by Unaccredited Investors.

(i) Company Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Company Common Stock held by an Unaccredited Investor (other than any Disregarded Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive:

(A) a cash amount equal to (i) the Per Share Common Amount minus (ii) the Per Share Common Escrow Amount minus (iii) the Per Share Common Expense Fund Amount; and

(B) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Cash, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Sections 2.5 and 10.7 and the Escrow Agreement, as and when such deliveries are required to be made.

(ii) Series Seed Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Series Seed Preferred Stock held by an Unaccredited Investor (other than any Disregarded Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive:

(A) a cash amount equal to (i) the Per Share Series Seed Amount minus (ii) the Per Share Series Seed Escrow Amount minus (iii) the Per Share Series Seed Expense Fund Amount; and

(B) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Cash, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Sections 2.5 and 10.7 and the Escrow Agreement, as and when such deliveries are required to be made.

(iii) Series A Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Series A Preferred Stock held by an Unaccredited Investor (other than any Disregarded Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive:

(A) a cash amount equal to (i) the Per Share Series A Amount minus (ii) the Per Share Series A Escrow Amount minus (iii) the Per Share Series A Expense Fund Amount; and

(B) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Cash, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Sections 2.5 and 10.7 and the Escrow Agreement, as and when such deliveries are required to be made.

(iv) Series B Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Series B Preferred Stock held by an Unaccredited Investor (other than any Disregarded Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive:

(A) a cash amount equal to (i) the Per Share Series B Amount minus (ii) the Per Share Series B Escrow Amount minus (iii) the Per Share Series B Expense Fund Amount; and

(B) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Cash, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Sections 2.5 and 10.7 and the Escrow Agreement, as and when such deliveries are required to be made.

(e) Company Restricted Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of the holder thereof, and after taking into account any acceleration of the Company Restricted Stock occurring prior to the Effective Time, all Company Restricted Stock that is issued and outstanding as of immediately prior to the Effective Time (other than the Company Restricted Stock held by the Founder) shall be cancelled and extinguished without any payment of any consideration therefor. The Company Restricted Stock held by the Founder shall be converted into Parent Shares and cash in accordance with Section 2.3(h).

(f) Effect of Second Merger on Equity of Surviving Corporation and Merger Sub II. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any holder of any common stock of the Surviving Corporation or any membership interests of Merger Sub II, (i) each share of common stock of the Surviving Corporation shall be cancelled and extinguished without payment of any consideration therefor and (ii) each membership interest of Merger Sub II shall remain outstanding and represent membership interests of the Surviving Entity.

(g) Calculations.

(i) For purposes of calculating the amount of cash and number of Parent Shares issuable hereunder with respect to shares of a particular class or series of Company Capital Stock held by a particular Company Stockholder, including for purposes of calculating the allocation of the Escrow Amount, the consideration payable shall be calculated after aggregating all such shares of such class or series, as the case may be, held by such Company Stockholder. No fraction of a Parent Share will be issued by virtue of the Merger. Any Company Stockholder who would otherwise be entitled to receive a fraction of a Parent Share shall instead be entitled to receive an amount of cash equal to the product obtained by multiplying (i) such fraction by (ii) the Reference Price, rounded to the nearest whole cent. All payments to be made by Parent hereunder shall be without interest.

(ii) For purposes of determining whether a Company Option or a Company Warrant is an In-the-Money Company Option or an In-the-Money Warrant, the aggregate number of shares of Company Common Stock issuable upon the full exercise of Company Options and Company Warrants will initially be included as Fully-Diluted Common Shares Outstanding for purposes of calculating the Per Share Common Amount. If, as a result of such calculation, any Company Options or Company Warrants have an exercise price per share equal to or greater than the resulting Per Share Common Amount, the Company Options (other than any Assumed Options, which will always be included as Fully-Diluted Common Shares Outstanding) or Company Warrants with the highest per share exercise price will be deemed to not be In-the-Money Company Options or In-the-Money Warrants, as the case may be, and excluded from Fully-Diluted Common Shares Outstanding for purposes of calculating the Per Share Common Amount. The Per Share Common Amount will then be recalculated in the same manner until such time as all remaining Company Options (other than Assumed Options) and Company Warrants included for purposes of such calculation have an exercise price per share that is less than the resulting Per Share Common Amount.

(iii) For purposes of this Agreement, any reference to shares of Company Common Stock issuable upon the full exercise of Company Options or Company Warrants will assume that such Company Options or Company Warrants, as the case may be, are then fully vested and exercisable.

(iv) Notwithstanding anything to the contrary contained in this Agreement, (i) in no event shall the total number of Parent Shares issuable hereunder in respect of Company Capital Stock and Assumed Options (assuming for such purposes that all of the Escrow Shares are released to the Indemnifying Parties, all of the Parent Shares subject to the Restriction Agreement vest and are released to the Founder and all of the Assumed Options are exercised in full) exceed the Base Stock Consideration less the number of Parent Shares that would have been issuable to holders of Company Capital Stock who are Unaccredited Investors had they been

Accredited Investors and (ii) in no event shall the total amount of cash payable and Parent Shares issuable hereunder in respect of Company Capital Stock, Company Options and Company Warrants (assuming for such purposes that all of the Escrow Shares, Escrow Cash and Expense Fund are released to the Indemnifying Parties, all of the Parent Shares subject to the Restriction Agreement vest and are released to the Founder and all of the Assumed Options are exercised in full) exceed the Base Consideration Value (with all Parent Shares valued at the Reference Price for such purposes). In the event the application of any of the formulas in this Agreement or in the Spreadsheet would result in either or both of clauses (i) or (ii) not being correct, Parent and the Company hereby agree to take such actions as are necessary to amend this Agreement to modify the relevant provisions that resulted in any such error.

(v) If the calculation of Base Cash Consideration results in a negative number (a “Base Cash Shortfall”), (A) the Base Stock Consideration will be reduced by a number of shares equal to the quotient obtained by dividing the absolute value of the Base Cash Shortfall by the Reference Price, rounded to the nearest whole share (with 0.5 of a share rounded up) (the “Base Share Reduction”), (B) the Aggregate Common Stock Consideration and the Aggregate Preferred Stock Consideration will be correspondingly reduced (with the Base Share Reduction allocated 20% to the Aggregate Common Stock Consideration and 80% to the Aggregate Preferred Stock Consideration), and (C) the Base Cash Consideration shall be deemed to be zero. If the calculation of the Common Cash Pool results in a negative number (the “Common Cash Shortfall”), (x) the Common Share Pool will be reduced by a number of shares equal to the quotient obtained by dividing the absolute value of the Common Cash Shortfall by the Reference Price, rounded to the nearest whole share (with 0.5 of a share rounded up) and (y) the Common Cash Pool shall be deemed to be zero. In the event the Base Cash Consideration or the Common Cash Pool is insufficient to fund the Expense Fund Amount at Closing through the deduction from the applicable per share cash amounts payable to Indemnifying Parties as contemplated in Section 2.3(c) and 2.3(d), the Parent Shares payable to the applicable Indemnifying Parties who are Accredited Investors will be reduced to the extent necessary to cover any such shortfall (with such shares valued at the Reference Price), which reduction will occur by reducing the applicable per share stock amounts in the same manner as the applicable per share cash amounts would be reduced if there was sufficient cash to fund the Expense Fund Amount.

(h) Founder Consideration.

(i) Any consideration payable pursuant to Section 2.3(c)(i) to the Founder shall be subject to the terms and conditions of the Restriction Agreement.

(ii) The Founder shall make an election under Section 83(b) of the Code with respect to any Parent Shares subject to the Restriction Agreement within thirty (30) days after the Closing Date, and shall provide a copy of such election to Parent.

(i) Transfer Restrictions. The Parent Shares issuable hereunder shall be subject to certain restrictions on Transfer in accordance with Article 7.

(j) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to Company Capital Stock or Parent Common Stock occurring after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares (or stock prices or any per share dollar amounts, including the Reference Price) of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or stock prices or other per share dollar amounts therefor, including the Reference Price) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

2.4 Treatment of Company Options and Company Warrants.

(a) Company Options held by Continuing Employees. At the Effective Time, by virtue of the First Merger and without any action on the part of the holder thereof, each Company Option outstanding immediately prior to the Effective Time that is held by a Continuing Employee (whether a Vested Company Option or an Unvested Company Option) shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Parent (each such Company Option, an “Assumed Option”) in a manner consistent with the requirements of Section 409A of the Code. Each Assumed Option shall continue to have, and be subject to, the same terms and conditions (including the vesting schedule, term exercisability provisions and other terms and conditions set forth in the applicable Company Stock Plan and the applicable Company Option Agreement) as are in effect and applicable to the Assumed Option immediately prior to the Effective Time, except that (i) Parent and its board of directors shall have any and all amendment and administrative authority with respect to such option and the Company Stock Plan (subject, in the case of any amendment, to any required consent of the affected Company Optionholder pursuant to the terms of the applicable Company Stock Plan and the Company Option Agreement for such Assumed Option), (ii) each such option shall become exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the next whole number of shares of Parent Common Stock) of (A) the number of shares of Company Common Stock that would have been issuable upon full exercise of such Assumed Option immediately prior to the Effective Time multiplied by (B) the Option Exchange Ratio, and (iii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company Common Stock at which such Assumed Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio. All Assumed Options that prior to the Effective Time were treated as “incentive stock options” within the meaning of Section 422 of the Code shall from and after the Effective Time still be treated as incentive stock options under the Code.

(b) Cash-Out Options. Subject to the terms and conditions of this Agreement (including Section 2.8), at the Effective Time, by virtue of the First Merger and without any action on the part of the holder thereof, each In-the-Money Company Option, which is (i) a Vested Company Option as of immediately prior to the Effective Time and (ii) is not an Assumed Option (each, a “Cash-Out Option”) shall be cancelled and extinguished and automatically converted into the right to receive, for each share of Company Common Stock for which such Cash-Out Option was exercisable an amount of cash equal to (A) the Per Share Common Amount, minus (B) the per share exercise price of such Cash-Out Option.

(c) Cancelled Options. At the Effective Time, each Unvested Company Option outstanding immediately prior to the Effective Time that is not an Assumed Option and each Vested Company Option outstanding immediately prior to the Effective Time held by a Person other than a Continuing Employee that is not an In-the-Money Company Option shall be cancelled and terminated without consideration.

(d) Reserved.

(e) Company Warrants. Subject to the terms and conditions of this Agreement (including Section 2.8), at the Effective Time, by virtue of the First Merger and as set forth in a warrant cancellation agreement substantially in the form attached hereto as Exhibit H (“Warrant Cancellation Agreement”) with each holder of a Company Warrant, each In-the-Money Warrant shall be cancelled and extinguished and automatically converted into the right to receive, for each share of Company Common Stock for which such In-the-Money Warrant was exercisable as of immediately prior to the Effective Time an amount of cash equal to (A) the Per Share Common Amount, minus (B) the per share exercise price of such In-the-Money Warrant. At the Effective Time, each Company Warrant that is not an In-the-Money Warrant shall be cancelled and terminated without consideration pursuant to and in accordance with the Warrant Cancellation Agreement.

(f) Company Actions Regarding Company Options; Company Warrants and Company Restricted Stock. The Company shall, prior to the Effective Time, take or cause to be taken such actions, and shall obtain all such consents, as may be required to effect the foregoing provisions of this Section 2.4 and the provisions of Section 2.3(e), in each case, after consultation with, and subject to the reasonable approval of, Parent. Prior to the Closing, the Company shall provide notice (in a form reasonably satisfactory to Parent) to each holder of an outstanding Company Option and holder of Company Restricted Stock (other than the Founder) describing the treatment of such Company Option in accordance with this Section 2.4 and the treatment of Company Restricted Stock in accordance with Section 2.3(e).

2.5 Escrow Amount. On the Closing Date, Parent shall deposit with the Escrow Agent the Escrow Cash and the Escrow Shares, to be held in trust as an escrow fund (such amount and shares in deposit (as may be reduced from time to time), together with any interest, dividends, gains and other income thereon, the “Escrow Fund”), which amounts shall not become payable as of the Closing Date but shall instead be paid in accordance with, and subject to the provisions of, Article 10 and pursuant to the terms of an Escrow Agreement in substantially the form attached hereto as Exhibit I (the “Escrow Agreement”). Notwithstanding the foregoing, to the extent that an Indemnifying Party (or the Company on such Indemnifying Party’s behalf) has not delivered a fully completed and validly executed Investor Questionnaire to either the Exchange Agent or Parent on or before the Closing Date, Parent shall not deposit any portion of such Indemnifying Party’s Escrow Cash and Escrow Shares (if any) with the Escrow Agent. As soon as reasonably practicable following the delivery of a fully completed and validly executed Investor Questionnaire by any such Indemnifying Party to Parent or the Exchange Agent, Parent shall deposit such Indemnifying Party’s Escrow Cash and Escrow Shares (if any) with the Escrow Agent, other than any such cash or shares that Parent would have been entitled to recover from the Escrow Fund pursuant to Article 10 or Article 11 had they been deposited therein on the Closing Date, which shares or cash shall be forfeited to Parent at such time as such shares or cash would have been released to Parent from the Escrow Fund had they been deposited on the Closing Date. The Escrow Fund shall be held as partial security for any Damages for which any of the Indemnified Parties are entitled to recovery under this Agreement, including Article 10 and Article 11. The Escrow Amount shall be withheld from the amounts payable to Indemnifying Parties pursuant Sections 2.3(c) and 2.3(d), and the amount of Escrow Cash and Escrow Shares so withheld from each Indemnifying Party shall be deemed to have been contributed to the Escrow Fund with respect to such Indemnifying Party. Parent shall pay all of the fees and expenses associated with the hiring and retention of the Escrow Agent. Except to the extent delivered to Parent or an Indemnified Party in connection with an indemnity claim pursuant to Article 10 or in connection with Article 11, the Parent Shares transferred to the Escrow Fund shall be treated by Parent and its Affiliates as issued and outstanding capital stock of Parent, and shall be held by the Escrow Agent in accordance with the terms of the Escrow Agreement as a book position registered in the name Wilmington Trust N.A., as Escrow Agent, in trust for the account and benefit of the Indemnifying Parties. The Indemnifying Parties will be entitled to exercise voting rights, and will be entitled to receive dividends (other than non-taxable stock dividends, which shall be withheld by Parent and included as part of the Escrow Fund), in each case with respect to such Parent Shares. Parent shall be treated as owner of cash in the Escrow Fund for Tax purposes prior to disbursement and all interest on or other Taxable income, if any, earned from the investment of such cash in the Escrow Fund pursuant to this Agreement shall be treated for tax purposes as earned by Parent provided that the Escrow Agent is hereby authorized and directed to distribute to Parent (i) within thirty (30) days after the end of each quarter, and (ii) upon any final release of cash held in the Escrow Fund, an amount equal to forty five (45) percent of all interest or other taxable income earned on the Escrow Fund during such quarter (for purposes of clause (i)) or during the portion of the year ending on the date of release (for purposes of clause (ii), as applicable). It is intended that the cash in the Escrow Fund will qualify for installment sale reporting under Section 453 of the Code. Any payments to be made out of the Escrow Fund for the benefit of the Indemnifying Parties shall be made in accordance with Section 10.7. Each Indemnifying Party’s right, if any, to receive amounts or shares, as applicable, from the Escrow Fund are non-transferable and non-assignable, except that each Indemnifying Party shall be entitled to assign such Indemnifying Party’s rights to such amounts or shares, as applicable, by will, by the Laws of intestacy or by other similar operation of law.

2.6 Exchange.

(a) At or promptly after the Effective Time, Parent shall deposit, or cause to be deposited with Wilmington Trust N.A. or such other Person as Parent may select (the “Exchange Agent”): (i) for the benefit of the Company Stockholders the cash consideration payable pursuant to Sections 2.3(c) and 2.3(d), and (ii) for the benefit of the holders of No-Withholding Options the cash consideration for such No-Withholding Options issuable pursuant to Section 2.4(b), in each case to be held by the Exchange Agent in accordance with the terms of the exchange agent agreement (the “Exchange Agent Agreement”) to be executed prior to the Closing by Parent and the Exchange Agent; provided, that Parent shall not deposit with the Exchange Agent any portion of the Escrow Amount or Expense Fund Amount or other consideration retained by Parent pursuant to the terms of any Restriction Agreement, which amounts shall be paid out (if at all) in accordance with the terms hereof and the applicable Restriction Agreement, as applicable.

(b) Parent shall, or shall cause the Exchange Agent to, deliver (which may be done electronically) as promptly as reasonably practicable, but in no event more than two (2) Business Days following the Effective Time to each Company Stockholder and each holder of a No-Withholding Option as of immediately prior to the Effective Time a letter of transmittal in substantially the form attached hereto Exhibit J (a “Letter of Transmittal”) and, to each Company Stockholder who has not yet completed an Investor Questionnaire, an Investor Questionnaire. Parent shall deliver, or cause to be delivered, as promptly as reasonably practicable following the Closing, to any Company Stockholder or holder of a No-Withholding Option who delivers a duly completed and validly executed Letter of Transmittal (and any other documents as Parent shall reasonably require, and, in the case of Company Stockholders, together with an Investor Questionnaire) (such delivery, the “Payment Condition”), the consideration that such Company Stockholder or holder of a No-Withholding Option has the right to receive pursuant to Sections 2.3(c) or (d) or Sections 2.4(b), respectively. Parent shall have no obligation to deliver, or cause to be delivered, any such consideration to a particular Company Stockholder or holder of a No-Withholding Option until such Person has satisfied the Payment Condition.

(c) Promptly following the Effective Time, Parent shall deliver, or cause to be delivered:

(i) to each holder of an In-the-Money Warrant who has executed and delivered a Warrant Cancellation Agreement prior to Closing, the amount to which such Person is entitled pursuant to Section 2.4(c) and the applicable Warrant Cancellation Agreement;

(ii) to each lender of any Closing Pay-Off Indebtedness, the Closing Pay-Off Indebtedness payable to such lender in accordance with the wire transfer instructions set forth in the applicable Closing Pay-Off Indebtedness Documentation; and

(iii) to each third-party with respect to whom a Transaction Invoice was delivered prior to the Closing, the Unpaid Transaction Expenses set forth in the applicable Transaction Invoice in accordance with the wire transfer instructions provided in the Transaction Invoice.

(d) From and after the Effective Time, no shares of Company Capital Stock held by Company Stockholders prior to the Effective Time will be deemed to be outstanding, and such former holders of Company Capital Stock shall cease to have any rights with respect thereto except as provided herein or by Law.

(e) At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Capital Stock shall thereafter be made.

(f) Notwithstanding anything to the contrary contained herein, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Surviving Entity or the Exchange Agent shall be liable to any Company Securityholder for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining undistributed to Company Securityholders immediately prior to such time as such Merger Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Parent free and clear of all claims or interest of any Person previously entitled thereto.

(g) Subject to Section 2.8, Parent shall cause the Surviving Corporation or the Surviving Entity, as applicable, to pay, no later than the first regular payroll cycle occurring after the fifth (5th) Business Day following the Closing, through the Surviving Corporation’s or the Surviving Entity’s payroll processing system in accordance with standard payroll practices:

(i) to each holder of a Cash-Out Option that is not a No-Withholding Option (which No-Withholding Options shall be paid through the Exchange Agent) an amount of cash as set forth opposite such holder’s name with respect to each such Cash-Out Option in the Spreadsheet;

(ii) to each Promised Optionee, the amount set forth in the Promised Option Release between the Company and such Promised Optionee delivered to Parent prior to the Closing; and

(iii) to each recipient of a Closing Employee Payment that is due as of the Closing, the amount so due to such recipient as of the Closing as set forth on the Closing Financial Certificate.

(h) Subject to Section 2.8, Parent shall or shall cause the Surviving Corporation or the Surviving Entity, as applicable, to pay, no later than the first regular payroll cycle occurring after the date on which such payment becomes due and payable, through Parent’s, the Surviving Corporation’s or the Surviving Entity’s payroll processing system in accordance with standard payroll practices, any Closing Employee Payment set forth on the Closing Financial Certificate that becomes due and payable after the Closing Date.

2.7 Dissenting Shares. If, in connection with the First Merger, holders of Company Capital Stock shall have demanded and perfected their appraisal rights in accordance with Section 262 of the DGCL, none of such Dissenting Shares shall be converted into a right to receive the Merger Consideration otherwise payable to the holder of such Dissenting Shares as provided in Sections 2.3(c) or (d), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). In the event that any Company Stockholder fails to make an effective demand for payment or fails to perfect its appraisal as to its shares of Company Capital Stock or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant to Sections 2.3(c) or (d) in respect of such shares as if such shares had never been Dissenting Shares, and Parent shall deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.6, following the satisfaction of the Payment Condition, the Merger Consideration to which such Company Stockholder would have been entitled under Sections 2.3(c) or (d) with respect to such shares. Prior to the Closing, the Company shall give Parent (a) prompt written notice (and in no event more than two Business Days) of (i) any demand received by the Company for appraisal of Company Capital Stock or notice of exercise of a Company Stockholder’s appraisal rights in accordance with the DGCL, and (ii) the withdrawals of such demands and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company agrees that, except with Parent’s prior written consent, it shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand for appraisal or exercise of appraisal rights.

2.8 Tax Withholding. Each of Parent, the Surviving Corporation, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the Merger Consideration or any other payment otherwise payable pursuant to this Agreement (including the Escrow Amount), the amounts required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment and, to the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The parties agree to cooperate to allow Parent, at its election, to effectuate such withholding by means reasonably acceptable to Parent, including by paying the applicable Merger Consideration for which such withholding is required to the Surviving Corporation or the Surviving Entity and causing the Surviving Corporation or the Surviving Entity to withhold the applicable amounts through the Surviving Corporation’s or the Surviving Entity’s payroll system. Except for such withholding rights, the recipient of any payments payable pursuant to this Agreement is solely responsible for any and all Liabilities for Taxes that may arise with respect to any Merger Consideration or other amounts payable pursuant to this Agreement.

2.9 Further Assurances. If, at any time before or after the Effective Time, any of the parties hereto reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary to consummate the Mergers or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Company, Parent, the Surviving Corporation, the Surviving Entity and their respective officers, directors and managers shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary to consummate the Mergers and to carry out the purposes and intent of this Agreement.

2.10 Tax Consequences. The Mergers are intended to be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and Income Tax Regulations section 1.368-2(g). Provided that the Founder shall have complied with his obligations under Section 2.3(h)(ii), the parties will report consistently with such intention, and no party will take a reporting position that is inconsistent with that intention. None of the parties to this Agreement makes any representation regarding whether the Mergers will so qualify. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Mergers and the other transactions and agreements contemplated hereby.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in the disclosure letter of the Company addressed to Parent, dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) (which exceptions will qualify the section or subsection they specifically reference and will also qualify other sections or subsections in this Article 3 to the extent that it would be reasonably apparent on the face any such disclosure that such disclosure is applicable to such other section or subsection), the Company represents and warrants to Parent and each Merger Sub that the statements contained in this Article 3 are true and correct (with the understanding and acknowledgement that Parent and each Merger Sub would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that Parent and each Merger Sub are relying on these representations and warranties, and that these representations and warranties constitute an essential and determining element of this Agreement). For purposes of this Agreement, (x) each statement or other item of information set forth in a particular section or subsection of the Company Disclosure Letter shall be deemed to be a representation and warranty made by the Company in the corresponding section or subsection of this Agreement and other sections or subsections in this Agreement to the extent that the applicability of such statement or other item of information is reasonably apparent on its face and (y) a document shall be deemed to have been “made available” by the Company to Parent only if it has been posted in the electronic data site (the “Virtual Data Room”) maintained by Momentum Cybersecurity Group, LLC (“Momentum”) at https://momentumcyber.firmex.com/projects/5/documents, on behalf of the Company in connection with the Merger and as to which Parent and its representatives have been provided written notice and full access at least 24 hours prior to the execution of this Agreement.

3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. The Company has all requisite corporate power and authority to own, operate and lease its assets and properties and to carry on the Company Business. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the character or location of its assets or properties (whether owned, leased or licensed) or nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified, licensed and in good standing as would not result, or reasonably be expected to result, in a material Liability to the Company. Schedule 3.1 of the Company Disclosure Letter sets forth each jurisdiction in which the Company is qualified or licensed to do business. The Company has made available to Parent true and complete copies of the Certificate of Incorporation and its current bylaws, including all amendments thereto other than the Charter Amendment (the “Charter Documents”). The Company is not in violation of its Charter Documents.

3.2 Subsidiaries Section 3.2 of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary of the Company, indicating the record and beneficial owner of all of its issued and outstanding shares of capital stock or other equity interests, and each former Subsidiary of the Company. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or incorporation and has the requisite power and authority to own, operate and lease its assets and properties and to carry on its business as currently conducted. Each Subsidiary of the Company is duly qualified or licensed as a foreign corporation or other appropriate form of local jurisdiction entity to do business, and is in good standing in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its activities make such qualification or licensing necessary, except for such failures to be so duly qualified, licensed and in good standing as would not result, or reasonably be expected to result, in a material Liability to the Company or such Subsidiary. Other than the Company’s Subsidiaries listed on Section 3.2 of the Company Disclosure Letter, the Company does not directly or indirectly own or control any equity interest or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity interest or similar interest in, any Person, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any Person. All of the outstanding equity interests of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (to the extent such concept exists under the Law of the jurisdiction of organization or formation of such Subsidiary of the Company), and are free of any encumbrance, preemptive rights and put or call rights created by Law (other than any restrictions (whether on the transferability thereof or otherwise) imposed pursuant to applicable securities Laws), the organizational documents of such Subsidiary, or any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound. The existence of each former Subsidiary of the Company was terminated in accordance with applicable Law, and the Company does not have any Liabilities with respect to any such former Subsidiary.

3.3 Power, Authorization and Validity.

(a) Power and Authority. The Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Company Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, subject only to receipt of the Stockholder Approval. The execution, delivery and performance by the Company of this Agreement and each of the Company Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby, have been duly and validly approved and authorized by all requisite corporate action, subject only to receipt of the Stockholder Approval. No other actions or proceedings on the part of the Company other than the Stockholder Approval are necessary to authorize the execution, delivery and performance of this Agreement and each other Company Ancillary Agreement or to consummate the transactions so contemplated.

(b) No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to (i) any Governmental Authority or (ii) any other Person is necessary or required to be made or obtained by the Company or any of its Subsidiaries to enable the Company to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Company Ancillary Agreements or to consummate the transactions contemplated hereby and thereby (including the consent of or notice to any Person required to be obtained or given in order to keep any Contract between such Person and the Company or any of its Subsidiaries in effect following the Mergers or to provide that neither the Company, the Surviving Corporation (following the Effective Time) nor the Surviving Entity (following the Second Effective Time) nor any of their respective Subsidiaries is in breach or violation of any such Contract following the Mergers, in each case, as a result of failure to obtain such consent or provide such notice), except for the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware and the Stockholder Approval.

(c) Enforceability. This Agreement has been duly executed and delivered by the Company. This Agreement and each of the Company Ancillary Agreements are, or when executed and delivered by the Company shall be, assuming the due authorization, execution and delivery by Parent and the other Persons party hereto or thereto, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally, and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

(d) Board Approval. The board of directors of the Company has, at a meeting duly called and held, by a unanimous vote of the entire board of directors, or by a unanimous written consent in lieu thereof: (i) approved and declared advisable this Agreement, (ii) determined that the Mergers and other transactions contemplated by this Agreement are advisable, fair to, and in the best interests of the Company and the Company Stockholders and approved the same, (iii) approved the Company Ancillary Agreements and the transactions contemplated thereby, (iv) resolved to recommend to the Company Stockholders the adoption of this Agreement, and (v) directed that this Agreement be submitted to the Company Stockholders for adoption (such board approval in (i)-(v), the “Board Approval”).

(e) Required Vote of Company Stockholders. The affirmative vote or consent of the Requisite Stockholders are the only votes or consents of the holders of any class or series of Company Capital Stock prior to the Effective Time necessary to adopt or approve this Agreement, the Mergers, the Company Ancillary Agreements, the other transactions contemplated hereby and thereby (including the Charter Amendment), and the other matters set forth in the Written Consent (such vote or consent, the “Stockholder Approval”). Upon receipt of the Stockholder Approval, no further vote or consent of the holders of any class or series of Company Capital Stock prior to the Effective Time is necessary to adopt this Agreement and approve the Mergers, the Company Ancillary Agreements, the transactions contemplated hereby and thereby and the other matters set forth in the Written Consent.

3.4 Capitalization of the Company.

(a) Authorized and Outstanding Capital Stock of the Company. The authorized capital stock of the Company consists solely of 55,000,000 shares of Company Common Stock and 30,791,980 shares of Company Preferred Stock, of which 3,605,920 have been designated Series Seed Preferred Stock, 8,260,412 have been designated Series A Preferred Stock and 18,925,648 have been designated Series B Preferred Stock. The number and class and series of issued and outstanding shares of Company Capital Stock held by each Company Stockholder as of the Agreement Date is set forth on Schedule 3.4(a) of the Company Disclosure Letter, no shares of Company Capital Stock are issued or outstanding as of the Agreement Date that are not set forth on Schedule 3.4(a) of the Company Disclosure Letter, and no shares of Company Capital Stock will be issued or outstanding as of the Closing Date that are not set forth on Schedule 3.4(a) of the Company Disclosure Letter, except for: (i) shares of Company Common Stock issued upon the conversion of shares of Company Preferred Stock that are issued and outstanding on the Agreement Date and/or (ii) shares of Company Common Stock issued upon the exercise of outstanding Company Options or Company Warrants listed on Schedule 3.4(b) of the Company Disclosure Letter. Schedule 3.4(a) of the Company Disclosure Letter also sets forth for each Company Stockholder, as of the Agreement Date: (A) the last known address, email address, and country of citizenship of such Company Stockholder, (B) the date of issuance and the Carta certificate numbers of the shares of Company Capital Stock held by such Company Stockholder, (C) whether any of such shares of Company Capital Stock (and, if so, how many) were received upon the exercise of outstanding Company Options, (D) whether any of such shares constitute Company Restricted Stock, (E) for all such shares of Company Restricted Stock, the number of shares subject to vesting, rights of forfeiture or repurchase, (F) whether any such vesting, rights of forfeiture or repurchase rights will lapse, in whole or in part, as a result of this Agreement and the transactions contemplated hereby, (G) the vesting schedule for such shares, and (H) whether any of such shares were eligible for an election under Section 83(b) of the Code, including the date of issuance of such shares, and whether such election under Section 83(b) of the Code was timely made. The Company does not hold any treasury stock and does not otherwise own any shares of Company Capital Stock. All issued and outstanding shares of Company Capital Stock (x) have been duly authorized and validly issued, are fully paid and nonassessable, (y) were offered, issued, sold and delivered by the Company in compliance with Law, the Charter Documents, and all requirements set forth in applicable Contracts, and (z) are not subject to forfeiture, any right of rescission, right of first refusal or preemptive right under Law, the Charter Documents or any Contract to which the Company is a party. There is no Liability for dividends accrued and unpaid by the Company. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. All of the outstanding shares of Company Capital Stock are electronically certificated through Carta.

(b) Company Options; Company Warrants. The Company has reserved an aggregate of 11,874,103 shares of Company Common Stock for issuance pursuant to the Company Stock Plan (including shares subject to outstanding Company Options). As of the Agreement Date, a total of 7,953,225 shares of Company Common Stock are subject to outstanding Company Options, of which 2,885,494 were vested and exercisable, as of the Agreement Date. None of the outstanding Company Options may be exercised prior to vesting. An aggregate of 196,648 shares of Company Common Stock are issuable upon the exercise of the Company Warrants. Schedule 3.4(b) of the Company Disclosure

Letter sets forth, as of the Agreement Date, for each outstanding Company Option and Company Warrant (when applicable): (i) the name of the holder thereof, (ii) the exercise price per share, (iii) the number of shares such Company Warrant or Company Option is exercisable for, (iv) the date of grant and vesting schedule (if applicable), (v) the extent such Company Option is vested as of the Agreement Date, (vi) whether such Company Option is an incentive stock option or non-statutory stock option under the Code, and (vii) whether the vesting of such Company Option shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any. True, complete and correct copies of each Company Warrant have been made available to Parent. True, complete and correct copies of the Company Stock Plan and the standard form agreements under the Company Stock Plan have been made available to Parent and the Company Stock Plan and such standard form agreements have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement the Company Stock Plan or such agreements in any case from those made available to Parent. The Company has made available to Parent each agreement with respect to Company Options that deviates in any material respect from the standard form agreements made available to Parent. True, correct and complete copies of all Company Restricted Stock Agreements have been made available to Parent. The terms of the Company Stock Plan permit the treatment of Company Options as provided herein (other than Assumed Options), without the consent or approval of any Company Optionholders, the Company Stockholders or any other Person other than the board of directors of the Company, which board approval was obtained prior to the execution and delivery hereof by the Company. Except with respect to Company Restricted Stock held by Founder, the terms of the Company Restricted Stock Agreements permit the treatment of Company Restricted Stock as provided herein, without the consent or approval of any Company Stockholder or any other Person other than the board of directors of the Company, which board approval was obtained prior to the execution and delivery hereof by the Company. No Company Options are subject to any right of first refusal, right of rescission or preemptive right and all Company Options have been issued under the Company Stock Plan in compliance with Law and all requirements set forth in applicable Contracts. All Company Options and shares of Company Common Stock issued upon exercise thereof have been issued and granted in accordance with the terms of the Company Stock Plan and in compliance with Law and all requirements set forth in applicable Contracts. All Company Restricted Stock was issued and granted in accordance with the terms of the Company Stock Plan and in compliance with Law and all requirements set forth in the applicable Company Restricted Stock Agreement.

(c) No Other Rights. Except for (i) the Company Options, (ii) the Company Warrants, (iii) the conversion rights of the Company Preferred Stock, (iv) the agreements to be terminated in accordance with Section 8.2(i) and (v) the Promised Options, there is no outstanding (x) stock appreciation right, option, restricted stock, restricted stock unit, “phantom” stock or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any security of the Company or (y) warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract to purchase or otherwise acquire any share of Company Capital Stock or any security or debt convertible into or exchangeable for Company Capital Stock or obligating the Company to grant, extend or enter into any such stock appreciation right, option, restricted stock, restricted stock unit, “phantom” stock, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. Except under the agreements to be terminated in accordance with Section 8.2(i) or under the terms of the Company Restricted Stock Agreements, Company Option Agreements and Company Stock Plan, there is no voting agreement, registration right, rights of first refusal, preemptive right, co-sale right or other similar right or restriction applicable to any outstanding security of the Company.

(d) Ungranted Options. Schedule 3.4(d) of the Company Disclosure Letter sets forth each employee of the Company and each other Person with an offer letter or other Contract that contemplates or commits to making a grant of any option to purchase any share of Company Capital Stock or any other security of the Company, or who has otherwise been promised any option to purchase any share of Company Capital Stock or any other security of the Company, which option has not been granted, or other security has not been issued, as of the Agreement Date.

3.5 No Conflict. Neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements by the Company, nor the performance of the Company’s obligations hereunder or thereunder or the consummation of the transaction contemplated hereby or thereby, shall conflict with, result in a termination, breach, impairment, violation of (with or without notice or lapse of time, or both), acceleration of any obligation or loss of any benefit, or constitute a default, or require the consent, release, waiver or approval of, or notice to, any third party, under: (a) any provision of any Charter Documents of the Company or the organizational documents of any of its Subsidiaries, each as currently in effect, (b) any Law applicable to the Company or any of its assets or properties, (c) any Company Material Contract, (d) any Governmental Permit, (e) any privacy policy of the Company, or (f) any judgment, decree or order to which the Company or any of its Subsidiaries is subject.

3.6 Litigation. There is no Action pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries (or to the Knowledge of the Company, against any officer, director, employee or agent of the Company or any of its Subsidiaries in his or her capacity as such or relating to his or her employment, services or relationship with the Company or any of its Subsidiaries). There is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator binding specifically on the Company or any of its Subsidiaries or any of their respective assets or properties. Neither the Company nor any of its Subsidiaries has any Action pending against any Governmental Authority or any other Person.

3.7 Taxes.

(a) Tax Returns, Taxes and Audits.

(i) The Company and each of its Subsidiaries (A) have properly completed and timely filed all Tax Returns required to be filed by it, and all Tax Returns filed or required to be filed by it are true, correct and complete in all material respects, (B) have timely paid all Taxes required to be paid by it for which payment was due (whether or not shown on any Tax Return), (C) has established an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected on the face of the Company Balance Sheet (rather than in any notes thereto)) and will establish an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portion thereof through the Closing Date, (D) has made (or will make on a timely basis) all estimated Tax payments required to be made sufficient to avoid any underpayment, penalties or interest, (E) has no Liability for Taxes in excess of the amount so paid or accruals or reserves so established, and (F) since the Balance Sheet Date has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice other than as a result of the transactions contemplated by this Agreement. The Company has made available to Parent correct and complete copies of all federal and state income and other material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received for all taxable years remaining open under the applicable statute of limitations.

(ii) No written or, to the Company’s Knowledge, any unwritten deficiency for any Tax has been threatened, claimed, proposed or assessed by any Governmental Authority against the Company or any of its Subsidiaries.

(iii) Neither the Company nor any of its Subsidiaries has received from the IRS or any other Governmental Authority (including any sales or use Tax authority) any written or, to the Company’s Knowledge, any unwritten (A) notice indicating an intent to open an audit or other review related to any Tax matter, (B) request for information related to any Tax matter, or (C) notice of deficiency or proposed adjustment of any amount of Tax proposed, asserted, or assessed by any Governmental Authority against the Company or any of its Subsidiaries. No Tax Return of the Company or any of its Subsidiaries is under audit by the IRS or any other Governmental Authority and any past audits (if any) have been completed and fully resolved to the satisfaction of the applicable Governmental Authority conducting such audit and all Taxes determined by such audit to be due from the Company or any of its Subsidiaries have been paid in full to the applicable Governmental Authorities or adequate reserves therefor have been established and are reflected on the face of the Company Balance Sheet (rather than in any notes thereto). No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be required to file any Tax Return in that jurisdiction.

(iv) No Tax liens are currently in effect against any of the assets of the Company or any of its Subsidiaries other than liens for Taxes not yet due and payable. There is not in effect any waiver by the Company or any of its Subsidiaries of any statute of limitations with respect to any Taxes nor has the Company or any of its Subsidiaries agreed to any extension of time for filing any Tax Return that has not been filed (other than automatic exensions). Neither the Company nor any of its Subsidiaries has consented to extend the period in which any Tax may be assessed or collected by any Tax agency or authority which extension is still in effect.

(v) The Company has received, from each employee or former employee of the Company who holds stock that is subject to a substantial risk of forfeiture as of the Agreement Date, if any, a copy of the election(s) made under Section 83(b) of the Code with respect to all such shares, and, to the Company’s Knowledge, such elections were validly made and filed with the IRS in a timely fashion.

(vi) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (A) any change in method of accounting made prior to the Closing Date for a taxable period ending on or prior to the Closing Date, including the application of Section 481 or Section 263A of the Code (or any corresponding or similar provisions of state, local or foreign Tax Laws) to transactions, events or accounting methods employed prior to the Closing, (B) any use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (D) any “intercompany transaction” or any “excess loss account” (within the meaning of Treasury Regulations Sections 1.1502-13 and 1502-19, respectively) (or any corresponding or similar provisions of state, local or foreign Tax Law) occurring or arising with respect to any transaction on or prior to the Closing Date, (E) any installment sale, open transaction or other transaction made on or prior to the Closing Date, (F) any prepaid amount received or paid on or prior to the Closing Date, or (G) any election made under Section 108(i) of the Code prior to the Closing.

(b) Withholding. The Company and each of its Subsidiaries have complied with all Laws relating to the payment, collection and withholding of any Tax (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or any corresponding or similar provisions of state, local or foreign Tax Law), and have, within the time and in the manner prescribed by Law, collected and withheld from employee wages and other amounts payable to or from third parties and paid over to the proper Governmental Authorities all amounts required to be so collected and withheld and paid over under all Laws (including the Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment Tax withholding Laws), including federal, state, local and foreign Taxes, and has timely filed or provided all withholding Tax Returns in accordance with Law.

(c) Tax Status and Indemnification Obligations.

(i) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnity, allocation or similar Contract (other than any Contract entered into in the Ordinary Course of Business and the primary subject matter of which is not Taxes), and neither the Company nor any of its Subsidiaries has any Liability to another party under any such Contract.

(ii) The Company is not now, nor has ever been, a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. The Company has no Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law), as a transferee or successor, by Contract (other than any Contract entered into in the Ordinary Course of Business and the primary subject matter of which is not Taxes) or otherwise. None of the Company or any “dual resident corporation” (within the meaning of Section 1503(d) of the Code) in which the Company is considered to hold an interest, has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(iii) The Company has never constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify in whole or in part for Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(iv) Neither the Company nor any of its Subsidiaries is or has been a party to a transaction or Contract that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction. All applicable transfer pricing rules have been complied with in all material respects, and all material documentation required by all relevant transfer pricing Laws has been timely prepared.

(v) Neither the Company nor any of its Subsidiaries is or has been party to any joint venture, partnership or other arrangement or Contract that is treated as a partnership for federal income Tax purposes. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has ever been filed with respect to the Company or any of its Subsidiaries and the Company is and always has been taxed as a C corporation for U.S. federal income Tax purposes. The Company uses, and has always used, the accrual method of accounting for income Tax purposes and the taxable year of the Company is the calendar year ending December 31.

(vi) Neither the Company nor any of its Subsidiaries is or has ever been the beneficiary of any Tax exemption or Tax holiday.

(vii) Neither the Company nor any of its Subsidiaries has ever participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

(viii) Neither the Company nor any of its Subsidiaries has ever requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority.

(ix) The Company (A) has not, and has not ever had, a permanent establishment in any country other than the country in which it is organized and resident, (B) has not engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, (C) is not, and has not ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident, or (D) is not required to register in any jurisdiction for VAT purposes pursuant to applicable Law.

(x) None of the shares of Company Capital Stock are “covered securities” under Treasury Regulations Section 1.6045-1(a)(15).

(xi) The Company is not, nor has it been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(d) No Tax Shelters. The Company has (i) no disclosure obligation under Section 6662 of the Code or comparable provisions of state, local or foreign Law (ii) not participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction that is substantially similar to any of those transactions. The Company has not consummated, has not participated in, and is not currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

(e) Nonqualified Deferred Compensation.

(i) Each “nonqualified deferred compensation plan” under which the Company makes, is obligated to make or promises to make, payments subject to Section 409A of the Code, if any, has, since the inception of the Company, been operated in compliance with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code and the document or documents that evidence each such plan have, since the inception of the Company, conformed to the provisions of Section 409A of the Code and the Treasury Regulations thereunder. No payment pursuant to any arrangement between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations thereunder) would subject any Person to a Tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the transactions contemplated by this Agreement or otherwise. No Company Benefit Arrangement or other Contract provides a gross-up, reimbursement or other indemnification for any Tax or related interest or penalty that may be imposed for failure to comply with the requirements of Section 409A of the Code.

(ii) All Company Options have been authorized by the board of directors of the Company or an appropriate committee thereof, and, if required, approved by stockholders of the Company by the necessary number of votes or written consent, including approval of the option exercise price or the methodology for determining the Company Option exercise price and the substantive option terms. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. No Company Option has been retroactively granted, or the exercise price of any Company Option determined retroactively. No Company Option or other right to acquire Company Common Stock or other equity of the Company (A) has an exercise price that has been or may be less than the fair market value of a share of the underlying stock as of the date such Company Option or right was granted as determined in accordance with Section 409A of the Code, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option or right, or (C) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of Section 409A of the Code and the Treasury Regulations thereunder).

(f) Additional Tax Representations. The Company has never entered into any Contract or maintained any Company Benefit Arrangement that could give rise to payments with respect to the performance of services that are nondeductible under Section 280G of the Code or subject to the excise Tax under Section 4999 of the Code, and neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or upon occurrence of any additional event) (i) result in, or cause the accelerated vesting, payment or benefit to any employee, officer, director, consultant, independent contractor or other service provider of the Company or any of its ERISA Affiliates, other than as required by Section 411(d)(3) of the Code and other than distributions on account of the termination of the Company’s 401(k) plan, or (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered). There is no Company Benefit Arrangement or other Contract by which the Company is bound to compensate any employee of the Company or other service provider of the Company for any excise Tax or related interest or penalty paid pursuant to Section 4999 of the Code.

3.8 Related Party Transactions. Except (a) for Company Benefit Arrangements disclosed on Schedule 3.17(l) of the Company Disclosure Letter and the Company’s obligations thereunder, or (b) for Contracts pursuant to which securities of the Company were issued or sold that have been made available to Parent, neither the Company nor any of its Subsidiaries is a party to any Contract (other than offer letters, confidentiality agreements and intellectual property assignment agreements entered into with officers, directors or employees in the Ordinary Course of Business) with, or indebted, either directly or indirectly, to any of its officers, directors, employees, stockholders or other securityholders or, to the Knowledge of the Company, any of their respective relatives or Affiliates. Neither the Company nor any of its Subsidiaries has made or has outstanding any loans to any of its officers, directors, employees, stockholders or other securityholders or, to the Knowledge of the Company, any of their respective relatives or Affiliates. To the Knowledge of the Company, none of the officers, directors and employees of the Company or any of its Subsidiaries, and no record or beneficial owner of five percent (5%) or more of any class of Company Capital Stock, nor any Immediate Family member of an officer, director, employee or such beneficial owner, has a direct ownership interest of more than five percent (5%) of the equity ownership of any firm or corporation that does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries.

3.9 Company Financial Statements.

(a) Schedule 3.9(a) of the Company Disclosure Letter sets forth the Company Financial Statements. The Company Financial Statements: (a) are derived from the books and records of the Company and its Subsidiaries, (b) fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries on a consolidated basis for the periods therein specified, and (c) have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods indicated (except that the unaudited Company Financial Statements do not have notes and are subject to normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material to the Company). Neither the Company nor any of its Subsidiaries has any Liabilities, except for (i) those shown on the Company Balance Sheet, (ii) those that were incurred after the Balance Sheet Date in the Ordinary Course of Business, (iii) those incurred as a result of the transactions contemplated by this Agreement, including the Transaction Expenses, (iv) those that would not, individually or in the aggregate, be material to the financial condition of the Company, and (v) contractual or other Liabilities under existing Contracts (other than any such Liabilities arising from breach by the Company or any of its Subsidiaries thereof). All reserves established by the Company that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP and are adequate. Neither the Company nor any of its Subsidiaries have any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act. The Company maintains a system of internal accounting controls appropriate for a private company of the Company’s size and stage that is sufficient to provide reasonable assurance that: (i) material transactions are executed in accordance with management’s general or specific authorizations and (ii) material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Neither the Company nor, to the Knowledge of the Company, any representative of the Company has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and, to the Knowledge of the Company, there have been no instances of fraud that occurred during any period covered by the Financial Statements.

(b) Schedule 3.9(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all Indebtedness of the Company and its Subsidiaries as of the Agreement Date including for each item of Indebtedness, the Contract(s) governing such item of Indebtedness. All Indebtedness may be prepaid at the Closing without penalty under the terms of the Contract(s) governing such Indebtedness.

3.10 Title to Properties. The Company has good and marketable title to, or in the case of leased assets and properties, valid leasehold interests in, all of the material tangible assets and properties (including those shown on the Company Balance Sheet) used in or necessary for the operation of the Company Business (other than any business proposed in any written product roadmaps of the Company or any of its Subsidiaries but not actually engaged in by the Company or any of its Subsidiaries as of the Agreement Date or the Closing Date), free and clear of all Encumbrances, other than Permitted Encumbrances. All machinery, vehicles, equipment and other material tangible personal property owned or leased by the Company or any of its Subsidiaries or used in the Company Business are in good condition and repair, normal wear and tear excepted. All leases of real or personal property to which the Company or any of its Subsidiaries is a party are fully effective and afford the Company or the applicable Subsidiary a valid leasehold possession of the real or personal property that is the subject of the lease. All rents, required deposits and additional rents which are due under the terms of the leases have been paid in full. Neither the Company nor any of its Subsidiaries has ever owned any real property. Schedule 3.10(i) of the Company Disclosure Letter sets forth a complete and accurate list of all real property leases or licenses to which the Company or any of its Subsidiaries is a party and lists the term of such lease, rent payable, security deposit, maintenance and similar charges, and any advance rent paid thereunder. Schedule 3.10(ii) of the Company Disclosure Letter sets forth a complete and accurate list of all leases or licenses with respect to material tangible personal property used by the Company or any of its Subsidiaries and lists the term of such lease, amounts payable, security deposit, maintenance and similar charges, and any advance payments thereunder.

3.11 Absence of Certain Changes. From the Balance Sheet Date through the Agreement Date, the Company Business has been operated in the Ordinary Course of Business and there has not been with respect to the Company or any of its Subsidiaries any:

(a) Material Adverse Effect;

(b) amendment or change in its Charter Documents or the organizational documents of any of its Subsidiaries;

(c) incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances) or (ii) any Indebtedness;

(d) acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of its capital stock, or any acceleration or release of any right to repurchase shares of its capital stock upon the securityholder’s termination of employment or services with it or pursuant to any right of first refusal;

(e) payment or discharge of any of its Liabilities except for (i) Liabilities shown on the Company Balance Sheet or incurred in the Ordinary Course of Business after the Balance Sheet Date or (ii) Transaction Expenses;

(f) purchase, license, sale, grant, assignment or other disposition or transfer, or any Contract for the purchase, license, sale, grant, assignment or other disposition or transfer, of any of its assets (including Company Intellectual Property Rights and other intangible assets), properties or goodwill, other than the non-exclusive license of its products or services to its customers in the Ordinary Course of Business;

(g) damage, destruction or loss of any material property or material asset, whether or not covered by insurance, except ordinary wear and tear;

(h) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of any of its capital stock or any change in any right, preference, privilege or restriction of any of its outstanding securities (other than repurchases of stock in accordance with the Company Stock Plan or applicable Contracts in connection with the termination of service of employees or other service providers, in each case in effect on the Agreement Date and disclosed on the Company Disclosure Letter);

(i) issuance of shares of its capital stock or any securities convertible or exchangeable for shares of its capital stock (other than shares issued upon exercise of Company Options);

(j) hiring, termination or resignation of any officer, employee, independent contractor or other service provider of the Company or any of its Subsidiaries;

(k) change or increase in (or promise to change or increase) the compensation or benefits payable or to become payable to any of its current or former officers, directors, employees, or Contingent Workers, or change or increase in (or promise to change or increase) any bonus, pension, severance, change-of-control, retention, insurance or other benefit payment or arrangement (including any equity awards) made to or with any of such officers, directors, employees, or Contingent Workers, except as required by written Contract in effect as of the Agreement Date and previously made available to Parent and disclosed on the Company Disclosure Letter;

(l) change with respect to title, reporting or principal roles or responsibilities of any its officers, management, supervisory or other key personnel, or any termination of an employment or a consulting agreement, or any labor dispute or claim of unfair labor practices;

(m) Liability incurred by it to any of its current or former officers, directors or stockholders, except for normal and customary compensation and expense allowances payable to officers in the Ordinary Course of Business;

(n) loan, advance or capital contribution by the Company or any of its Subsidiaries to, or any investment by the Company or any of its Subsidiaries in, any Person (other than the advancement of business expenses to employees in the Ordinary Course of Business);

(o) entering into or negotiation of any collective bargaining agreement or relationship with any labor organization;

(p) (i) entering into, amendment of, relinquishment, termination or nonrenewal by it of any Company Material Contract, Company Employee Agreement, or Company Employee Plan (or any other right or obligation) except as required by such Company Material Contract, Company Employee Agreement or Company Employee Plan, or Law, (ii) any default by it under such Company Material Contract, Company Employee Agreement, or Company Employee Plan (or other right or obligation), or (iii) any written or, to the Knowledge of the Company, oral indication or assertion by the other party thereto of any material problems with its services or performance under such Company Material Contract, Company Employee Agreement, or Company Employee Plan (or other right or obligation) or such other party’s desire to so amend, relinquish, terminate or not renew any such Company Material Contract, Company Employee Agreement, or Company Employee Plan (or other right or obligation);

(q) material change in the manner in which it extends discounts, credits or warranties;

(r) entering into by it of any Contract that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of $10,000 for any single Contract (or $50,000 in the aggregate among all Contracts that are below $10,000) or that is not entered into in the Ordinary Course of Business, or the conduct of any business or operations other than in the Ordinary Course of Business;

(s) making or entering into any Contract with respect to any acquisition, sale or transfer of any material asset of the Company or any of its Subsidiaries (other than with Parent);

(t) adoption of a plan or agreement of complete or partial liquidation, dissolution, restructuring, consolidation or other reorganization;

(u) change in accounting or Tax reporting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) (except to the extent required by changes in GAAP or applicable Law) or any revaluation of any of its assets;

(v) settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes; amendment to or filing of any Tax Return; making of, change in, or revocation of any election in respect of Taxes; adoption, change in, or revocation of any accounting method in respect of Taxes; surrender any right to claim a refund of Taxes; entering into of any Tax allocation, sharing or indemnity agreement (other than any agreement entered into in the Ordinary Course of Business and the primary subject matter of which is not Taxes) or closing agreement relating to Taxes; or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(w) deferral of the payment of any accounts payable other than in the Ordinary Course of Business, or any discount, accommodation, customer credit or other concession made in order to accelerate or induce the collection of any receivable;

(x) Action threatened in writing (or, to the Company’s Knowledge, otherwise threatened) or initiated by or against, or Action or threatened Action settled or otherwise resolved by, the Company or any of its Subsidiaries;

(y) capital expenditure made by it in excess of $10,000;

(z) entering into any new line of business; or

(aa) negotiation with respect to, or any entry into, any Contract to do any of the things described in the preceding clauses (a) through (z) (other than negotiations and agreements with Parent and its representatives regarding the transactions contemplated by this Agreement).

3.12 Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedule 3.12 of the Company Disclosure Letter sets forth as of the Agreement Date a list of each effective Contract of the following types to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries or any of their respective assets or properties is bound, including the applicable subsection(s) to which such Contract is responsive:

(a) any Contract (other than Company Employee Agreements providing for at-will employment or engagement entered into in the Ordinary Course of Business and terminable upon notice without any liability to the Company or any Subsidiary) providing for payments (whether fixed, contingent or otherwise) by or to the Company or any of its Subsidiaries in an aggregate annual amount of $60,000 or more;

(b) any Contract with the Company’s users, customers or clients other than ones that constitute a Standard EULA;

(c) any dealer, distributor, reseller, VAR (value added reseller), sales representative or similar Contract under which any third party is authorized to sell, license, sublicense, lease, distribute, market or take orders for any Company Offering or Company Technology;

(d) any Contract that (i) provides for the authorship, invention, creation, conception or other development of any Technology or Intellectual Property Rights (A) by the Company for any other Person or (B) for the Company by any other Person, including, in the case of each of clauses (A) and (B), any joint development, (ii) provides for the assignment or other transfer of any ownership interest in Technology or Intellectual Property Rights (1) to the Company from any other Person or (2) by the Company to any other Person, other than Invention Assignment Agreements entered into between the Company and its employees, (iii) includes any grant of an Intellectual Property License to any other Person by the Company (other than, with respect to this subsection (iii) only, non-exclusive licenses granted to the Company’s end users in the Ordinary Course of Business pursuant to the Company’s standard end user agreement(s), copies of which have been provided to Parent (“Standard EULAs”), or (iv) includes any grant of an Intellectual Property License to the Company by any other Person (other than, with respect to this subsection (iv) only, (x) Non-Negotiated Vendor Contracts, and (y) licenses for Open Source Software listed in Schedule 3.14(o) of the Company Disclosure Letter);

(e) any Contract that relates to a partnership, joint venture, joint marketing, joint development or similar arrangement with any other Person;

(f) any Company Employee Agreement or other Contract for or relating to the employment by the Company of any director, officer, or employee, in each case, with an annual compensation of at least $100,000;

(g) any Contract involving any bonus, commission, pension, profit sharing, retirement or any other form of deferred compensation or incentive plan or any equity purchase, option, hospitalization, insurance or similar employee benefit plan or practice, whether formal or informal

(h) any Contract involving any severance, change of control, retention or similar payments or benefits;

(i) any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, a leasing transaction of a type required to be capitalized in accordance with GAAP or evidencing any other Indebtedness of the Company or any of its Subsidiaries;

(j) any Contract that restricts the Company or any of its Affiliates (which for purposes hereof will be deemed to include Parent and its Affiliates after the Mergers) from (i) engaging in any aspect of its business, (ii) participating or competing in any line of business, market or geographic area, (iii) freely setting prices for its products, services or technologies (including most favored customer pricing provisions), or (iv) soliciting potential employees, independent contractors or other suppliers or customers;

(k) any Contract under which the Company or any of its Subsidiaries grants or is bound by (or commits any of its Affiliates (which for purposes hereof will be deemed to include Parent and its Affiliates after the Mergers) to grant or be bound by) any exclusive rights, noncompetition rights, rights of refusal, rights of first negotiation or similar rights to any Person;

(l) any Contract that following the Closing would or would purport to require Parent or any of its Affiliates to grant any Intellectual Property License because they are Affiliates of the Surviving Corporation and its Subsidiaries after the First Merger and of the Surviving Enitity and its Subsidiaries after the Second Merger;

(m) any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights for the foregoing, other than those Contracts in substantially the form of the standard agreement evidencing Company Options or Company Restricted Stock under the Company Stock Plan made available to Parent;

(n) any Contract with any labor union or any collective bargaining agreement or similar Contract with the Company or any of its Subsidiaries’ employees;

(o) any Contract relating to the settlement or other resolution of any Action or threatened Action (including any agreement under which any employment-related claim is settled);

(p) (i) any Contract that includes an obligation by the Company or any of its Subsidiaries to indemnify any other Person against any claim of infringement, misappropriation, misuse, dilution or violation of any Intellectual Property Rights or Technology, and (ii) any other Contract of guarantee, support, assumption, or endorsement of, or any similar commitment (for the avoidance of doubt, other than ordinary course indemnification obligations for the purpose of this clause (ii)) with respect to, the obligations, Liabilities or indebtedness of any other Person, other than, in the case of each of clauses (i) and (ii), Non-Negotiated Vendor Contracts and Standard EULAs;

(q) any Contract pursuant to which the Company or any of its Subsidiaries has acquired a business or entity, any securities of any entity, or any significant assets of a business or entity, whether by way of merger, consolidation, amalgamation, plan or scheme of arrangement, purchase of stock, purchase of assets, license or otherwise;

(r) any Contract that involves the sharing of profits with other Persons or the payment of royalties or referral fees to any other Person, excluding Non-Negotiated Vendor Contracts;

(s) any Contract imposing any support, maintenance or service obligations on the part of the Company or any of its Subsidiaries that has been entered into outside of the Ordinary Course of Business and involves annual payments in excess of $50,000;

(t) any Contract that relates to any interest rate or currency, swap, cap, collar or other derivative or hedging arrangement;

(u) any Contract that contains an earn-out or other similar obligation;

(v) any non-disclosure Contract or other Contract concerning the use or disclosure of Proprietary Information by, to, or from the Company or any of its Subsidiaries not entered into in the Ordinary Course of Business;

(w) any Contract or subcontract to which any Governmental Authority, university, college other educational institution or research center is a party; or

(x) any other Contract that is material to the Company or any of its Subsidiaries or its business, operations, financial condition, properties or assets, taken as a whole.

True, correct and complete copies of each Company Material Contract (including schedules, exhibits and amendments thereto), or summaries of any oral Company Material Contract, have been made available to Parent.

3.13 No Default; No Restrictions.

(a) Each of the Company Material Contracts is in full force and effect and is valid and enforceable in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally, and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. The Company and its Subsidiaries have performed in all material respects all of the obligations required to be performed by them and are entitled to all of the benefits under, and is not alleged to be in default in respect of, any Company Material Contract. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries or, to the Knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (1) become a material default or material event of default under any Company Material Contract, or (2) give any third- party (A) the right to declare a material default or exercise any remedy under any Company Material Contract, (B) the right to accelerate the maturity or performance of any obligation of the Company or any of its Subsidiaries under any Company Material Contract, or (C) the right to cancel, terminate or modify any Company Material Contract. Neither the Company nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Company Material Contract.

(b) Neither the Company nor any of its Subsidiaries is a party to, and no asset or property of the Company or any of its Subsidiaries is bound or affected by, any judgment, injunction, order or decree, that restricts or prohibits the Company or any of its Affiliates (which for purposes hereof will be deemed to include Parent and its Affiliates following the Mergers), from freely engaging in the Company Business or from competing anywhere in the world (including any judgments, injunctions, orders or decrees restricting the geographic area in which the Company or any of its Affiliates (which for purposes hereof will be deemed to include Parent and its Affiliates following the Mergers) may sell, license, market, distribute or support any products, Intellectual Property Rights or Technology or provide services or restricting the markets, customers or industries that the Company or any of its Affiliates (which for purposes hereof will be deemed to include Parent and its Affiliates following the Mergers) may address in operating the Company Business or restricting the prices that the Company or any of its Affiliates

(which for purposes hereof will be deemed to include Parent and its Affiliates following the Mergers) may charge for Company Intellectual Property Rights, Company Technology or Company Offerings (including most favored customer pricing provisions)), or includes any grants by the Company or any of its Affiliates (which will include Parent and its Affiliates following the Mergers) of exclusive rights or licenses, noncompetition rights, rights of refusal, rights of first negotiation or similar rights.

3.14 Intellectual Property.

(a) Schedule 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) Registered Company Intellectual Property Rights, and (ii) material unregistered Marks owned or purported to be owned by, or exclusively licensed to, the Company or any of its Subsidiaries. For each item of Registered Company Intellectual Property Rights, Schedule 3.14(a) of the Company Disclosure Letter lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.

(b) All necessary fees and filings with respect to any Registered Company Intellectual Property Rights have been timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect. There are no renewals, annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered Company Intellectual Property Rights within 120 days after the Agreement Date. No issuance or registration obtained and no application filed by the Company or any of its Subsidiaries for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where the Company or its Subsidiaries has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. Neither the Company nor any of its Subsidiaries has claimed any status in the application for or registration of any Registered Company Intellectual Property Rights, including “small business status,” that would not be applicable to the Surviving Corporation and/or the Surviving Entity or, to the Knowledge of the Company, Parent. The Registered Company Intellectual Property Rights are, and, as of and immediately following the Effective Time and the Second Effective Time, will be subsisting and enforceable and, to the Knowledge of the Company, valid, and, to the Knowledge of the Company, there are no facts or circumstances that would render any Registered Company Intellectual Property Rights invalid or unenforceable.

(c) The Company is the sole and exclusive owner of all right, title and interest in and to (i) all Registered Company Intellectual Property Rights, (ii) all other Company Intellectual Property Rights owned or purported to be owned by the Company, and (iii) Company Technology owned or purported to be owned by the Company (clauses (i), (ii), and (iii) collectively, the “Owned Company IP”), free and clear of all Encumbrances (except for Permitted Encumbrances). The Company has the sole and exclusive right to bring a claim or suit against a third party for infringement or misappropriation of Owned Company IP. Neither the Company nor any of its Subsidiaries has (i) transferred to any Person ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or would have been, but for such transfer or grant, Company Intellectual Property Rights or (ii) permitted the rights of the Company or any of its Subsidiaries in any Intellectual Property Rights that are or were, at the time, material Company Intellectual Property Rights to lapse or enter into the public domain. Neither the Company nor any of its Subsidiaries is subject to any claim, proceeding or outstanding decree, order, judgment, stipulation or Contract restricting in any material manner, the use, transfer, or (except for non-exclusive licenses granted pursuant to Intellectual Property Licenses listed in Schedule 3.12(d)(iii) of the Company Disclosure Letter and Standard EULAs in each case that would restrict the Company or any of its Subsidiaries’ ability to grant exclusive licenses) licensing of any Owned Company IP or Company Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries (“Exclusively Licensed Company IP”) by the Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Owned Company IP or Exclusively Licensed Company IP. All Company Intellectual Property Rights and Company Technology that are not Owned Company IP (“Licensed IP”) are licensed to the Company or any of its Subsidiaries pursuant to (A) Intellectual Property Licenses contained in the Contracts listed on Schedule 3.12(d) of the Company Disclosure Letter, (B) Open Source Software licenses listed in Schedule 3.14(o) of the Company Disclosure Letter, or (C) Non-Negotiated Vendor Contracts that have been made available to Parent. The Company and its Subsidiaries have (and will continue to have immediately following the Closing) valid and continuing rights (under such Contracts) to use, license and otherwise exploit, as the case may be, all Licensed IP as the same are currently used, licensed and otherwise exploited by the Company and its Subsidiaries.

(d) All Owned Company IP is fully and freely transferable and assignable and may be transferred and assigned to Parent without restriction and without payment of any kind to any third Person.

(e) The Owned Company IP and the Licensed IP constitute all of the Intellectual Property Rights and Technology that are used in or are necessary, and are sufficient, to enable the Company and its Subsidiaries to conduct the Company Business, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of any Company Offering.

(f) None of the Registered Company Intellectual Property Rights have been or are subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, post grant review or Covered Business Method (CBM) review), cancellation, or opposition proceeding.

(g) Schedule 3.14(g) of the Company Disclosure Letter sets forth a true and correct list of all Intellectual Property Licenses granted expressly under Patents (i) from another Person to the Company or any of its Subsidiaries, and (ii) from the Company or any of its Subsidiaries to another Person.

(h) Copies of the Standard EULA and any other of the Company’s and its Subsidiaries’ standard form(s), including attachments (collectively, the “Standard Form Agreements”) have been made available to Parent.

(i) Neither the conduct of the Company Business by the Company and its Subsidiaries, nor any Company Offering (including the design, development, use, practice, offering, licensing, provision, import, branding, advertising, promotion, marketing, sale, distribution, making available, or other exploitation of any Company Offering) (i) has been or is infringing, misappropriating (or resulting from the misappropriation of), diluting, using or disclosing without authorization, or otherwise violating any Intellectual Property Rights of any third Person, (ii) has been or is contributing to or inducing any infringement, misappropriation, or other violation of any Intellectual Property Rights of any third Person, or (iii) has been or is constituting unfair competition or trade practices under the Laws of any relevant jurisdiction.

(j) Neither the Company nor any of its Subsidiaries has received any notice from any Person (i) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition by the Company or any of its Subsidiaries, (ii) inviting the Company or any of its Subsidiaries to take a license under any

Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business or (iii) challenging the ownership, use, validity or enforceability of any Owned Company IP or Exclusively Licensed Company IP. To the Knowledge of the Company, there is no basis for any Person to make any such allegation, invitation, or challenge. The Company has no reason to believe that any such claim is or may be forthcoming. Neither the Company nor any of its Subsidiaries is in material violation or material breach of the terms of any Intellectual Property License to which the Company or any of its Subsidiaries is a party.

(k) To the Knowledge of the Company, no Person is infringing, misappropriating, misusing, diluting or violating any Owned Company IP or Exclusively Licensed Company IP. Neither the Company nor any of its Subsidiaries has made any written or unwritten claim against any Person alleging any infringement, misappropriation, misuse, dilution or violation of any Owned Company IP, Exclusively Licensed Company IP or Company Offering.

(l) Neither the Company nor any of its Subsidiaries is restricted or limited from engaging in any line of business or from developing, using, making, selling, offering for sale any product, service or Technology or from hiring or soliciting potential employees or independent contractors. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to the Surviving Entity by operation of Law of any Intellectual Property Licenses to which the Company or any of its Subsidiaries is a party, will result in: (i) Parent, the Company or any of their respective Affiliates granting to any third Person any right to or with respect to any Intellectual Property Rights owned by, or licensed to any of them (other than rights granted by the Company and its Subsidiaries on or prior to the Closing Date under Intellectual Property Rights held by the Company or any of its Subsidiaries as of the Closing Date) or being required to provide any source code for any Company Offering to any third Person, (ii) Parent, the Company or any of their respective Affiliates being bound by, or subject to, any non-compete or other restriction on its freedom to engage in, participate in, operate or compete in any line of business, or (iii) Parent, the Company or any of their respective Affiliates being obligated to pay any royalties or other license fees with respect to Intellectual Property Rights of any third Person in excess of those payable by the Company or any of its Subsidiaries in the absence of this Agreement or the transactions contemplated hereby.

(m) The Company and its Subsidiaries have taken commercially reasonable measures to protect all Proprietary Information of the Company and its Subsidiaries and all Proprietary Information of any third Person in the Company or any of its Subsidiaries’ possession or control, or to which the Company or any of its Subsidiaries has access, in each case, with respect to which the Company or any of its Subsidiaries has a confidentiality obligation. The Company has not authorized such Proprietary Information to be disclosed nor has the Company actually disclosed such Proprietary Information to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use of such Proprietary Information. Each current and former employee, director, and independent contractor of the Company or any of its Subsidiaries that has been involved in the authorship, invention, creation, conception or other development of any Company Technology has entered into an enforceable written non-disclosure and invention assignment Contract with the Company or such Subsidiary that effectively and validly assigns to the Company or such Subsidiary all Intellectual Property Rights and Technology authored, invented, created, conceived, or otherwise developed by such employee, independent contractor, or director in the scope of his, her or its employment or engagement with the Company or such Subsidiary (an “Invention Assignment Agreement”) in a form made available to Parent prior to the Agreement Date. No current or former employee, independent contractor or director of the Company or any of its Subsidiaries that entered into an Invention Assignment Agreement has (i) excluded any Technology (or any Intellectual Property Rights in or to any Technology) authored, invented, created, conceived, or otherwise developed prior to his or her or its employment or engagement with the Company or any of its Subsidiaries from his or her or its assignment of inventions pursuant to such Person’s

Invention Assignment Agreement, (ii) failed to affirmatively indicate in such Invention Assignment Agreement that no Technology authored, invented, created, conceived, or otherwise developed by him or her or it prior to his or her or its employment or engagement with the Company or any of its Subsidiaries exists, (iii) alleged, to the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third Person, ownership or other exclusive rights by such employee, independent contractor or director, in any Technology authored, invented, created, conceived or otherwise developed by such employee, independent contractor or director in the scope of his, her or its employment or engagement with the Company or any of its Subsidiaries, or (iv) failed to waive all moral rights held by such employee, independent contractor or director, in any Technology authored, invented, created, conceived or otherwise developed by such employee, independent contractor or director, in the scope of his, her or its employment or engagement with the Company or any of its Subsidiaries in favor of the Company. Without limiting the foregoing, all rights in, to and under all Intellectual Property Rights and Technology created by the Company’s founders for or on behalf of or in contemplation of the Company (or the Company’s business) prior to their commencement of employment with the Company have been duly and validly assigned to the Company.

(n) Schedule 3.14(n) of the Company Disclosure Letter sets forth a true and correct list of all third party Software (other than Open Source Software listed in Schedule 3.14(o) of the Company Disclosure Letter) that is (i) incorporated or embedded in or linked or bundled with any Company Software or (ii) except for Software licensed under Non-Negotiated Vendor Contracts, otherwise used by the Company or any of its Subsidiaries in the Company Business (and, for each item required to be listed in subschedules (i) or (ii), the name of the licensor or owner of the Software and the Contract under which Software is licensed). None of the source code or related materials for any Company Software has been licensed or provided to, or used or accessed by, any Person other than employees, directors and independent contractors of the Company and its Subsidiaries who have entered into written confidentiality obligations with the Company with respect to such source code or related materials. Neither the Company nor any of its Subsidiaries is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code for any Company Software, or that will otherwise result in, or entitle any Person to demand, the disclosure, delivery or license of any source code for any Company Offering to any Person. Neither this Agreement nor the transactions contemplated by this Agreement will result in, or entitle any Person to demand, the disclosure, delivery or license of any source code for any Company Software to any Person.

(o) Schedule 3.14(o) of the Company Disclosure Letter sets forth a list of all Open Source Software that has been embedded in, linked to, or incorporated or combined with any Company Software or any Company Offering. Schedule 3.14(o) of the Company Disclosure Letter also lists the applicable license for each such item of Open Source Software and indicates whether any such Open Source Software has been modified or distributed by the Company or any of its Subsidiaries. The Company and its Subsidiaries comply with all license terms applicable to any item of Open Source Software disclosed, or required to be disclosed, in this Section 3.14(o) of the Company Disclosure Letter.

(p) The Company has not included, incorporated or embedded in, linked to, combined with or distributed or made available with or used in the delivery or provision of any Company Software or any Company Offering any Open Source Software in a manner that (i) violates any Intellectual Property License applicable to such Open Source Software, (ii) subjects any Company Software to any Copyleft License or that requires the licensing of any Company Intellectual Property Rights, or any portion of any Company Offering other than such unmodified Open Source Software, for the purpose of making derivative works, (iii) requires the disclosure or distribution in source code form of any Company Intellectual Property Rights, including any portion of any Company Offering other than such unmodified Open Source Software, (iv) imposes any restriction on the consideration to be charged for the distribution of any Company Intellectual Property Rights, (v) creates obligations for the Company or any of its Subsidiaries with respect to Company Intellectual Property Rights or grants to any third Person, any rights or immunities under Company Intellectual Property Rights, or (vi) imposes any other limitation, restriction or condition on the right of the Company or any of its Subsidiaries to use or distribute any Company Intellectual Property Rights.

(q) The Company Software and Company Offerings are free from any material defect or bug, or programming, design or documentation error and none of the Company Software or Company Offerings constitutes or contains any Contaminants. Except in accordance with the applicable privacy policies of the Company and its Subsidiaries and applicable Laws, none of the Company Software or the Company Offerings (A) sends information of a user to another Person without the user’s consent, (B) records a user’s actions without such user’s knowledge or (C) employs a user’s Internet connection without such user’s knowledge to gather or transmit information regarding such user or such user’s behavior. There are no bugs, errors or defects in Company Offerings or Company Intellectual Property which adversely affect the value, functionality or fitness of the intended purpose of such Company Offering or Company Intellectual Property Rights or adversely affect the Company or any of its Subsidiaries’ ability to perform any of its contractual obligations; nor has the Company or any of its Subsidiaries received written notice of any claims asserted against the Company or any of its Subsidiaries or any of its customers or distributors related to Company Offerings or Company Intellectual Property Rights; and neither the Company nor any of its Subsidiaries has received written notice of any requirement or has otherwise been required to recall any Company Offerings.

(r) (i) No government funding and no facilities of any university, college, other educational institution or research center were used in the development of any Owned Company IP, and (ii) no Governmental Authority or any university, college, other educational institution or research center owns, has any other rights in or to (including through any Intellectual Property License), or has any option to obtain any rights in or to, any Owned Company IP. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries who has been involved in the creation or development of any Technology or Intellectual Property Rights for the Company or any of its Subsidiaries has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee or independent contractor was also performing services for the Company or any of its Subsidiaries. Without limiting the foregoing, there are no current or contingent usage rights, march-in rights, manufacturing restrictions or other rights of any Governmental Authority (A) in or to any Owned Company IP, or (B) to the Knowledge of the Company, in or to any other Intellectual Property Rights that are licensed by or for the Company or any of its Subsidiaries and that are necessary to conduct the Company Business.

(s) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any right of the Company or any of its Subsidiaries to own, use, practice or otherwise exploit any Company Intellectual Property Rights or Company Technology. Neither the execution, delivery and performance of this Agreement or any Company Ancillary Agreement, nor the consummation of the transactions contemplated by this Agreement or any Company Ancillary Agreement will, pursuant to any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound, result in the transfer or grant by the Company or Parent or any of their respective Affiliates to any Person (other than Parent and its Affiliates) of any ownership interest or Intellectual Property License with respect to any Company Intellectual Property Rights or Company Technology or any Intellectual Property Rights or Technology of Parent or any of its Affiliates.

3.15 Privacy and Data Protection.

(a) The Company has provided accurate and complete disclosures with respect to its privacy policies and privacy practices, including providing any type of notice and obtaining any type of consent required by Privacy Laws applicable to the Company and its Subsidiaries. Such disclosures do not contain any material omissions related to the privacy policies and privacy practices of the Company and its Subsidiaries.

(b) The Company and its Subsidiaries have at all times (i) complied in all respects with all applicable Privacy Laws, and (ii) complied in all material respects with all of the Company’s and its Subsidiaries’ policies regarding privacy and data security, including (A) all privacy policies and similar disclosures published on the Company Web Sites, (B) any notice to or consent from the provider or subject of Personal Information or User Data, and (C) any contractual commitment made by the Company or any of its Subsidiaries with respect to such Personal Information and User Data.

(c) Schedule 3.15(c) of the Company Disclosure Letter identifies all categories of Personal Information collected by the Company or any of its Subsidiaries and sets forth all places, whether physical or electronic, where Personal Information is stored.

(d) The Company and its Subsidiaries have taken organizational, physical, administrative and technical measures consistent with standards prudent in the industry in which the Company or any of its Subsidiaries operate, any existing contractual commitment made by the Company or any of its Subsidiaries that is applicable to Personal Information or User Data, any written policy adopted by the Company or any of its Subsidiaries, including the Company’s privacy policy published by the Company or any of its Subsidiaries to the Persons to whom the Personal Information or User Data relates, and the Company’s information security program to protect (i) the integrity, security and operations of the IT Systems, and (ii) any of the IT Systems, transactions executed thereby, data owned by the Company or any of its Subsidiaries or provided by the Company and Subsidiaries’ customers, and Personal Information and User Data against loss and against damage, accidental loss or destruction, unauthorized or unlawful access, use, modification, disclosure or other misuse. The Company and its Subsidiaries have implemented reasonable procedures to detect data security breaches and unauthorized access or unauthorized use of the IT Systems, Personal Information, User Data, and data owned by the Company or any of its Subsidiaries or provided by the Company and its Subsidiaries’ customers, including by its employees, independent contractors and third-party service providers that have access to Personal Information or User Data.

(e) Except for disclosures of information required by Privacy Laws, described in the Company’s privacy policies, or authorized by the provider of Personal Information or User Data, the Company and its Subsidiaries have not shared, sold, rented or otherwise made available, and are not sharing, selling, renting or otherwise making available, to third parties any Personal Information or User Data.

(f) In connection with each third party servicing, outsourcing, processing, or otherwise using Personal Information or User Data collected, held, or controlled by or on behalf of the Company or any of its Subsidiaries, the Company and its Subsidiaries have contractually obligated any such third party to (i) comply with applicable Privacy Laws with respect to Personal Information and User Data, (ii) act only in accordance with the instructions of the Company or such Subsidiary, (iii) take appropriate steps to protect and secure Personal Information and User Data from unauthorized disclosure, (iv) restrict use of Personal Information to those authorized or required under the servicing, outsourcing, processing, or similar arrangement, and (v) certify or guarantee the return or adequate disposal or destruction of Personal Information and User Data.

(g) The transfer of Personal Information and User Data in connection with the transactions contemplated by this Agreement will not violate any applicable Privacy Laws or the privacy policies of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any contractual requirements that, following the Closing, would prohibit the Company or any of its Subsidiaries or Parent from receiving or using Personal Information or User Data in the manner in which the Company or such Subsidiary receives and uses such Personal Information or User Data prior to the Closing.

(h) The Company and its Subsidiaries have all necessary and required rights to use, reproduce, modify, create derivative works of, license, sublicense, distribute and otherwise exploit the data contained in the Company Data, including in connection with the operation of the business of the Company and its Subsidiaries, and the Company and its Subsidiaries have the right to transfer such rights as needed to effectuate the transactions contemplated by this Agreement.

(i) Neither the Company nor any of its Subsidiaries has received written notice of any claims of, or Actions or threatened Actions related to, data security breaches, unauthorized access or use of any of the IT Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information or User Data or data owned by the Company or any of its Subsidiaries or provided by the Company or Subsidiaries’ customers, and, to the Knowledge of the Company, there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims. Neither the Company nor any of its Subsidiaries has experienced any data breach or security incident involving any Personal Information and/or User Data and have not notified, or been required to notify, any Person of any information security breach or incident involving Personal Information or User Data. Neither the Company nor any of its Subsidiaries has received any written notice of any Actions or threatened Actions, claims, investigations or alleged violations of, Privacy Laws with respect to Personal Information or User Data from any Person, there is no such ongoing Action or investigation, and, to the Knowledge of the Company, there are no facts or circumstances which could form the basis for any such Action, claim, investigation or allegation.

(j) The Company and its Subsidiaries have: (A) regularly conducted and regularly conducts vulnerability testing, risk assessments, and external audits of, and tracks security incidents related to the Company and its Subsidiaries’ systems and products (collectively, “Information Security Reviews”); (B) timely corrected any material exceptions or vulnerabilities identified in such Information Security Reviews; (C) made available to Parent true and accurate copies of all Information Security Reviews; and (D) timely installed software security patches and other fixes to identified technical information security vulnerabilities.

(k) The Company and its Subsidiaries provide their employees with regular training on privacy and data security matters.

(l) Neither the Company nor any of its Subsidiaries has transferred any Personal Information and/or User Data across any international borders except in compliance with applicable Privacy Laws.

(m) The Company and its Subsidiaries are in compliance with Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016, known as the “General Data Protection Regulation” and have been at all times since May 25, 2018.

(n) All consents required for the use of cookies or similar technology to collect information from the terminal equipment of any Person by or on behalf of the Company or any of its Subsidiaries have been obtained in accordance with Privacy Laws and all information required to be disclosed in order to use such technology in accordance with Privacy Laws has been disclosed prior to the technology entering the terminal equipment.

(o) Neither the Company nor any of its Subsidiaries has distributed and does not distribute marketing communications to any Person, except in accordance with Privacy Laws, and opt-in consent has been obtained from all Persons in the European Union to marketing by electronic means in accordance with Privacy Laws.

3.16 Compliance with Laws.

(a) The Company and its Subsidiaries have at all times complied in all material respects, and are in material compliance, with all applicable Laws.

(b) The Company and its Subsidiaries hold all permits, licenses and approvals from, and have made all filings with, Governmental Authorities that are required to conduct the Company Business in compliance in all material respects with applicable Law and applicable Contracts (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. Neither the Company nor any of its Subsidiaries have received any written notice or other written communication, or to the Knowledge of the Company, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or possible violation of Law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.

(c) All materials, products and services distributed or marketed by the Company and its Subsidiaries have at all times made all material disclosures to users or customers required by Law, and none of such disclosures made or contained in any such materials, products or services have been inaccurate, misleading or deceptive in any material respect.

3.17 Employees, ERISA and Other Compliance.

(a) Schedule 3.17(a)-1 of the Company Disclosure Letter accurately lists all current employees of the Company and its Subsidiaries as of the Agreement Date, and for each such employee, his or her: (i) job position or title, (ii) annualized base salary or houly wage (as applicable), (iii) annual commission opportunity or bonus potential, (iv) classification as full-time, part-time, temporary or seasonal, (v) classification as exempt or non-exempt under applicable state, federal or foreign overtime regulations, (vi) accrued but unused vacation, (vii) visa type (if any), (viii) commencement date of employment with the Company and its Subsidiaries, (ix) work location, (x) severance entitlements, if any, (xi) leave status (including anticipated return to work date), and (xii) the total amount of bonus, severance, retention, change in control and/or other amounts to be paid to such employee at the Closing or otherwise in connection with the transactions contemplated hereby. Schedule 3.17(a)-2 of the Company Disclosure Letter accurately lists all individual independent contractors, consultants, and leased workers of the Company and its Subsidiaries as of the Agreement Date (“Contingent Workers”), and for each such Contingent Worker, his or her: (A) terms of compensation, (B) fee or compensation arrangements, (C) commencement date with the Company or any Affiliate of the Company, (D) service location; (E) description of services provided; (F) notice required to terminate the relationship, and (G) whether engaged directly or through a third party.

(b) The Company and its Subsidiaries have correctly classified and paid employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and other Laws. All employees of the Company and its Subsidiaries are, and have been since their respective start of employment by the Company or any of its Subsidiaries, legally permitted to be employed by the Company or such Subsidiary in the jurisdiction in which such employee is employed in their current job capacities for the maximum period permitted by Law. All independent contractors providing services to the Company and its Subsidiaries have been properly classified and paid as independent contractors for purposes of federal and applicable state Tax Laws, Laws applicable to employee benefits and other Laws. Neither the Company nor any of its Subsidiaries have any employment or consulting Contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of Proprietary Information or assignment of inventions).

(c) The Company and its Subsidiaries: (i) are, and at all times have been, in compliance in all material respects with all Laws respecting employment, employment practices, terms and conditions of employment, discrimination, harassment, retaliation, employee safety and wages and hours, overtime pay, payroll documents, equal opportunity, immigration compliance, occupational health and safety, termination or discharge, plant closing and mass layoff requirements, affirmative action, workers’ compensation, disability, unemployment compensation, whistleblower laws, collective bargaining, the proper classification and treatment of employees as exempt or non-exempt and the proper classification and treatment of independent contractors, health care continuation requirements of COBRA, the requirements of the Family and Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and any similar provisions of state Law, (ii) have withheld, paid and reported all amounts required by Law or by Contract to be withheld, paid and reported with respect to compensation, wages, salaries and other payments to employees or independent contractors of the Company or any of its Subsidiaries, (iii) are not liable for any arrears of wages or any material Taxes or any penalty for failure to comply with any Law, and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or any other applicable social insurance, or other benefits or obligations for employees of the Company and its Subsidiaries (other than routine payments to be made in the Ordinary Course of Business). There are no pending or, to the Knowledge of the Company, threatened Actions against the Company or any of its Affiliates under any workers’ compensation policy or long-term disability policy.

(d) Neither the Company nor any of its Subsidiaries is a party to or currently negotiating any collective bargaining or similar agreement with any labor union or organization, nor are any organized groups of its employees represented by any labor union. There is no, and in the past three (3) years there has been no pending, or to the Company’s Knowledge, threatened, labor dispute, work slowdown, work stoppage, strike, investigation by a Governmental Authority, involving the Company or any of its Subsidiaries. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries currently intends to terminate his or her employment with the Company or such Subsidiary and no employee of the Company or any of its Subsidiaries has received an offer to join a business that may be competitive with the Company Business.

(e) The Company and its Subsidiaries are in compliance with the requirements of the Immigration Reform Control Act of 1986 and have a complete and accurate copy of U.S. Citizenship and Immigration Services Form I-9 for each of its employees.

(f) Neither the Company nor any of its Subsidiaries is, or has been within the past four (4) years, a party to any Action, or received written notice of any threatened Action, in which the Company or any of its Subsidiaries is alleged to have violated any Contract or Law relating to employment, including equal opportunity, discrimination, retaliation, harassment, immigration, wages, hours, unpaid compensation, classification of employees as exempt from overtime or minimum wage Laws, classification or workers as independent contractors, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and/or privacy rights of employees.

(g) There is no pending or, to the Knowledge of the Company, threatened investigation or audit by a Governmental Authority responsible for the enforcement of labor, immigration or employment regulations and, during the past four (4) years neither the Company nor any of its Subsidiaries has received notice of any such investigation or audit. For the past three (3) years, neither the Company nor any Subsidiaries has been found by any Governmental Authority to have engaged in any unfair labor practice, as defined in the National Labor Relations Act (29 U.S.C. § 151 et seq.) or other applicable Laws.

(h) In the past two (2) years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the WARN Act or any other Law in respect of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such Law.

(i) To the Knowledge of the Company, no employee or independent contractor of the Company or any of its Subsidiaries is in violation of (i) any term of any employment or independent contractor Contract or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or independent contractor to be employed by or to render services to the Company or any of its Subsidiaries or to use Proprietary Information of others. To the Knowledge of the Company, the employment of any employee or engagement of any independent contractor by the Company or any of its Subsidiaries does not subject them to any Liability to any third party.

(j) All employees of the Company and its Subsidiaries are employed at will. For the avoidance of doubt, an employee is considered to be employed at will if he or she is not employed for a definite period of time and his or her employment may be terminated at any time with or without notice and with or without cause.

(k) Within the past four (4) years, neither the Company nor any of its Subsidiaries has been a party to a settlement agreement with a current or former employee or independent contractor that relates primarily to allegations of sexual harassment or sexual misconduct. Within the past four (4) years, to the Knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made against any officer, director or employee of the Company or any of its Subsidiaries in his or her capacity as an officer, director or employee.

(l) Schedule 3.17(l) of the Company Disclosure Letter sets forth a true, complete and correct list of every Company Employee Plan and Company Employee Agreement (each, a “Company Benefit Arrangement” and collectively, the “Company Benefit Arrangements”).

(m) True, complete and correct copies of the following documents, with respect to each Company Benefit Arrangement, where applicable, have been made available to Parent: (i) all documents embodying or governing such Company Benefit Arrangement and any funding medium for the Company Benefit Arrangement; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed IRS Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all summaries of material modifications related thereto; and (vi) all non-routine correspondence to and from any state or federal agency.

(n) Each Company Benefit Arrangement that is intended to qualify under Section 401(a) of the Code is the subject of a favorable determination or approval letter from the IRS, or may rely on an opinion or advisory letter issued by the IRS with respect to a prototype or volume submitter plan adopted in accordance with the requirements for such reliance, and, to the Knowledge of the Company, no event or omission has occurred that would cause any such Company Benefit Arrangement to lose such qualification or require action under the IRS Employee Plans Compliance Resolution System program in order to maintain such qualification.

(o) Each Company Benefit Arrangement is, and has been operated and administered in all material respects in accordance with applicable Laws and with its terms. No litigation or governmental administrative proceeding or audit (other than those relating to routine claims for benefits, appeals of such claims and domestic relations order proceedings) is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Arrangement, and, to the Knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made by the Company with respect to all Company Benefit Arrangements either have been made or have been accrued in accordance with the terms of the applicable Company Benefit Arrangement and applicable Law.

(p) Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any ERISA Affiliate has ever incurred any Liability under Title IV of ERISA that has not been paid in full.

(q) None of the Company Benefit Arrangements provide health care or any other welfare benefits (within the meaning of Section 3(1) of ERISA) to any employees after their employment is terminated (other than (i) as required by applicable Law, including Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and similar state Law, (ii) coverage through the end of the month of termination of employment or service, (iii) disability benefits attributable to disabilities occurring at or prior to termination of employment or service, and (iv) conversion rights) and neither the Company nor any of its Subsidiaries has promised to provide such post-termination benefits.

(r) Each Company Employee Plan may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable Law. Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Benefit Arrangement or adopt any arrangement or program which, once established, would come within the definition of a Company Benefit Arrangement. Each asset held under each Company Benefit Arrangement may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability other than ordinary administrative expenses.

(s) All Company Employee Plans subject to the laws of any jurisdiction outside of the United States for the benefit of employees or other service providers of the Company (each, a “Company Foreign Plan”): (i) are in compliance in all material respects with their terms and the applicable provisions of laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such Company Foreign Plan, (ii) if they are intended to qualify for special Tax treatment, meet all material requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are funded and/or book reserved, as appropriate, based upon reasonable actuarial or accounting assumptions.

3.18 Books and Records.

(a) The Company has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, tax records and related work papers and other books and records of the Company and its Subsidiaries (collectively, the “Books and Records”) that accurately and fairly reflect, in all material respects, the business activities of the Company and its Subsidiaries.

(b) The minute books of the Company and its Subsidiaries made available to Parent accurately and adequately reflect all action previously taken by the stockholders, the board of directors and committees of the board of directors of the Company and such Subsidiaries. Schedule 3.18(b) of the Company Disclosure Letter sets forth a list of all of the current and former officers and directors of the Company and each of its Subsidiaries including, for each such individual, the position held and period of service.

(c) Schedule 3.18(c) of the Company Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company and its Subsidiaries maintains accounts of any nature and the names of all Persons authorized to draw thereon or make withdrawals therefrom.

3.19 Insurance. The Company and its Subsidiaries maintains the policies of insurance and bonds set forth on Schedule 3.19 of the Company Disclosure Letter, which include all legally required workers’ compensation and other insurance, correct and complete copies of which have been made available to Parent. Schedule 3.19 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, policy number and the term and amount of coverage thereunder. There is no claim of the Company or any Subsidiary of the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policy or bond or for which its total value (inclusive of defense expenses) would reasonably be expected to exceed the applicable policy limits. All premiums due and payable under all such policies and bonds have been timely paid, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect and the Company has no Knowledge of any threatened termination of, or premium increase with respect to, any of such policies or bonds.

3.20 Environmental Matters. The Company and its Subsidiaries and their respective predecessors have at all times been in compliance in all material respects with all Environmental Laws, which compliance includes the possession of all Governmental Permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof. Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written notice or other written communication, whether from a Governmental Authority, citizens groups, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law. To the Knowledge of the Company, no current or prior owner of any property leased or possessed by the Company or any of its Subsidiaries has received any written notice or other written communication, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with any Environmental Law. All Governmental Permits held by the Company or any of its Subsidiaries pursuant to any Environmental Law (if any) are identified in Schedule 3.20 of the Company Disclosure Letter.

3.21 Customers and Suppliers.

(a) Schedule 3.21(a)(i) of the Company Disclosure Letter sets forth a list of all current customers of the Company and its Subsidiaries as of the Agreement Date (each a “Company Customer”). All Company Customers are current in their payment of invoices and the Company does not have, and since January 1, 2019 has not had, any material disputes with any Company Customer that arose and remained unresolved. Schedule 3.21(a)(ii) of the Company Disclosure Letter sets forth the top twenty-five (25) customers (or group of affiliated customers) of the Company and its Subsidiaries based on revenue during each of (i) the twelve (12) months ending on December 31, 2018 and (ii) the year-to-date period ending on the last day of the calendar month immediately preceding the Agreement Date (each a “Significant Customer”). The Company has no Knowledge of any material dissatisfaction on the part of any Significant Customer or any facts or circumstances that could reasonably be expected to lead to such material dissatisfaction. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Significant Customer that such customer will not continue as a customer, as the case may be, of the Company or such Subsidiary or, following the Effective Time, Parent or any of its Affiliates or that such partner intends to terminate, breach or request a material modification to existing Contracts with the Company or Subsidiary or, following the Effective Time, Parent or any of its Affiliates. There are no warranty claims made or refunds requested by any Company Customer with respect to any Company Offerings except for normal warranty claims and refunds consistent with past history and that would not result in a reversal of any material amount of revenue by the Company. Neither the Company nor any of Subsidiaries of the Company nor any of their respective representatives have made any oral commitments or promises with respect to the Company Offering, including pricing, future features, or the like, to any former, current or prospective customer.

(b) Schedule 3.21(b) of the Company Disclosure Letter sets forth the top twenty-five (25) vendors and suppliers of products and services to the Company and its Subsidiaries based on amounts paid or payable by the Company and its Subsidiaries to such vendors and suppliers during each of (i) the twelve (12) months ending on December 31, 2018 and (ii) the year-to-date period ending on the last day of the calendar month immediately preceding the Agreement Date (each, a “Significant Supplier”). The Company and its Subsidiaries are current in their payments to all Significant Suppliers and the Company does not have, and since January 1, 2019 has not had, any material dispute concerning Contracts with or products and/or services provided by any Significant Supplier that arose or remained unresolved. The Company has no Knowledge of any material dissatisfaction on the part of any Significant Supplier or any facts or circumstances that could reasonably be expected to lead to such material dissatisfaction. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company or any of its Subsidiaries or, following the Effective Time, Parent or any of its Affiliates or that such supplier intends to terminate, breach or not renew existing Contracts with the Company or any of its Subsidiaries or, following the Effective Time, Parent or any of its Affiliates.

3.22 Accounts Receivable. Schedule 3.22(a) of the Company Disclosure Letter sets forth an accurate and complete aging of the Company and its Subsidiaries’ accounts receivable as of the Agreement Date in the aggregate and by customer. All such accounts receivable derive from bona fide sales transactions entered into in the Ordinary Course of Business and are payable on the terms and conditions set forth in the applicable Contract. Schedule 3.22(b) of the Company Disclosure Letter sets forth such amounts of accounts receivable as of the Agreement Date that are subject to asserted claims by, and any other disputes with, customers and reasonably detailed information regarding asserted claims made since January 1, 2019, including the type and amounts of such claims.

3.23 Anti-Money Laundering Laws. The Company is, and has always been, in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the United Kingdom Proceeds of Crime Act 2002 and all other applicable anti-money laundering and counter terrorist financing Laws and has established policies, procedures and internal controls designed to ensure compliance with such Laws.

3.24 Anti-Corruption and Anti-Bribery Laws.

(a) None of the Company or any of its Subsidiaries or any of their respective directors, officers, or employees, or, to the Knowledge of the Company, any of their respective agents, independent contractors, representatives, or any other Person associated with or acting for or on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, in connection with the conduct of any activity of the Company and its Subsidiaries:

(i) made, offered or promised to make any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Foreign Government Official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of (A) influencing any official act or decision of such Foreign Government Official, candidate, party or campaign or any official of such party or campaign, (B) inducing such Foreign Government Official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any person, (D) expediting or securing the performance of official acts of a routine nature, or (E) otherwise securing any improper advantage;

(ii) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature;

(iii) made, offered, or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures;

(iv) established or maintained any unlawful fund of corporate monies or other properties;

(v) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or

(vi) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq. (“FCPA”), the United Kingdom Bribery Act of 2010 (the “Bribery Act”) or any other applicable anti-corruption or anti-bribery Law.

(b) None of the Company or any of its Subsidiaries has undergone or is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Authority relating to the FCPA, the Bribery Act, anti-corruption, or anti-kickback activity. To the Knowledge of the Company, there are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to the FCPA, the Bribery Act, anti-corruption, or anti-kickback activity by the Company, its predecessors, or its current or former Subsidiaries.

3.25 Trade Compliance.

(a) The Company and its Subsidiaries have at all times conducted its export, import and related transactions in accordance with (i) all applicable U.S. export, re-export, import, anti-boycott, and economic sanctions Laws and regulations, including the Export Administration Regulations, the Arms Export Control Act, the International Traffic in Arms Regulations, the trade and economic sanctions regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, and (ii) all other applicable import and export control Laws and regulations in the other countries in which the Company or any of its Subsidiaries conducts business (“Export Control Laws”).

(b) The Company and its Subsidiaries have, where applicable, obtained, and are in compliance with, all export licenses and other required consents, authorizations, waivers, approvals, and orders, if any, and have made or filed any and all necessary notices, registrations, declarations and filings with any Governmental Authority, and have met the requirements of any applicable license exceptions or exemptions, as required in connection with the Company and its Subsidiaries’ (i) export and re-export of products, services, Software or other Technology, and (ii) releases of technical data, Software or other Technology to foreign nationals located in the United States and abroad (“Export Approvals”).

(c) There are no pending or, to the Knowledge of the Company, threatened inquiries, investigations, enforcement actions, voluntary disclosures or other claims against the Company or any of its Subsidiaries with respect to Export Control Laws or Export Approvals.

(d) To the Knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company or any of its Subsidiaries’ export and import transactions that would reasonably be expected to give rise to any future Governmental Authority inquiries, investigations, enforcement actions, voluntary disclosures or other claims.

(e) No Export Approvals for the transfer of export licenses used in the Company Business to Parent or any of its Affiliates are required, or such Export Approvals can be obtained expeditiously without material cost.

(f) Section 3.25(f) of the Company Disclosure Letter sets forth the true, complete and accurate Export Control Classification Numbers (or U.S. Munitions List Categories) applicable to the Company Offerings and the Company Technology.

(g) Neither the Company nor any of its Subsidiaries has, without first obtaining any necessary Export Approvals, exported or re-exported to any countries subject to U.S. embargo or trade sanctions or to entities identified on any U.S. governmental export exclusion lists, including the Denied Persons List, Entity List, Unverified List, Specially Designated Nationals List, and any other applicable lists maintained by the Departments of Treasury, State, or Commerce.

(h) Neither the Company nor any of its Subsidiaries or any of their respective officers, directors, employees, independent contractors or any other Person acting for or on behalf of the Company or any of its Subsidiaries (i) is a Person with whom transactions are prohibited or limited under any economic sanctions Laws, including those administered by any U.S. Governmental Authority (including the Office of Foreign Assets Control), the United Nations Security Council, the European Union or Her Majesty’s Treasury, or (ii) within the last five years, has violated any economic sanctions Laws. Neither the Company nor any of its Subsidiaries has, within the last five years, made any voluntary disclosures to U.S. Governmental Authorities under U.S. economic sanctions Laws, been the subject of any governmental investigation or inquiry regarding compliance with such Laws or been assessed any fine or penalty under such Laws.

3.26 Transaction Expenses. No investment banker, broker, finder or similar party is or shall be entitled to any payment of any fees of expenses in connection with the origin, negotiation or execution of this Agreement or in connection with the Mergers or any other transaction contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates at or prior to the Effective Time, other than Momentum pursuant to that certain engagement letter dated as of June 7, 2019, entered into between the Company and Momentum, a true and correct copy of which was made available to Parent. The legal and accounting advisors and any other persons to whom the Company or any of its Subsidiaries currently expects to owe fees and expenses that will constitute Transaction Expenses are set forth on Schedule 3.26 of the Company Disclosure Letter.

3.27 Disclosure. No representation or warranty or other statement made by the Company or any of the Company Representatives in this Agreement, the Company Disclosure Letter, the certificates delivered pursuant to this Agreement or the Company Ancillary Agreements contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading. The Company has made available true, correct, complete and, where applicable, executed copies of each document that is listed in the Company Disclosure Letter.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Parent and each Merger Sub represent and warrant to the Company that the statements contained in this Article 4 are true and correct.

4.1 Organization and Good Standing.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted. Merger Sub I is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Each of Parent, Merger Sub I and Merger Sub II is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have or reasonably be expected to result in a Material Adverse Effect on Parent.

4.2 Power, Authorization and Validity.

(a) Power and Authority. Parent has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Parent Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Parent of this Agreement and each of the Parent Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Parent. Merger Sub I has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Merger Sub Ancillary Agreements to which it is to be party and to consummate the transactions contemplated hereby and thereby, subject to any required approval of Merger Sub I’s sole stockholder. The execution, delivery and performance by Merger Sub I of this Agreement and each of the Merger Sub Ancillary Agreements to which it is to be party have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub I, subject to any required approval of Merger Sub I’s sole stockholder. Merger Sub II has all requisite limited liability company power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Merger Sub Ancillary Agreements to which it is to be party and to consummate the transactions contemplated hereby and thereby, subject to any required approval of Merger Sub II’s sole member. The execution, delivery and performance by Merger Sub II of this Agreement and each of the Merger Sub Ancillary Agreements to which it is to be party have been duly and validly approved and authorized by all necessary limited liability company action on the part of Merger Sub II, subject to any required approval of Merger Sub II’s sole member.

(b) No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is necessary or required to be made or obtained by Parent or either Merger Sub to enable Parent and the Merger Subs to lawfully execute and deliver, enter into, and perform their respective obligations under this Agreement, each of the Parent Ancillary Agreements (as to Parent) and each of the Merger Sub Ancillary Agreements to be entered into by the applicable Merger Sub (as to the Merger Subs) or to consummate the transactions contemplated hereby or thereby, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Parent or the Merger Subs would not reasonably be expected to result in a material adverse effect on Parent’s or either Merger Sub’s ability to consummate the Mergers or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements (as to Parent) and the applicable Merger Sub Ancillary Agreements (as to the Merger Subs), (ii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware and (iii) any filings required under applicable securities Laws.

(c) Enforceability. This Agreement has been duly executed and delivered by Parent and each Merger Sub. This Agreement and each of the Parent Ancillary Agreements are, or when executed by Parent shall be, assuming the due authorization, execution and delivery by the Company and the other Persons party hereto or thereto, valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. This Agreement and each of the Merger Sub Ancillary Agreements to be entered into by a particular Merger Sub are, or when executed by the applicable Merger Sub shall be, assuming the due authorization, execution and delivery by the Company or the other Persons hereto or thereto, valid and binding obligations of such Merger Sub, enforceable against such Merger Sub in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.3 No Conflict. Neither the execution and delivery of this Agreement, any of the Parent Ancillary Agreements (in the case of Parent) or any of the Merger Sub Ancillary Agreements to be entered into by the applicable Merger Sub (as to the Merger Subs) by Parent or the applicable Merger Sub, nor the consummation of the Mergers or any other transaction contemplated hereby or thereby, shall conflict with, or (with or without notice or lapse of time, or both) result in a breach, impairment, violation of or an acceleration of an obligation or loss of material benefit, or constitute a default under (a) any provision of the certificate of incorporation or bylaws of Parent or Merger Sub I or the limited liability company agreement of Merger Sub II, each as currently in effect, (b) any material Contract to which Parent or any of its Subsidiaries is a party, (c) any Law applicable to Parent, either Merger Sub or any of their respective material assets or properties, or (d) any judgment, decree or order to which Parent or any of its Subsidiaries is subject, except in the case of clauses (b), (c) and (d), where such conflict, breach, impairment, violation or default would not reasonably be expected to adversely effect in any material respect Parent’s or either Merger Sub’s ability to consummate the Mergers or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the applicable Merger Sub Ancillary Agreements.

4.4 Capitalization.

(a) The authorized capital stock of Parent consists of (a) 112,000,000 shares of the Parent Common Stock and (b) 65,900,943 shares of Preferred Stock, of which 11,100,000 shares are designated as Series A Preferred Stock, 7,824,800 shares are designated as Series B Preferred Stock, 8,918,481 shares are designated as Series C Preferred Stock, 5,309,026 shares are designated as Series D Preferred Stock, 11,448,636 shares are designated as Series E Preferred Stock, 10,000,000 shares are designated as Series F Preferred Stock, 11,300,000 shares are designated as Series G Preferred Stock. As of the September 30, 2019, (i) 11,100,000 shares of Series A Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, (ii) 7,824,800 shares of Series B Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, (iii) 8,918,481 shares of Series C Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, (iv) 5,309,026 shares of Series D Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, (v) 11,434,928 shares of Series E Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, (vi) 9,188,612 shares of Series F Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, (vii) 9,986,103 shares of Series G Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, (viii) 14,898,128 shares of Parent Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, and (ix) 36,706,056 shares of Parent Common Stock were reserved for future issuance under outstanding stock options issued pursuant to Parent Stock Plan or available under the Parent’s employee equity pool pursuant to the Parent Stock Plan.

(b) As of September 30, 2019, and other than (i) the shares of capital stock and rights to acquire shares of capital stock of Parent described in this Section 4.4, (ii) as set forth on Schedule 4.4(b), (iii) as set forth in offer letters to employees or prospective employees, or (iv) as set forth in the Parent Financing Agreements, there were no outstanding (A) options, warrants, or other agreements to which Parent is a party relating to the issuance of capital stock of Parent or obligating Parent to issue or sell any shares of its capital stock or (B) Contracts to which Parent is bound that provides for any of the following: appreciation rights, restricted stock, restricted stock units, “phantom” stock or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any security of Parent, any call, right, commitment, conversion privilege or preemptive or other right or Contract to purchase or otherwise acquire any share of Parent’s capital stock or any security or debt convertible into or exchangeable for Parent’s capital stock or obligating the Parent to grant, extend or enter into any such stock appreciation right, option, restricted stock, restricted stock unit, “phantom” stock, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract.

(c) Since September 30, 2019, and except with respect to (i) any shares issued upon exercise of stock options, (ii) any equity awards granted to employees or set forth in offer letters to prospective employees and (iii) any increase in the number of shares reserved for issuance under the Parent Stock Plan, Parent has not experienced any material change in its capitalization.

4.5 Parent Shares. All shares of Parent Common Stock which may be issued pursuant to this Agreement will be, when issued in accordance with the terms of this Agreement for the consideration expressed herein, duly authorized and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions set forth herein, under Parent’s bylaws or under the Restriction Agreement or under the Securities Act and any other applicable Law.

4.6 Interim Operations of Merger Subs. Each Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.7 Parent Financial Statements. Schedule 4.7 sets forth the Parent Financial Statements. The Parent Financial Statements: (a) are derived from the books and records of Parent and its Subsidiaries, (b) fairly present in all material respects the consolidated financial condition of Parent and its Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of Parent and its Subsidiaries for the periods therein specified, and (c) have been prepared in accordance with GAAP, applied on a basis consistent with prior periods (except that the unaudited Parent Financial Statements do not have notes and are subject to normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material to Parent and its Subsidiaries).

4.8 Absence of Certain Changes. Since the Parent Measurement Date through the Agreement Date, there has not been with respect to Parent:

(a) Material Adverse Effect;

(b) amendment or change in its organizational documents or those of its Subsidiaries;

(c) incurrence, creation or assumption of any Indebtedness in excess of $5,000,000;

(d) making or entering into any Contract (other than this Agreement) with respect to the sale of assets of Parent and its Subsidiaries that are material, individually or in the aggregate, to Parent and its Subsidiaries taken as a whole;

(e) adoption of a plan or agreement of complete or partial liquidation or dissolution;

(f) any Action commenced against Parent or any of its Subsidiaries that would reaonably be expected to result in material liabilities to Parent and its Subsidiaries, taken as a whole; or

(g) entry into, any Contract to do any of the things described in the preceding clauses (a) through (f) (other than agreements with the Company regarding the transactions contemplated by this Agreement).

4.9 Availability of Funds. As of the date of this Agreement, Parent has and, as of the Closing Date, Parent will have, sufficient cash or existing available borrowing capacity under committed borrowing facilities in immediately available funds to enable Parent to: (a) pay in full all amounts payable by Parent pursuant to Article 2; and (b) pay in full all fees, costs and expenses payable by Parent or either Merger Sub in connection with this Agreement and the consummation of the transactions contemplated hereby.

4.10 Transaction Expenses. No investment banker, broker, finder or similar party is or shall be entitled to any payment of any fees of expenses in connection with the origin, negotiation or execution of this Agreement or in connection with the Mergers or any other transaction contemplated by this Agreement based upon arrangements made by or on behalf of Parent, the Merger Subs or any of their Affiliates at or prior to the Effective Time.

ARTICLE 5

COMPANY COVENANTS

During the time period from the Agreement Date until the earlier to occur of (x) the Effective Time or (y) the termination of this Agreement in accordance with the provisions of Article 9, the Company covenants and agrees with Parent as follows:

5.1 Advise of Changes. The Company shall promptly advise Parent in writing of (a) the occurrence or non-occurrence of any event that would render any representation or warranty of the Company contained in Article 3 untrue or inaccurate at or prior to the Closing, provided, however, that any failure to do so by the Company will, for all purposes under Article 10, be treated as a breach of the underlying representation or warranty and not a breach of a covenant, (b) any breach of any covenant or obligation of the Company pursuant to this Agreement or any Company Ancillary Agreement, (c) any Material Adverse Effect with respect to the Company, or (d) any change, event, circumstance, condition or effect that would cause, or reasonably be expected to cause, any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied; provided, however, that the delivery of any notice by the Company pursuant to this Section 5.1 shall not be deemed to amend or supplement the Company Disclosure Letter and shall not cure any breach of, or non-compliance with, any other provision of this Agreement or limit the right of Parent or any Indemnified Party to indemnification, compensation or reimbursement under Article 10, or any right of Parent to claim a failure of a condition to Closing set forth in Section 8.1 or Section 8.2, as applicable, with respect to any matters disclosed pursuant to this Section 5.1.

5.2 Maintenance of Business. Except as otherwise required by this Agreement:

(a) The Company shall use reasonable best efforts to carry on and preserve the Company Business and its and its Subsidiaries’ business relationships with users, customers, advertisers, suppliers, employees and others with whom the Company or any of its Subsidiaries has business or contractual relations prior to the Effective Time. If so reasonably requested by Parent, the Company shall exercise commercially reasonable efforts to cooperate with Parent in maintaining such relationships upon the consummation of the Mergers.

(b) In furtherance of, and without limiting, Section 5.2(a), and except as set forth on Schedule 5.2(b):

(i) the Company shall, and shall cause its Subsidiaries to, (i) pay all of their respective debts and Taxes when due and (ii) pay or perform their other Liabilities (including accounts payable) when due;

(ii) the Company and its Subsidiaries shall use reasonable best efforts to ensure that each Contract to which the Company or any of its Subsidiaries is a party that is entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, either Merger;

(iii) the Company and its Subsidiaries shall continue to use commercially reasonable efforts to collect accounts receivable in the Ordinary Course of Business;

(iv) the Company shall (i) ensure that all necessary fees and filings with respect to any Registered Company Intellectual Property Rights are timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect, (ii) not act, or fail to act, in each case, in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any Company Intellectual Property Rights, and (iii) not otherwise assign, transfer, or dispose of any Company Intellectual Property Rights;

(v) the Company shall not, without Parent’s prior written consent, accelerate (in a manner not required by any Contract entered into by the Company prior to the Agreement Date and disclosed on the Company Disclosure Letter) the payment of any commissions, cash bonuses or other cash compensation to any of its directors, officers, employees or independent contractors; and

(vi) the Company shall not grant or agree to grant any Company Options.

5.3 Conduct of Business. Except as set forth on Schedule 5.3 hereto, the Company and its Subsidiaries shall continue to conduct the Company Business in the Ordinary Course of Business and, notwithstanding the foregoing, the Company and its Subsidiaries shall not, without Parent’s prior written consent take any action that, had it been taken after the Balance Sheet Date but before the execution of this Agreement, would have been required to be disclosed in the Company Disclosure Letter pursuant to Sections 3.11 (provided that, to the extent any provision of Section 3.11 refers to a Company Material Contract, Company Employee Agreement or Company Employee Plan, such provision shall be deemed to apply to any Company Material Contract, Company Employee Agreement or Company Employee Plan as well as any Contract, plan, policy or other instrument that would have been a Company Material Contract, Company Employee Agreement or Company Employee Plan had it been entered into or adopted by the Company or any of its Subsidiaries as of the Agreement Date). Parent acknowledges and agrees that nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time.

5.4 Regulatory Approvals. The Company shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be required in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement or any Company Ancillary Agreement. The Company shall use reasonable best efforts to obtain, and to cooperate with Parent and the Merger Subs to promptly obtain, all such authorizations, approvals and consents from Governmental Authorities and shall pay any associated filing fees payable by the Company with respect to such authorizations, approvals and consents. Subject to applicable Law, the Company shall promptly inform Parent of any communication between the Company and any

Governmental Authority regarding any of the transactions contemplated hereby, and provide a copy of such communication if it is in writing. If the Company or any of its Affiliates receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Subject to applicable Law, the Company shall consult with and cooperate with Parent in advance of any such written or oral communication to any Governmental Authority, and shall not participate in any substantive meeting or discussion with any Governmental Authority in respect of investigation or inquiry concerning the transactions contemplated hereby unless it consults with Parent in advance and, except as prohibited by applicable Law or Governmental Authority, gives Parent the opportunity to attend and participate thereat. The Company shall use reasonable best efforts to resolve questions or objections, if any, of any Governmental Authority.

5.5 Approval of Company Stockholders.

(a) The Company shall use its best efforts to obtain and deliver to Parent within twenty-four (24) hours following the execution and delivery hereof a true, correct and complete executed copy of the Written Consent evidencing the Stockholder Approval.

(b) The Company shall, with the assistance of Parent, prepare an information statement (together with any amendments thereof or supplements thereto, the “Information Statement”) to be used in connection with soliciting stockholder approval of the matters set forth in the Written Consent in order to consummate the Mergers and the other transactions contemplated hereby, as well as to facilitate Parent’s proposed issuance of Parent Shares in the First Merger in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act and applicable exemptions under state securities laws. The Information Statement shall include, among other things, a description of the terms of this Agreement, the Company Ancillary Agreements and the transactions contemplated hereby and thereby, the requisite notice of appraisal rights under the DGCL, and the unanimous recommendation of the board of directors of the Company to the Company Stockholders to vote in favor of the approval and adoption of this Agreement and the Mergers, the other transactions contemplated hereby and the other matters set forth in the Written Consent. The Company will send the Information Statement to each Company Stockholder in connection with soliciting such approval in accordance with applicable Law. The parties hereto shall cooperate with each other in connection with the preparation of the Information Statement, including by providing information reasonably necessary for the preparation of the Information Statement, and by accepting all reasonable comments suggested in connection therewith. Whenever any event occurs which should be set forth in an amendment or supplement to the Information Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in making any appropriate amendment or supplement to the Information Statement, and the Company shall thereafter deliver to the Company Stockholders such amendment or supplement. No amendment or supplement to the Information Statement will be made by the Company without the approval of Parent, not to be unreasonably withheld, conditioned or delayed.

(c) Neither the board of directors of the Company nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (ii) withdraw or modify or propose to withdraw or modify in a manner adverse to Parent or the Merger Subs its approval or recommendation of the Mergers, this Agreement or the transactions contemplated hereby, (iii) approve, enter into, or permit or cause the Company to enter into, any letter of intent, agreement in principle, acquisition agreement or other similar Contract or instrument related to any Acquisition Proposal, or (iv) resolve or announce its intention to do any of the foregoing.

(d) As promptly as practicable after the execution of this Agreement, the Company shall solicit the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code (in a manner reasonably satisfactory to Parent) of a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments and/or benefits provided for which a waiver has been executed that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code (together, the “Section 280G Payments”). Any such stockholder approval (the “280G Approval”) shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The Company agrees that promptly after execution of this Agreement, the Company shall use best efforts to deliver to Parent waivers, in form and substance satisfactory to Parent, duly executed by each Person who might receive any Section 280G Payment. The form and substance of all stockholder approval documents contemplated by this Section 5.5(d), including the waivers, shall be subject to the prior review and reasonable approval of Parent.

5.6 Necessary Consents. The Company shall use commercially reasonable efforts to obtain prior to the Closing such consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary in order to effect the consummation of the Mergers and the other transactions contemplated by this Agreement, to enable the Company Business to continue to be carried on immediately after the Second Effective Time in the same manner in which it was conducted by the Company prior to the Effective Time, and to keep in effect and avoid the breach, violation of, termination of, or adverse change to, any Contract to which the Company or any of its Subsidiaries is party, including the consents, authorizations, notices and actions which are listed on Schedule 5.6; provided, however, that Parent agrees and acknowledges that nothing in this Section 5.3 shall obligate the Company to modify any terms of any Contracts with or pay additional consideration to any counterparty to any such Contract (unless any such payment is required pursuant to the terms of such Contract).

5.7 Litigation. The Company shall notify Parent in writing promptly after learning of any Action initiated by or against the Company or any of its Subsidiaries, or that, to the Knowledge of the Company, becomes pending or threatened against the Company or any of its Subsidiaries or any of their respective officers, directors, employees or stockholders in their capacity as such. The Company shall notify Parent in writing promptly after learning of any Action or threatened Action by, or receiving any notice from, any Person (a) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure by the Company or any of its Subsidiaries of any Intellectual Property Rights or Technology or unfair competition, (b) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business, challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology, or (c) alleging any violation of any Person’s privacy, personal, statutory or confidentiality rights. The Company shall give Parent the opportunity to (i) participate in the defense of any such Actions or threatened Actions, and (ii) consult with counsel to the Company regarding the defense, settlement or compromise with respect to any such Actions or threatened Actions. For purposes of this Section 5.7, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to any such Action or threatened Action, and Parent may offer comments or suggestions with respect to any such Action or threatened Action which the Company shall consider in good faith. The Company shall not settle or compromise or agree to settle or compromise any such Action or threatened Action without Parent’s prior written consent.

5.8 No Other Negotiations.

(a) The Company shall not, and shall not authorize, encourage or permit its Subsidiaries or any of its or its Subsidiaries’ respective officers, directors, employees, stockholders, Affiliates, agents, advisors (including any attorneys, financial advisors, investment bankers or accountants) or other representatives (collectively, “Company Representatives”) to, directly or indirectly: (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent, term sheet, indication of interest, or Contract contemplating or otherwise relating to any Acquisition Proposal or (v) submit any Acquisition Proposal to the vote of any Company Stockholders. The Company will, and will cause the Company Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent and its representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Parent and its representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any Company Representative, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.8(a) to cause such Company Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached its obligations under this Section 5.8(a).

(b) The Company shall immediately (but in any event, within 24 hours) notify Parent orally and in writing after receipt by the Company or any of its Subsidiaries (or, to the Knowledge of the Company, by any Company Representative), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or any of its Subsidiaries or for access to any of the properties, books or records of the Company or any of its Subsidiaries by any Person or Persons other than Parent and its representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person(s) making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal, offer, notice or request and any correspondence or communications related thereto and shall provide to Parent, a true, correct and complete copy of such inquiry, expression of interest, proposal, offer, notice or request and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. Acknowledging the provisions hereof prohibiting consideration by the Company of any Acquisition Proposals, the Company shall provide Parent with forty eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the board of directors of the Company) of any meeting of the board of directors of the Company at which the board is reasonably expected to discuss any Acquisition Proposal.

5.9 Access to Information.

(a) Within one (1) Business Day following the Agreement Date, the Company will deliver to Parent a digital copy of all documents and other information that was included in the Virtual Data Room on or prior to the Agreement Date. From and after the date hereof until the Closing, or if earlier the termination of this Agreement, with reasonable prior notice to the Company, the Company shall provide Parent and its agents and advisors reasonable access to the files, books, records, Contracts, Technology, personnel and offices of the Company, including information relating to the Taxes, Contracts, Liabilities, financial condition and real, personal and intangible property of the Company, subject to the terms of the Confidentiality Agreement. The Company shall use commercially reasonable efforts to cause its accountants to cooperate with Parent and Parent’s agents and advisors in making available all financial information reasonably requested by Parent and its agents and advisors, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants. No review pursuant to this Section 5.9 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

(b) In furtherance of the foregoing and not in limitation thereof, the Company shall, and shall cause its Subsidiaries to, promptly provide all cooperation reasonably requested by Parent in connection with Parent’s and its outside auditors (the “Auditors”) preparation of audited consolidated financial statements for the Company, including, without limitation, delivering to Parent all pertinent historical financial statements and other relevant information and documentation, including work papers, with respect to the Company and its Subsidiaries as may be reasonably requested by Parent or the Auditors and providing Parent and the Auditors access to relevant Company Representatives for such purposes.

5.10 Satisfaction of Conditions Precedent.

(a) The Company shall use reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Sections 8.1 and 8.2, and the Company shall use reasonable best efforts to cause the Mergers and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

(b) In furtherance of, and without limiting, the foregoing, the Company shall use its reasonable best efforts to obtain as promptly as reasonably practicable after the Agreement Date and prior to the Closing Date, Written Consents, Support Agreements and Investor Questionnaires executed by each Company Stockholder.

5.11 Employment Arrangements; Termination of Certain Company Benefit Arrangements.

(a) Following the date of this Agreement, the Company shall use commercially reasonable efforts in assisting Parent to secure signed Offer Letters from each employee or independent contractor of the Company or any of its Subsidiaries to whom Parent decides to extend an offer of employment or with whom Parent decides to enter into a consulting agreement, including (to the extent permitted by applicable Law) by providing Parent necessary information relating to any such individual’s employment or independent contractor arrangement with the Company or any of its Subsidiaries. Prior to the Closing, the Company shall terminate the employment of each employee of the Company or any of its Subsidiaries to whom Parent does not extend an offer of employment (either by Parent directly or through the UK Subsidiary at Parent’s direction) or who does not accept any such extended offer and each individual independent contractor of the Company or any of its Subsidiaries who will not continue as an independent contractor for Parent or any of its Affiliates following the Closing. The Company shall use commercially reasonable efforts to ensure that each Non-Continuing Employee will deliver a general release of claims against Parent, the Company and their Affiliates, in a form reasonably acceptable to Parent.

(b) The Company shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement and such other Company Employee Plans as Parent specifies to the Company in writing at least three (3) Business Days prior to the Closing Date (or such shorter period as Parent and the Company reasonably agree) (each a “Terminated Benefit Plan”). With respect to any Company Employee Plan intended to include a Code Section 401(k) arrangement, such termination shall be effective as of no later than the day immediately preceding the Closing Date. With respect to all other Company Employee Plans, such termination shall be effective as of the Closing Date or as soon as administratively practicable thereafter. The Company shall provide Parent with evidence that such Terminated Benefit Plan(s) have been terminated (effective as of the dates specified above) pursuant to resolutions of the board of directors of the Company. The form and substance of such resolutions shall be subject to review and approval of Parent (which approval shall not be unreasonably denied, delayed or conditioned). The Company and any ERISA Affiliate also shall take such other actions in furtherance of terminating such Terminated Benefit Plan(s) as Parent may reasonably require. In the event that termination of any Terminated Benefit Plan would reasonably be anticipated to trigger liquidation charges, surrender charges, other fees or any other Liabilities, then such charges, fees and/or Liabilities shall be deemed to be Transaction Expenses, and the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent.

(c) Prior to the Closing, the Company shall use reasonable best efforts to obtain from each individual set forth on Schedule 5.11(c) (each, a “Promised Optionee”) a valid, binding and irrevocable release (in substantially the form attached hereto as Exhibit K) of all claims relating to such Promised Optionee’s promised but unissued option(s) (“Promised Option”) set forth on Schedule 3.4(d) of the Company Disclosure Letter (each, a “Promised Option Release”). Any amounts that the Company agrees to pay such Persons as consideration for the releases that remain unpaid as of the Closing will constitute Unpaid Transaction Expenses.

(d) The provisions contained in this Section 5.11 are for the sole benefit of the respective parties hereto and no current or former employee, director, independent contractor, consultant, service provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Nothing in this Section 5.11, express or implied, shall be construed or interpreted to (i) create any right, benefit or remedy of any nature whatsoever, including any right to continued employment or service, under or by reason of this Agreement, in any other person, including without limitation, any employees, former employees, any participant or any beneficiary thereof in any Company Benefit Arrangement or employee benefit plan of Parent, the Surviving Corporation, the Surviving Entity or any of their Affiliates, or (ii) amend any Company Benefit Arrangement or employee benefit plan of Parent, the Surviving Corporation, the Surviving Entity or any of their Affiliates. Nothing in this Section 5.11 shall be construed or interpreted to limit the ability of Parent, the Surviving Corporation, the Surviving Entity or any of their Affiliates to amend or terminate any employee benefit plan pursuant to its terms.

5.12 Repayment of Indebtedness. As soon as practicable following the Agreement Date, the Company shall obtain, in each case in form and substance reasonably acceptable to Parent, (i) bank pay-off letters with respect to the Indebtedness of the Company and its Subsidiaries set forth on Schedule 5.12 and any other Indebtedness of the Company and its Subsidiaries incurred prior to the Closing (collectively, the “Closing Pay-Off Indebtedness”), which letters shall provide for the release of all Encumbrances relating to the Closing Pay-Off Indebtedness following satisfaction of the terms contained in such pay-off letters (including any premiums above the principal amount of such Closing Pay-Off Indebtedness or any fees payable in connection with such Closing Pay-Off Indebtedness), (ii) a UCC-3 termination statement or authorization of the Company to file a UCC-3 termination statement terminating the security interests of each Person holding a security interest in the assets of the Company and its Subsidiaries, (iii) if applicable (as indicated on Schedule 5.12) forms of terminations or authorization of the Company to file terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office in connection with the Closing Pay-Off Indebtedness, and (iv) if applicable (as indicated on Schedule 5.12) forms of notices of termination for any landlord or bailee waivers executed in connection with the Closing Pay-Off Indebtedness ((i)-(iv), collectively, the “Closing Pay-Off Indebtedness Documentation”).

5.13 Notices to Company Securityholders and Employees.

(a) The Company shall timely provide to the Company Securityholders all advance notices required to be given to such Company Securityholders in connection with this Agreement, the Mergers and the transactions contemplated by this Agreement under the Charter Documents, the Company Stock Plan or other applicable Contracts and under Law, or obtain waivers of the same, in each case in form and substance satisfactory to Parent.

(b) The Company shall give all notices and other information required to be given by the Company to the employees of the Company and its Subsidiaries, any collective bargaining unit representing any group of employees of the Company and its Subsidiaries, and any applicable Governmental Authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Laws in connection with the transactions contemplated by this Agreement or other applicable Contracts.

5.14 Closing Financial Certificate and Spreadsheet. The Company shall prepare and deliver to Parent drafts of the Closing Financial Certificate and the Spreadsheet not later than three (3) Business Days prior to the Closing Date. The Company shall provide Parent and its accounting and financial staff, auditors and advisors reasonable access to the books and records of the Company and its accounting and financial staff in connection with Parent’s review thereof. The Company will take into account any reasonable comments made by Parent prior to the Company’s delivery of the final Closing Financial Certificate and final Spreadsheet and reflect any appropriate changes in the final Closing Financial Certificate and the final Spreadsheet, which shall be delivered by the Company to Parent at least two (2) Business Days prior to the Closing Date (or such shorter period as agreed to by Parent). Neither any comments or changes proposed by Parent to the Closing Financial Certificate or the Spreadsheet nor Parent’s acceptance of the Closing Financial Certificate or Spreadsheet for purposes of satisfying the closing conditions in Section 8.2(l) and Section 8.2(m), respectively, shall be deemed to be an agreement by Parent that the Closing Financial Certificate or the Spreadsheet is accurate or complete and shall not affect, in any manner whatsoever, any Indemnified Party’s right to indemnification, compensation or reimbursement pursuant to Section 10.2 if the Closing Financial Certificate or the Spreadsheet is not accurate or complete.

5.15 Takeover Statutes. If any anti-takeover Law or other anti-takeover regulation, charter provision or Contract is or shall become applicable to the Mergers or the transactions contemplated hereby, the Company and the board of directors of the Company shall grant such approvals and take such actions as are necessary under such provision or Law so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby without adverse effect under, and otherwise act to eliminate or minimize the effects of, such provision, Law or Contract.

5.16 Corporate Matters. The Company shall (a) prior to the Closing, pay all corporate franchise, foreign corporation and similar Taxes due, and (b) at the Closing, deliver to Parent the minute books containing the records of all proceedings, consents, actions and meetings of the board of directors of the Company, committees of the board of directors of the Company and the Company Stockholders and the stock ledgers, journals and other records reflecting all stock issuances and transfers.

5.17 Tail Policy. Prior to the Effective Time, the Company shall purchase tail insurance coverage for the Company’s directors and officers in a form reasonably acceptable to the Company and Parent, which shall provide such directors and officers with coverage for six years following the Effective Time with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time (the “Tail Policy”).

5.18 Terminated Agreements. The Company shall use commercially reasonable efforts to cause each of the agreements listed on Schedule 8.2(i)(i) and Schedule 8.2(i)(ii) hereto (the “Terminated Agreements”) to be terminated, in each case effective prior to or as of the Effective Time, including sending all required notices, such that each Terminated Agreement shall be of no further force or effect prior to or as of the Effective Time. Upon the Closing, the Company shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise), and neither the Surviving Corporation nor Surviving Entity will be subject to or incur any claim, Liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) under any Terminated Agreement following the Effective Time.

5.19 Modified Agreements. The Company shall use commercially reasonable efforts to modify each of the agreements listed on Schedule 8.2(j) hereto in the manner set forth on Schedule 8.2(j) in each case effective prior to or as of the Effective Time.

5.20 Charter Amendment. The Company shall use reasonable best efforts to have duly adopted, in accordance with the relevant provisions of the DGCL and the Charter Documents, and filed with the Secretary of State of the State of Delaware the Charter Amendment.

ARTICLE 6

PARENT COVENANTS

Except as otherwise provided below, during the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 9, Parent covenants and agrees with the Company as follows:

6.1 Advise of Changes. Parent shall promptly advise the Company in writing of (a) the occurrence or non-occurrence of any event that would render any representation or warranty of Parent or either Merger Sub contained in Article 4 untrue or inaccurate at or prior to the Closing, or (b) any breach of any covenant or obligation of Parent or either Merger Sub pursuant to this Agreement, any Parent Ancillary Agreement (as to Parent) or any Merger Sub Ancillary Agreement (as to the applicable Merger Sub).

6.2 Regulatory Approvals. Parent shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether foreign, federal, state, local or municipal, which may be required in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement. Parent shall use reasonable best efforts to obtain all such authorizations, approvals and consents from Governmental Authorities and shall pay any associated filing fees payable by Parent with respect to such authorizations, approvals and consents. Subject to Law, Parent shall promptly inform the Company of any communication between Parent and any Governmental Authority regarding any of the transactions contemplated hereby, and provide a copy of such communication if it is in writing. Notwithstanding anything in this Agreement to the contrary, if any Action is instituted (or threatened in writing to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, it is expressly understood and agreed that neither Parent nor any of its Subsidiaries or Affiliates shall be under any obligation to: (a) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, or (b) make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its Affiliates or the Company, or the holding separate of shares of Company Capital Stock or (ii) the imposition of any limitation on the ability of Parent or any of its Affiliates to freely conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of shares of Company Capital Stock.

6.3 Satisfaction of Conditions Precedent. Parent shall use reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent set forth in Sections 8.1 and 8.3, and Parent shall use reasonable best efforts to cause the Mergers and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

6.4 Directors’ and Officers’ Liability.

(a) For a period of six years after the Closing Date, Parent will cause the Surviving Entity to fulfill and honor in all respects the obligations of the Company to each current (as of immediately prior to the Effective Time) and each former director, officer, employee or agent of the Company (each, a “Covered Person”) relating to the indemnification thereof, pursuant to any indemnification provisions under the Charter Documents or any indemnification agreement as in effect on the Agreement Date (including provisions relating to contributions, advancement of expenses and the like), in each case, that have been made available to Parent (such obligations, the “Company Indemnification Obligations”), subject to any limitations imposed by applicable Law. The provisions of this Section 6.4 (i) are intended to be for the benefit of, and will be enforceable by, each Covered Person, and each such Covered Person’s heirs, legatees, successors, and assigns (and the Parties expressly agree that such Persons will be third-party beneficiaries of this Section 6.4), and (ii) will survive the consummation of the Mergers.

(b) Parent shall be under no obligation to maintain the existence of the Surviving Entity for any specified period following the Second Effective Time; provided, however, that if the Surviving Entity shall be dissolved, Parent or an Affiliate of Parent shall assume the obligations set forth in this Section 6.4.

(c) Any amounts paid (for the avoidance of doubt, to the extent not recovered or recoverable under the Tail Policy) by Parent, the Surviving Corporation or the Surviving Entity, or any of their respective successors or assigns, to any Covered Persons in respect of the Company Indemnification Obligations (such amounts, “Company Indemnification Obligation Payments”) shall be Damages to which Parent is entitled to recover pursuant to Article 10.

ARTICLE 7

AGREEMENTS RELATING TO PARENT COMMON STOCK

7.1 Private Placement. Parent intends to issue the shares of Parent Common Stock as provided in this Agreement pursuant to a “private placement” exemption or exemptions from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder and an exemption from qualification under the laws of the State of California and other applicable state securities laws. The Company agrees to fully cooperate with Parent in its efforts to ensure that such shares of Parent Common Stock may be issued pursuant to such exemptions.

7.2 Restrictions on Transfer. The Parent Shares shall be subject to any restrictions on Transfer set forth in Parent’s certificate of incorporation and bylaws and this Article 7. The Parent Shares constitute “restricted securities” under the Securities Act, and may not be Transferred absent registration under the Securities Act or an exemption therefrom, and any such Transfer shall also be conditioned on compliance with applicable state and foreign securities laws. Each Company Stockholder who receives Parent Shares and every transferee or assignee of any Parent Shares from any Company Stockholder shall be bound by and subject to the terms and conditions of this Article 7, and Parent may require, as a condition precedent to the issuance or Transfer of any Parent Shares, that any recipient, transferee or assignee agrees in writing to be bound by, and subject to, all the terms and conditions of this Article 7. To ensure compliance with the restrictions imposed by this Agreement, Parent may issue appropriate “stop-transfer” instructions to its transfer agent, if any, and if Parent acts as its own transfer agent, it may make appropriate notations to the same effect in its own records. Parent shall not be required (a) to transfer on its books any Parent Shares that have been Transferred in violation of any of the provisions of this Agreement or (b) to treat as owner of such Parent Shares, or to accord the right to vote or pay dividends, to any transferee or assignee to whom such shares have been purportedly so Transferred.

7.3 Market Stand-Off. In connection with any underwritten public offering by the Parent of its equity securities pursuant to an effective registration statement filed under the Securities Act, including Parent’s initial public offering, no Company Stockholder who receives Parent Shares shall directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Parent Shares acquired under this Agreement without the prior written consent of Parent or its managing underwriter. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by Parent or such underwriter. In no event, however, shall such period exceed 180 days plus such additional period as may reasonably be requested by Parent or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the National Association of Securities Dealers and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules. The Market Stand-Off shall in any event terminate two years after the date of Parent’s initial public offering. In the event of the declaration of a stock dividend, a spin-off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting Parent’s outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Parent Shares subject to the Market Stand-Off, or into which such Parent Shares thereby become convertible, shall immediately be subject to the Market Stand-Off. In order to enforce the Market Stand-Off, Parent may impose stop-transfer instructions with respect to the Parent Shares acquired under this Agreement until the end of the applicable stand-off period. Parent’s underwriters shall be beneficiaries of the agreement set forth in this Section 7.3. This Section 7.3 shall not apply to Parent Shares registered in the public offering under the Securities Act.

7.4 Right of First Refusal.

(a) Right of First Refusal. If (i) any Company Stockholder who received Parent Shares pursuant to this Agreement (following the Closing) or any transferee of such Parent Shares (either sometimes referred to herein as the “Holder”) proposes to Transfer to a third party any Parent Shares acquired under this Agreement, or any interest in such Parent Shares and (ii) pursuant to Section 6.4 of the bylaws of Parent, the board of directors of Parent has approved such Transfer, then Parent shall have a right of first refusal to purchase the Parent Shares to be so Transferred on the terms and conditions set forth in this Section 7.4(a) (the “Right of First Refusal”) with respect to all (and not less than all) of such Parent Shares. If the Holder desires to Transfer Parent Shares acquired under this Agreement, the Holder shall give a written notice to Parent describing fully the proposed Transfer, including the number of Parent Shares proposed to be Transferred, the proposed Transfer price, the name and address of the Person (a “Transferee”) to whom the Holder proposes to Transfer such Parent Shares (a “Transfer Notice”) and proof satisfactory to Parent that the proposed Transfer will not violate any applicable federal, State or foreign securities Laws. The Transfer Notice shall be signed both by the holder and by the proposed Transferee and must constitute a binding commitment of both parties to the Transfer of the Parent Shares. If the board of directors of Parent approves the Transfer pursuant to Section 6.4 of the bylaws of Parent, then Parent shall have the right to purchase all, and not less than all, of the Parent Shares on the terms of the proposal described in the Transfer Notice (subject, however, to any change in such terms permitted under Section 7.4(b) below) by delivery of a notice of exercise of the Right of First Refusal within thirty (30) days after the date when the Transfer Notice was received by Parent. If the board of directors of Parent does not approve the Transfer pursuant to Section 6.4 of the bylaws of Parent, then the Holder may not Transfer the Parent Shares.

(b) Transfer of Shares. If the board of directors of Parent approves of the Transfer pursuant to Section 6.4 of the bylaws of Parent and Parent fails to exercise its Right of First Refusal within thirty (30) days after the date when it received the Transfer Notice, the Holder may, not later than ninety (90) days following receipt of the Transfer Notice by Parent, conclude a transfer of the Parent Shares subject to the Transfer Notice on the terms and conditions described in the Transfer Notice, provided that any such sale is made in compliance with applicable federal, State and foreign securities Laws and not in violation of any other contractual restrictions to which the Holder is bound. Any proposed Transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed Transfer by the Holder, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described in Section 7.4(a) above. If Parent exercises its Right of First Refusal, the parties shall consummate the sale of the Parent Shares on the terms set forth in the Transfer Notice within sixty (60) days after the date when Parent received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that in the event the Transfer Notice provided that payment for the Parent Shares was to be made in a form other than cash or cash equivalents paid at the time of Transfer, Parent shall have the option of paying for the Parent Shares with cash or cash equivalents equal to the fair market value of the consideration described in the Transfer Notice.

(c) Additional or Exchanged Securities and Property. In the event of a merger or consolidation of Parent with or into another entity, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting Parent’s outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Parent Shares subject to this Article 7 shall immediately be subject to the Right of First Refusal. Appropriate adjustments to reflect the exchange or distribution of such securities or property shall be made to the number and/or class of the Shares subject to this Article 7.

(d) Termination of Right of First Refusal. Any other provision of this Article 7 notwithstanding, in the event that the Parent Shares are readily tradable on an established securities market when the Holder desires to Transfer Parent Shares, Parent shall have no Right of First Refusal under this Section 7.4 with respect to such Transfer.

(e) Permitted Transfers. This Section 7.4 shall not apply to (i) a transfer by beneficiary designation, will or intestate succession or (ii) a transfer to one or more members of the Holder’s Immediate Family or to a trust established by the Holder for the benefit of the Holder and/or one or more members of the Holder’s Immediate Family, provided in either case that the Transferee agrees in writing on a form prescribed by Parent to be bound by all provisions of this Agreement. If the Holder Transfers any Parent Shares acquired under this Agreement, either under this Section 7.4(e) or after Parent has failed to exercise the Right of First Refusal, then this Agreement shall apply to the Transferee to the same extent as to the Holder.

(f) Termination of Rights as Stockholder. If Parent makes available, at the time and place and in the amount and form provided in this Article 7, the consideration for the Parent Shares to be purchased in accordance with this Section 7.4, then after such time the Person from whom such Parent Shares are to be purchased shall no longer have any rights as a holder of such Parent Shares (other than the right to receive payment of such consideration in accordance with this Agreement). Such Parent Shares shall be deemed to have been purchased in accordance with the applicable provisions hereof, whether or not the certificate(s) therefor have been delivered as required by this Agreement.

(g) Assignment of Right of First Refusal. In connection with any Transfer subject to the terms of this Section 7.4, the board of directors of Parent may freely assign Parent’s Right of First Refusal, in whole or in part, with respect to such Transfer. Any Person who accepts an assignment of the Right of First Refusal from Parent with respect to any such Transfer shall assume all of Parent’s rights and obligations under this Section 7.4 with respect thereto.

7.5 Legends. Each certificate or book-entry notation representing any Parent Shares issued hereunder shall bear the following legends (in addition to any other legends required by law, Parent’s certificate of incorporation or bylaws or any other agreement to which any such Company Stockholder is a party): THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER, INCLUDING A RIGHT OF FIRST REFUSAL AND A MARKET STAND OFF RESTRICTION IN CONNECTION THE ISSUER’S INITIAL PUBLIC OFFERING, IN EACH CASE AS SET FORTH IN A MERGER AGREEMENT PURSUANT TO WHICH THESE SECURITIES WERE ORIGINALLY ISSUED, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER. SUCH RESTRICTIONS ARE BINDING ON PERMITTED TRANSFEREES OF THESE SHARES.

THE TRANSFER OF SECURITIES REPRESENTED HEREBY IS SUBJECT TO RESTRICTIONS REQUIRING APPROVAL OF THE BOARD OF DIRECTORS PURSUANT TO AND IN ACCORDANCE WITH SECTION 6.4 OF THE BYLAWS OF THE COMPANY, COPIES OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE COMPANY SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SHARES OF STOCK THAT DOES NOT COMPLY WITH SECTION 6.4 OF THE BYLAWS OF THE COMPANY.

ARTICLE 8

CONDITIONS TO CLOSING OF THE FIRST MERGER

8.1 Conditions to Each Party’s Obligation to Effect the First Merger. The respective obligations of Parent, Merger Sub I and the Company to effect the First Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a) Governmental Approvals. Other than (i) the filing of the First Certificate of Merger and the Second Certificate of Merger in accordance with the terms of Section 2.1 and (ii) any filings required under applicable securities Laws, all permits, authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority as may be required to consummate the Mergers shall have been filed, occurred or been obtained.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order shall have been issued, or other legal or regulatory action taken, by any Governmental Authority of competent jurisdiction that restrains, prohibits or prevents the consummation of the Mergers on the terms and conditions set forth herein, nor shall any Law have been enacted, entered, enforced or deemed applicable to the Mergers which makes the consummation of the Mergers on the terms and conditions set forth herein illegal.

(c) Stockholder Approval. The Stockholder Approval shall have been obtained and such approval shall remain in full force and effect.

8.2 Additional Conditions to Obligations of Parent and Merger Sub I. The obligations of Parent and Merger Sub I to effect the First Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by Parent (on its own behalf and on behalf of Merger Sub I), to the extent permitted by Law:

(a) Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), (i) each of the Fundamental Representations shall be true and correct in all respects other than de minimis inaccuracies with respect to Section 3.4, (ii) each of the representations and warranties of the Company, other than the Fundamental Representations, that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and (iii) each of the representations and warranties of the Company, other than the Fundamental Representations, that are not so qualified shall be true and correct in all material respects; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(c) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect with respect to the Company; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(d) No Actions. There shall be no Action of any nature pending or threatened against Parent, the Company or any of its Subsidiaries, any of Parent’s Subsidiaries, or any of their respective properties, officers or directors, or any order entered or other legal action taken by any Governmental Authority of competent jurisdiction, (i) arising out of, relating to, challenging or seeking to prohibit this Agreement, the Mergers or the other transactions contemplated by this Agreement, (ii) limiting or restricting, or seeking to limit or restrict, (A) Parent’s ownership of the Surviving Corporation or the Surviving Entity or their respective assets or (B) the conduct or operation of the Company Business by Parent or the Surviving Corporation after the Effective Time or by Parent or the Surviving Entity after the Second Effective Time or (iii) seeking material damages.

(e) Stockholder Deliverables. The Company shall have received, and delivered to Parent, fully executed (and, in the case of the Investor Questionnaire, completed) copies of Written Consents, Support Agreements and Investor Questionnaires from (i) Company Stockholders entitled to receive, in the aggregate, not less than 92% of the aggregate portion of the Merger Consideration payable to Company Stockholders in respect of their shares of Company Capital Stock pursuant to Sections 2.3(c) or 2.3(d) (assuming the full release of the Escrow Amount and Expense Fund and the full vesting of the Merger Consideration subject to Restriction Agreement) and (ii) holders of Company Preferred Stock whose shares of Preferred Stock represent not less than 98% of the Aggregate Liquidation Preference (assuming the full Aggregate Liquidation Preference was to be paid in accordance with the Certificate of Incorporation).

(f) Employment Matters.

(i) Each of the Key Employees shall have executed and delivered an Offer Letter and CIIAA to Parent and such Offer Letters and CIIAAs shall remain in full force and effect.

(ii) No Key Employee shall have repudiated or revoked his or her acceptance of his or her Offer Letter.

(iii) Each Key Employee shall be available to commence employment on the date stated in his or her Offer Letter (including, for the avoidance of doubt, under all applicable immigration and other Laws), other than in connection with any leave of absence or approved use of paid time off of which Parent is aware. No such Person shall have expressed an intention or interest (whether formally or informally) in, or taken action toward terminating his or her employment with the Company at or prior to the Effective Time, or with Parent or any of its Affiliates following the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company that he has no actual knowledge of any such expression or intention.

(iv) Founder shall have executed and delivered to Parent the Restriction Agreement.

(v) At least ninety percent (90%) of the employees of the Company who have received Offer Letters (other than the Key Employees) shall have accepted employment with Parent (or an Affiliate of Parent) or, in the case of any such employee of the UK Subsidiary, with the UK Subsidiary, pursuant to the Offer Letters and shall be available to commence employment on the date stated in his or her Offer Letter (including, for the avoidance of doubt, under all applicable immigration and other Laws), other than in connection with any leave of absence or approved use of paid time off of which Parent is aware. No such Person shall have expressed an intention or interest (whether formally or informally) in, or taken action toward terminating his or her employment with the Company or any such Company Subsidiary at or prior to the Effective Time, or with Parent or any of its Affiliates or any such Company Subsidiary following the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company that he has no actual knowledge of such expression or intention.

(vi) The employment of any employee of the Company or any of its Subsidiaries or the services of any individual independent contractor of the Company or any of its Subsidiaries who either (A) has not received an Offer Letter for the continued employment of such individual or consulting agreement for continued service as an independent contractor, in each case by Parent (or an Affiliate of Parent) or the applicable Subsidiary of the Company following the Effective Time or (B) has not accepted the offer of employment contained in an Offer Letter or signed a consulting agreement from Parent or the applicable Subsidiary of the Company, shall have been terminated in accordance with Law by the Company or such Subsidiary, effective no later than immediately prior to the Effective Time.

(vii) The Company shall have obtained Promised Option Releases from each of the Promised Optionees, copies of which have been provided to Parent.

(g) Non-Competition Agreement. Founder shall have executed and delivered the Non-Competition Agreement to Parent.

(h) Consents. Parent shall have received duly executed copies of all third-party consents, approvals, assignments, notices, waivers, authorizations or other certificates set forth on Schedule 8.2(h), each in form and substance reasonably acceptable to Parent.

(i) Termination of Agreements.

(i) Each of the agreements identified on Schedule 8.2(i)(i) shall have been terminated and the parties to the agreements identified on such Schedule 8.2(i)(i) shall have waived all of their respective rights thereunder, in each case effective prior to or as of the Effective Time, and the Company shall have delivered evidence of such termination and waiver in form and substance reasonably acceptable to Parent.

(ii) Each of the agreements identified on Schedule 8.2(i)(ii) shall have been terminated, in each case effective prior to or as of the Effective Time, and the Company shall have delivered evidence of such termination in form and substance reasonably acceptable to Parent.

(j) Modification of Agreements. Each of the agreements listed on Schedule 8.2(j) shall have been modified in the manner set forth on Schedule 8.2(j), in each case effective prior to or as of the Effective Time, and the Company shall have delivered evidence of such modifications in form and substance reasonably acceptable to Parent.

(k) Resignations of Directors and Officers. Each of the individuals holding the positions of a director or officer of the Company or any of its Subsidiaries, in office immediately prior to the Effective Time, shall have executed and delivered to Parent a resignation letter in the form attached hereto as Exhibit L.

(l) Closing Financial Certificate. Parent shall have received the Closing Financial Certificate from the Company at least two (2) Business Days prior to the Closing Date (or such shorter time as agreed to by Parent).

(m) Spreadsheet. Parent shall have received the Spreadsheet from the Company at least two (2) Business Days prior to the Closing Date (or such shorter time as agreed to by Parent).

(n) Good Standing Certificates. Parent shall have received a certificate of good standing from the Office of the Secretary of State of the State of Delaware and each other state or jurisdiction in which the Company is qualified to do business as a foreign corporation certifying, as of a date no more than five (5) Business Days prior to the Closing Date, that the Company is in good standing, and to the extent provided by such certificate, that applicable Taxes and fees of the Company through such certification date have been paid.

(o) Secretary’s Certificate. Parent shall have received a certificate dated as of the Closing Date, signed by the secretary of the Company, certifying as to (i) an attached copy of the Company’s bylaws and stating that the Company’s bylaws have not been amended, modified, revoked or rescinded, (ii) an attached copy of the Certificate of Incorporation and stating that the Certificate of Incorporation has not been amended, modified, revoked or rescinded (except as the same shall be amended by the Charter Amendment), (iii) an attached copy of the resolutions of the board of directors of the Company evidencing the Board Approval, and stating that such resolutions have not been amended, modified, revoked or rescinded, (iv) an attached copy of the Written Consents received from Company Stockholders, and stating that such Written Consents constitute the Stockholder Approval and that the resolutions set forth therein have not been amended, modified, revoked or rescinded, and (v) the results of any vote of the Company Stockholders with respect to the approval or disapproval of any payments or benefits that may be deemed to constitute a “parachute payment” within the meaning of 280G of the Code.

(p) Termination of Company Employee Plans. The Company shall have terminated or cancelled the Terminated Benefit Plans (if any) effective as of the date therein.

(q) 280G Vote and Waivers. The Section 280G Payments shall have been subject to a vote by the Company Stockholders as required by Section 5.5(e), and, to the extent authorized under an executed waiver, in the absence of such stockholder approval, no Section 280G Payments shall be made.

(r) Pay-Off Letters.

(i) Parent shall have received written acknowledgments in form and substance reasonably acceptable to Parent pursuant to which the Company’s outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any fee, compensation or reimbursement from the Company, in connection with this Agreement or any of the transactions contemplated by this Agreement, acknowledges: (i) the total amount of fees, costs and expenses of any nature that has been paid to such Person in connection with this Agreement and/or the transactions contemplated by this Agreement, (ii) the total amount of fees, costs and expenses of any nature that is or will become payable to such Person in connection with this Agreement and/or the transactions contemplated by this Agreement, (iii) that, upon receipt of the amount referred to in clause (ii) above, it has been paid in full and is not (and will not be) owed any other amount by the Company with respect to this Agreement or the transactions contemplated by this Agreement, and (iv) that such Person is not to perform any further services for the Company following the Effective Time without the express written authorization of Parent (“Transaction Invoices”).

(ii) Parent shall have received the Closing Pay-Off Indebtedness Documentation.

(s) FIRPTA. Parent shall have received a properly executed statement, issued by the Company pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) dated no more than thirty (30) days prior to the Closing Date and signed by an officer of the Company, and in form and substance set forth on Exhibit M hereto, certifying that interests in the Company, including shares of Company Capital Stock, do not constitute “United States real property interests” under Section 897(c) of the Code and the Company shall have provided notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(t) Treatment of Company Options. The Company shall have taken such actions as are necessary to effectuate the treatment of the Company Options as contemplated by Section 2.4.

(u) Tail Policy. The Company shall have obtained the Tail Policy and provided evidence thereof to Parent.

(v) Charter Amendment. The Company shall have duly adopted, in accordance with the relevant provisions of the DGCL and the Charter Documents, and filed with the Secretary of State of the State of Delaware the Charter Amendment, and the Charter Amendment shall have become effective.

(w) Warrant Cancellation Agreements. Parent shall have received from the Company a Warrant Cancellation Agreement executed by the Company and each holder of a Company Warrant.

(x) Appointments. The Company shall have delivered to Parent such board of directors and/or shareholder resolutions of the UK Subsidiary as are necessary to ensure that the Persons set forth on Schedule 8.2(x) are validly appointed to their respective positions as set forth therein, with such appointments being effective immediately on and from Closing.

(y) Intellectual Property Matters. Each Person listed in Section 3.14(m) of the Company Disclosure Letter has executed an Invention Assignment Agreement in a form reasonably acceptable to Parent, copies of which shall have been delivered to Parent.

8.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the First Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by the Company, to the extent permitted by Law:

(a) Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), each of the representations and warranties of Parent and the Merger Subs that are qualified by materiality or material adverse effect shall be true and correct in all respects, and each of the representations and warranties of Parent and the Merger Subs that are not so qualified shall be true and correct in all material respects; and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Subs. Parent and the Merger Subs shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(c) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect with respect to Parent since the Agreement Date; and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

ARTICLE 9

TERMINATION OF AGREEMENT

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Mergers may be abandoned, notwithstanding the delivery of Written Consents, at any time prior to the Effective Time by the mutual written consent of Parent and the Company.

9.2 Unilateral Termination.

(a) Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if (i) a court of competent jurisdiction or other Governmental Authority shall have issued a final judgment or taken any action (and the final appeal of such judgment or action has been denied) having the effect of permanently restraining or enjoining or otherwise prohibiting the Merger or any other material transaction contemplated by this Agreement or (ii) there has been adopted an applicable Law that makes the consummation of the Mergers on the terms and conditions contemplated by this Agreement illegal.

(b) Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if the First Merger shall not have been consummated by 5:00 p.m. Pacific time on the date that is thirty (30) days after the Agreement Date if the conditions to the terminating party’s obligations to Closing under Article 8 (other than conditions pertaining to covenants to be performed as part of effectuating the Closing) have not been satisfied and the terminating party has not waived such unsatisfied conditions by such date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any party whose breach of a representation or warranty or covenant made under this Agreement by such party results in the failure of any condition set forth in Article 8 to be fulfilled or satisfied on or before such date.

(c) Either Parent or the Company, by giving written notice to the other, may terminate this Agreement at any time prior to the Effective Time if the other has committed a breach of (i) any of its representations or warranties under Article 3 or Article 4, as applicable, or (ii) any of its covenants under Article 5 or Article 6, as applicable, and (A) has not cured such breach within ten (10) Business Days after the party seeking to terminate this Agreement has given the other party written notice of such breach and its intention to terminate this Agreement pursuant to this Section 9.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (B) if not cured on or prior to the Closing Date, or if not curable, such breach would result in the failure of any of the conditions set forth in Article 8 to be fulfilled or satisfied; provided, however, that the right to terminate this Agreement under this Section 9.2(c) shall not be available to a party if such party is at that time in material breach of this Agreement.

(d) Parent, by giving written notice to the Company, may terminate this Agreement at any time prior to the Effective Time if any event has occurred or any circumstance exists which, alone or together with any one or more other events or circumstances has had, is having or would reasonably be expected to have a Material Adverse Effect on the Company.

(e) The Company, by giving written notice to Parent, may terminate this Agreement at any time prior to the Effective Time if any event has occurred or any circumstance exists which, alone or together with any one or more other events or circumstances has had, is having or would reasonably be expected to have a Material Adverse Effect on Parent.

(f) Parent, by giving written notice to the Company, may terminate this Agreement at any time prior to the Effective Time if executed Written Consents evidencing the Stockholder Approval are not delivered to Parent within twenty-four (24) hours after the execution and delivery of this Agreement by Parent, the Merger Subs, the Company and the Representative.

9.3 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1 or Section 9.2, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, either Merger Sub or the Company or their respective officers, directors, managers, stockholders, members or Affiliates; provided, however, that (a) the provisions of this Section 9.3 and Article 12 shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party hereto from Liability in connection with any fraud, intentional misrepresentation or willful breach prior to the termination of this Agreement, in which event, the termination of this Agreement will not be deemed or construed as limiting or denying any legal or equitable right or remedy of the non-breaching party with respect to such fraud, intentional misrepresentation or willful breach.

ARTICLE 10

SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES, CONTINUING COVENANTS

10.1 Survival. If the First Merger is consummated, the representations and warranties of the Company contained in this Agreement and the Company Disclosure Letter and the certifications of the Company made with respect thereto and delivered pursuant to Section 8.2(a), and the right of any Indemnified Party to bring a Claim with respect thereto, shall survive until the Expiration Date; provided, however, that: (a) the Specified Representations and the certifications of the Company made with respect thereto and delivered pursuant to Section 8.2(a), and the right of any Indemnified Party to bring a Claim with respect thereto, shall survive until the thirty (30) month anniversary of the Closing Date, (b) the Fundamental Representations and the certifications of the Company made with respect thereto and delivered pursuant to Sections 8.2(a), and the right of any Indemnified Party to bring a Claim with respect thereto, shall survive until the 60th day following the expiration of the applicable statute of limitations (as such statute of limitations pertains to the subject matter of such Fundamental Representation or certification, or to the ability of Parent or any third party to make a claim relating to the subject matter of such Fundamental Representation or certification or to the failure of such Fundamental Representation or certification to be true and correct, as the case may be, whichever is later), (c) no right to indemnification, compensation or reimbursement pursuant to this Article 10 in respect of any Claim based upon any failure of a representation or warranty or related certification to be true and correct that is set forth in a Notice of Claim delivered in accordance with Section 10.4 prior to the applicable expiration date of such representation or warranty or certification shall be affected by the expiration of such representation or warranty or certification and (d) such expiration shall not affect the rights of any Indemnified Party, under this Article 10 or otherwise, to seek recovery of Damages arising out of any fraud, intentional misrepresentation or willful breach, which rights will survive until the 60th day following the expiration of the statute of limitations applicable to such fraud, intentional misrepresentation or willful breach. The representations and warranties of Parent and the Merger Subs contained in this Agreement and the certificates to be delivered pursuant to Section 8.3 shall terminate at the Effective Time. All covenants of the Company to be performed at or prior to the Closing and the certifications made with respect thereto pursuant to Section 8.2(b), and the right of any Indemnified Party to bring a Claim with respect thereto, shall survive until the 60th day following the expiration of the applicable statute of limitations (as such statute of limitations pertains to the breach of or failure to perform or comply with any such covenant, or any breach or inaccuracy of such certification, as applicable); provided, however, (x) no right to indemnification, compensation or reimbursement pursuant to this Article 10 in respect of any Claim based upon any breach of a covenant or the failure of any related certification to be true and correct set forth in a Notice of Claim delivered prior to the 60th day following the applicable expiration date of such covenant or certification shall be affected by the expiration of such covenant and (y) such expiration shall not affect the rights of any Indemnified Party, under this Article 10 or otherwise, to seek recovery of Damages arising out of any fraud, intentional misrepresentation or willful breach, which rights will survive until the 60th day following the expiration of the statute of limitations applicable to such fraud, intentional misrepresentation or willful breach. It is the express intent of the parties that, if an applicable survival period as contemplated by this Section 10.1 is shorter or longer than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced or extended, as the case may be, to the survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 10.1 for the assertion of claims under this Agreement are the result of arm’s length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

10.2 Company Stockholder Agreement to Indemnify. Each Indemnifying Party shall severally (based on each such Indemnifying Party’s Pro Rata Share), and not jointly, indemnify and hold harmless each of Parent and its Affiliates and its and their respective officers, directors, agents, representatives, stockholders and employees (each hereinafter referred to individually as an “Indemnified Party” and collectively as the “Indemnified Parties”) from and against, and shall compensate and reimburse each of them for, any and all Actions, losses, reductions in value, costs (including re-engineering costs), damages, Liabilities, interest and expenses of any kind or nature (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court costs incurred in connection with investigating, defending against or settling any claims subject hereto (including claims to enforce rights to indemnification, contribution or reimbursement hereunder)) (hereinafter collectively referred to as “Damages”) incurred by an Indemnified Party, directly or indirectly, and whether arising out of a third-party claim or a direct claim, arising out of or resulting from or in connection with:

(a) any failure of any representation or warranty made by the Company in this Agreement or in the Company Disclosure Letter to be true and correct as of the Agreement Date or as of the Closing Date as though such representation or warranty were made as of the Closing Date rather than the Agreement Date, except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates, in which case as though made as of such specific date or dates, and any failure of any certification made by the Company pursuant to Section 8.2(a) to be true and correct as of the date such certificate shall be delivered to Parent;

(b) any breach of, or failure to perform or comply with, any of the covenants of or agreements made by the Company in this Agreement and any failure of any certification made by the Company pursuant to Section 8.2(b) to be true and correct as of the date such certificate shall be delivered to Parent;

(c) any inaccuracies or errors in or omissions from the Spreadsheet or the Closing Financial Certificate, including errors in the calculations of the Closing Indebtedness Amount, the Closing Cash Amount, the Aggregate Exercise Price, the Unpaid Transaction Expenses (including the Closing Employee Payments), the Unpaid Pre-Closing Taxes, the Unpaid Wage Obligations, the Paid Audit Expense Amount, or any of their respective constituent parts, or any failure of any certification to be made by the Company pursuant to Section 8.2(c), Section 8.2(f)(iii) and (v), Section 8.2(l), Section 8.2(m), Section 8.2(o) or Section 8.2(s) to be true and correct as of the date of such certification;

(d) any claim asserted by any current, former or alleged securityholder (including any current, former or alleged holder of options or other securities or rights to securities) of the Company or any Person who has any right or claim with respect to ownership of any Company Capital Stock or any other securities of the Company (whether against the Company, Parent, any Affiliate of the Company or Parent, or any officer, director, employee, agent or representative of any of the foregoing) (A) relating to this Agreement, any other agreement entered into in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby or thereby, (B) alleging any ownership of or interest in any shares or other securities of the Company that are not specifically disclosed as being owned by such Person in the Spreadsheet, (C) that is in any way inconsistent with, or that involves an allegation of facts inconsistent with, any of the information set forth in Section 3.4, in Schedule 3.4 of the Company Disclosure Letter or in the Spreadsheet, (D) relating to any rights of a securityholder of the Company, including any rights to securities, antidilution protection, preemptive rights, rights of first offer or first refusal, or rights to notice or to vote and any claim that any formulas, definitions or provisions related to the payment of the Merger Consideration or application thereof are incorrect, (E) relating to any rights under the Charter Documents, (F) that such Person’s securities were wrongfully issued or repurchased by the Company, or (G) relating to any actual or alleged breach of fiduciary duties;

(e) the exercise by any Company Stockholder of appraisal rights or dissenters’ rights under applicable Law, including any payment made with respect to any Dissenting Share to the extent that such payment exceeds the value of the amount that otherwise would have been payable pursuant to Article 2 upon the exchange of such Dissenting Share and any costs and expenses incurred in connection with defending against and resolving any claim with respect to Dissenting Shares;

(f) any failure by the Representative to perform or comply, or otherwise act in accordance with, any covenant, agreement or any other provision applicable to the Representative contained in this Agreement;

(g) any Pre-Closing Taxes (other than any such Tax to the extent expressly taken into account in the calculation of the Base Cash Consideration);

(h) any Liabilities relating to or arising out of (i) any “excess parachute payments” within the meaning of Section 280G of the Code, (ii) Section 409A or (iii) Section 83 of the Code;

(i) any fraud, intentional misrepresentation or willful breach on the part of (A) any current or former securityholder of the Company, (B) the Company or (C) any current or former Company Representative (whether or not such Company Representative was acting on behalf of the Company in committing such fraud, intentional misrepresentation or willful breach) in connection with or relating directly or indirectly to (1) the negotiation, execution, delivery or performance of this Agreement or any other applicable Contract, instrument or document contemplated hereby, (2) any of the transactions contemplated hereby, (3) the due diligence investigation conducted by Parent and its Affiliates and their respective directors, officers, employees, agents and other representatives with respect to the Company or (4) any discussions or information regarding the Company provided or otherwise made available in connection with this Agreement and the transactions contemplated hereby;

(j) any Company Indemnification Obligation Payments;

(k) any matter referred to in Schedule 10.2(k) hereto; or

(l) any Third-Party Claim alleging the occurrence of facts or circumstances or raising claims that, if assumed to be true, would otherwise entitle an Indemnified Party to indemnification, compensation or reimbursement under any of clauses (a) through (k) of this Section 10.2, including the costs and expenses incurred or paid by any Indemnified Party in connection with the defense (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court or arbitration costs) (all such costs and expenses, “Defense Costs”) and settlement or other resolution, regardless of the resolution of such Third-Party Claim, but subject, in the case of the Settlement Amount, to Section 10.6.

10.3 Limitations.

(a) In the case of any General Representation Claim, each Indemnifying Party shall be severally and not jointly liable for such Indemnifying Party’s Pro Rata Share of any Damages resulting therefrom, provided that the aggregate liability for the Indemnifying Parties for all General Representation Claims shall be capped at the General Representation Cap.

(b) In the case of any Specified Representation Claim, each Indemnifying Party shall be severally and not jointly liable for such Indemnifying Party’s Pro Rata Share of any Damages resulting therefrom, provided that the aggregate liability for the Indemnifying Parties for all Specified Representation Claims shall be capped at the Specified Representation Cap.

(c) In the case of any Claim under (A) Section 10.2(a) with respect to any Fundamental Representation or any certifications made with respect thereto pursuant to Section 8.2(a), (B) any of clauses (b) through (k) of Section 10.2 or (C) Section 10.2(l) with respect to any of the matters in the foregoing clauses (A) and (B) ((A) through (C), collectively, “Special Matters”), each Indemnifying Party shall be severally and not jointly liable for such Indemnifying Party’s Pro Rata Share of any Damages resulting therefrom, provided that the aggregate liability for the Indemnifying Parties for all Claims for Special Matters shall be capped at the Merger Consideration actually received (and, for the avoidance of doubt, amounts in the Escrow Fund and the Expense Fund and Parent Shares subject to the Restriction Agreement shall be treated as “actually received” for this Section 10.3(c)) by the Indemnifying Parties pursuant to Sections 2.3(c) and (d).

(d) Notwithstanding anything herein to the contrary, there shall be no maximum liability for any Indemnifying Party who committed, participated in or had actual knowledge of fraud, intentional misrepresentation or willful breach.

(e) No Indemnified Party may recover any Damages in respect of General Representation Claims unless and until Damages in the aggregate under all Claims that have been incurred, paid or properly accrued exceed $450,000 (the “Basket”), in which case the Indemnified Parties may recover all Damages, including the amount of the Basket. In determining the amount of any Damages in respect of the failure of any representation or warranty to be true and correct as of any particular date, any materiality, Material Adverse Effect or similar qualification limiting the scope of such representation or warranty shall be disregarded.

(f) Notwithstanding anything herein to the contrary, for purposes of calculating or determining the amount of Damages incurred under Section 10.2, there shall be deducted from any Damages an amount equal to the amount of any proceeds actually received by any Indemnified Party from any third-party insurer for such Damages (after giving effect to any deductible or retention or increase in premium associated therewith to the extent paid or payable and net of any costs, Taxes and expenses of recovery or collection thereof); provided, however, that none of the Indemnified Parties shall have any obligation to (i) seek recovery against any insurance policies (other than the Tail Policy), or (ii) obtain insurance coverage or other third-party protection with respect to any particular matter (other than the maintenance of the Tail Policy as provided in Section 5.17).

(g) No Indemnified Party shall be entitled to double recovery for any indemnifiable Damages even though such Damages may be recoverable under more than one provision of Section 10.2.

(h) Notwithstanding anything to the contrary contained in this Agreement, under no circumstances will any Indemnified Party be entitled to recover punitive damages under this Article 10 (except to the extent such punitive damages are awarded to a third party or in the case of intentional misrepresentation or willful breach).

(i) The rights to indemnification, compensation or reimbursement set forth in this Agreement shall not be affected by any investigation conducted by any Indemnified Party, or any knowledge acquired (or capable of being acquired) at any time (whether before or after the Agreement Date or the Closing Date), with respect to the accuracy or inaccuracy of, or compliance with, any representation, warranty, covenant, agreement or obligation or the existence of facts and circumstances that provide the basis for a Claim hereunder.

10.4 Notice of Claim. If Parent, acting on its own behalf or on behalf of any of the other Indemnified Parties, wishes to assert a Claim, Parent shall deliver written notice thereof, executed by an officer or other representative of Parent (a “Notice of Claim”), to the Representative. The Notice of Claim shall set forth: (a) that an Indemnified Party has directly or indirectly incurred, paid or properly accrued or reasonably believes it may have to directly or indirectly incur, pay or accrue, Damages; (b) the actual or estimated amount of such Damages to the extent known or reasonably estimable (which, in the case of Damages not yet incurred, paid or accrued, may be the maximum amount reasonably anticipated by Parent to be incurred, paid or accrued or may be the amount of Damages claimed by a third party in a Third-Party Claim); and (c) a brief description, in reasonable detail (to the extent reasonably available to such Indemnified Party), of the facts, circumstances or events giving rise to the alleged Damages based on such Indemnified Party’s belief thereof and the basis for indemnification hereunder. A Notice of Claim may be updated and amended from time to time by Parent by delivering an updated or amended Notice of Claim to the Representative, so long as such update or amendment only asserts bases for Damages reasonably related to the underlying facts and circumstances specifically set forth in such original Notice of Claim. All Claims properly set forth in an original Notice of Claim or any update or amendment thereto shall remain outstanding until such Claims for Damages have been finally resolved or satisfied.

10.5 Resolution of Notice of Claim.

(a) Each Notice of Claim shall be resolved as follows:

(i) Uncontested Claims. If, within thirty (30) days after a Notice of Claim is received by the Representative, the Representative does not contest such Notice of Claim in writing to Parent as provided in Section 10.5(a)(ii), the Representative shall be conclusively deemed to have consented, on behalf of all Indemnifying Parties, to the recovery by each applicable Indemnified Party of the full amount of Damages (subject to the limitations contained in Section 10.3) arising out of, resulting from or in connection with the matters specified in the Notice of Claim, including the forfeiture of all or a portion of the Escrow Amount (in which case, the Representative and Parent shall execute a joint written instruction to the Escrow Agent instructing the Escrow Agent to release to Parent from the Escrow Fund an amount equal to the amount set forth in such uncontested Notice of Claim), and, without further notice, to have stipulated to the entry of a final judgment for damages against the Indemnifying Parties for such amount in any court having jurisdiction over the matter where venue is proper.

(ii) Contested Claims. If the Representative gives Parent written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 30-day period specified in Section 10.5(a)(i), then such Contested Claim shall be resolved by either (A) a written settlement agreement executed by Parent and the Representative or (B) in the absence of such a written settlement agreement within 30 days following receipt by Parent of the written notice from the Representative (or such longer period as agreed by Parent and the Representative), in accordance with the terms and provisions of Section 10.5(b).

(b) Resolution of Contested Claims. Either Parent or the Representative may bring suit in accordance with Section 12.1 to resolve a Contested Claim. Final judgment upon any award rendered by the trial court may be entered in any court having jurisdiction. Notwithstanding the foregoing, if Parent and the Representative mutually agree in their sole discretion, Parent and the Representative may submit a Contested Claim to alternative dispute resolution prior to, or in lieu of, pursuing the claim in court.

(c) Payment of Claims. If any amount is determined, agreed or deemed agreed to be owed to any Indemnified Party in accordance with this Section 10.5, then (i) first, Parent shall be entitled to receive a portion of the Escrow Amount with a value equal to such amount in which case, the Representative and Parent shall execute a joint written instruction to the Escrow Agent instructing the Escrow Agent to release to Parent from the Escrow Fund such amounts (or, if such amount exceeds the amounts then remaining in the Escrow Fund, the entire remaining Escrow Fund), and (ii) second, if the amounts remaining in the Escrow Fund are insufficient to cover the full amount that is determined, agreed or deemed agreed to be owed to such Indemnified Party, or if the all of the Escrow Fund has been previously forfeited to Parent or released to the Indemnifying Parties pursuant to Section 10.7, then, subject to the limitations contained in Section 10.3, each Indemnifying Party shall, within ten (10) Business Days following the date such amount is determined, agreed or deemed agreed to be owed, pay such Indemnifying Party’s Pro Rata Share of the amount owed to such Indemnified Party (the “Owed Amount”). If an Indemnifying Party is an Accredited Investor, the Owed Amount shall be satisfied by the delivery of cash and Parent Shares in the same proportion as such Indemnifying Party’s Merger Consideration was paid at the Closing with an aggregate value equal to the Owed Amount (valuing such Parent Shares based on the Reference Price for such purpose, and with the amount attributable to any fractional shares to be paid in cash). If an Indemnifying Party is an Unaccredited Investor the Owed Amount shall be satisfied by the payment of cash by such Indemnifying Party. The Representative hereby agrees to give notice to each Indemnifying Party of such payment obligation within three (3) Business Days of such determination, agreement or deemed agreement.

10.6 Defense of Third-Party Claims. In the event Parent becomes aware of a claim by a third party (a “Third-Party Claim”) that Parent in good faith believes may result in a Claim by or on behalf of an Indemnified Party, Parent shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim. Parent shall notify the Representative of any such Third-Party Claim, and the Representative shall be entitled, on behalf of the Indemnifying Parties, at their expense, to participate in, but not to determine or conduct, the defense of such Third-Party Claim. The Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to Parent or any Indemnified Party and subject to execution by the Representative of Parent’s standard non-disclosure agreement to the extent that such materials contain confidential or proprietary information. In the event of settlement or other resolution by Parent of any Third-Party Claim, the amount paid in such settlement or resolution (the “Settlement Amount”) shall not be determinative and binding upon the Indemnifying Parties as to the amount of Damages recoverable pursuant to this Article 10 with respect thereto unless the Representative has consented (or been deemed to have consented) to any such settlement or resolution (in which case the Settlement Amount for such settlement or resolution shall be Damages for which Parent and/or the affected Indemnified Party are entitled to be indemnified, compensated and reimbursed hereunder), it being understood and agreed that, subject to the limitations in Section 10.3, the Defense Costs with respect to such settlement or resolution are Damages recoverable pursuant to this Article 10 regardless of whether the Representative consents (or is deemed to have consented) to the Settlement Amount. The Representative’s consent to any such settlement or resolution shall be deemed to have been given unless the Representative shall have objected in a writing delivered to Parent within ten (10) Business Days after a written request for such consent is delivered to the Representative by Parent.

10.7 Escrow Arrangements.

(a) The Escrow Fund shall be available to indemnify, compensate and reimburse the Indemnified Parties for any Damages for which they are entitled to recover in accordance with the terms of this Article 10 and Article 11, which will occur through the delivery of the applicable portion of the Escrow Fund to Parent in accordance with the terms of this Section 10.7(a). Any Damages that are to be satisfied through the delivery of any portion of the Escrow Fund to Parent pursuant to this Article 10 or Article 11 shall be satisfied by delivery to Parent, on behalf of the Indemnifying Parties, of Escrow Shares and Escrow Cash with a value equal to the applicable Damages, which shares and cash will be delivered in the same proportion as the Escrow Shares and Escrow Cash were held back and contributed to the Escrow Fund from the Indemnifying Parties in accordance with Sections 2.3(c) and (d). In addition to, and not in limitation of, the immediately preceding sentence, any portion of the Escrow Amount to be delivered to Parent with respect to any Indemnifying Party who is party to a Restriction Agreement shall be based on the relative portion of Escrow Cash and Escrow Shares in each of the following subclauses (i) through (iii) at the time such claim is to be satisfied: (i) such Indemnifying Party’s Escrow Cash, (ii) such Indemnifying Party’s Escrow Shares that have vested under the terms of the applicable Restriction Agreement at the time such forfeiture is to occur and (iii) such Indemnifying Party’s Escrow Shares that remain subject to vesting under the applicable Restriction Agreement at the time such delivery is to occur. For the avoidance of doubt, with respect to any Indemnifying Party which is an Unaccredited Investor, such Indemnifying Party’s portion of the Escrow Amount shall be withheld only as Escrow Cash and any amounts released to such Indemnifying Party from the Escrow Amount shall be in the form of Escrow Cash.

(b) As soon as reasonably practicable following the Expiration Date, Parent and Representative, subject to Section 10.7(c) and Section 10.8, will jointly direct the Escrow Agent to deliver to the Exchange Agent for further distribution to the Indemnifying Parties the portion of the Escrow Fund, if any, that has not previously been delivered to Parent less the portion of the Escrow Fund having a value equal to the amount that may be necessary to satisfy all unresolved, unsatisfied or disputed Claims for Damages specified in any Notice of Claim delivered to the Representative before the Expiration Date (based on the total maximum amount of Damages then being claimed by Indemnified Parties in such unresolved, unsatisfied or disputed Claims). If any Claim is unresolved, unsatisfied or disputed as of the Expiration Date, then the Escrow Agent shall retain possession and custody of the portion of the Escrow Fund with a value that equals the total maximum amount of Damages then being claimed by Indemnified Parties in all such unresolved, unsatisfied or disputed Claims, and as soon as all such Claims have been resolved and all amounts owed to the Indemnifying Parties paid therefrom, Parent and the Representative shall, subject to Section 10.8, jointly direct the Escrow Agent to deliver such remaining amounts to the Exchange Agent for further distribution to the Indemnifying Parties.

(c) Each delivery of any portion of the Escrow Amount to Indemnifying Parties pursuant to Section 10.7(b) shall be made by the Exchange Agent in proportion to the Indemnifying Parties’ respective Pro Rata Shares of the Escrow Amount being delivered, with the Escrow Cash and Escrow Shares so delivered to a particular Indemnifying Party to be based on the same proportion as the Escrow Cash and Escrow Shares (if any) were held back and delivered to the Escrow Agent from the Indemnifying Party in accordance with Sections 2.3(c) and (d), as applicable. Any Escrow Shares to be so delivered to a particular Indemnifying Party shall be rounded down to the nearest whole number of shares, and any Escrow Cash shall be rounded down to the nearest cent. Notwithstanding the foregoing, any Escrow Shares that are subject to the Restriction Agreement that have not yet vested as of the date such shares would otherwise be delivered by the Exchange Agent to the applicable Indemnifying Party pursuant to this Section 10.7(b) shall be retained by Parent unless and until such time as such shares vest in accordance with the terms of the Restriction Agreement.

(d) For purposes of this Article 10 and Article 11, including in determining the number of Escrow Shares to be released from the Escrow Fund to Parent, each Escrow Share shall be deemed to have a value equal to the Reference Price (as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change with respect to Parent Common Stock occurring after the Effective Time).

10.8 Payment of Escrow Amount. With respect to any portion of the Escrow Amount to be released to Indemnifying Parties pursuant to Section 10.7:

(a) if any Indemnifying Party who held shares of Company Capital Stock has not satisfied the Payment Condition prior to the date on which such Escrow Amount is to be released or paid to such Indemnifying Party, then any portion of the Escrow Amount that would otherwise be released or paid to such Indemnifying Party shall be held by Parent or the Exchange Agent, without interest, until such Indemnifying Party satisfies the Payment Condition; and

(b) unless the Representative provides updated payment delivery instructions, each delivery of any portion of the Escrow Amount to a particular Indemnifying Party shall be effected in accordance with the payment delivery instructions set forth in such Person’s Letter of Transmittal.

10.9 Tax Consequences of Indemnification Payments. All payments (if any) made to an Indemnified Party pursuant to any indemnification, compensation or reimbursement obligations under this Article 10 or pursuant to Article 11 will be treated as adjustments to the Merger Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Law.

10.10 No Right of Contribution. After the Closing, no Indemnifying Party nor the Representative acting on their behalf shall make any claim for or be entitled to indemnification, compensation, reimbursement or contribution from Parent, the Company, any of their respective Affiliates, or any assign or successor of any of the foregoing, or any right of subrogation, with respect to any indemnification, compensation or reimbursement claims arising under or in connection with this Agreement to the extent that any Indemnified Party is entitled to indemnification, compensation or reimbursement hereunder for such claim, it being acknowledged and agreed that the representations, warranties, covenants and agreements of the Company are solely for the benefit of the Indemnified Parties.

10.11 Exclusive Remedy. Following the Closing, except for (a) claims for fraud, intentional misrepresentation or willful breach against any Indemnifying Party who committed, participated in or had actual knowledge of such fraud, intentional misrepresentation or willful breach and (b) claims for equitable relief, the rights to indemnification, compensation or reimbursement under this Article 10 and the provisions of Article 11 shall be the sole and exclusive remedy with respect to any of the matters set forth in Section 10.2.

10.12 Appointment of Representative.

(a) By voting in favor of the adoption of this Agreement, executing and delivering a Support Agreement or participating in the Merger and receiving the benefits thereof, each Indemnifying Party shall be deemed to have approved the designation of and hereby designates the Representative as the representative of the Indemnifying Parties and as the attorney-in-fact and agent for and on behalf of each Indemnifying Party for all purposes in connection with this Agreement and the agreements ancillary hereto, including with respect to Claims under this Article 10 and the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement, including the exercise of the power to: (i) give and receive notices and communications (on behalf of itself or any other Indemnified Party) relating to this Agreement or any of the transactions and other matters contemplated hereby, (ii) authorize Parent and any other applicable Indemnified Party to be indemnified, reimbursed or compensated for Damages, including through the forfeiture by Indemnifying Parties of all or any portion of the Escrow Fund or through direct recovery from Indemnifying Parties, in satisfaction of Claims by Parent or any other Indemnified Party pursuant to this Article 10 (including by not objecting to such Claims), (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to (A) Claims by Parent or any other Indemnified Party pursuant to this Article 10 or (B) any dispute between any Indemnified Party and any such Indemnifying Party, in each case, relating to this Agreement or any of the transactions or other matters contemplated hereby and (iv) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. The Representative shall have authority and power to act on behalf of each Indemnifying Party with respect to the disposition, settlement or other handling of all Claims under this Article 10 and all rights or obligations arising under this Article 10. The Indemnifying Parties and their respective successors, heirs, estates and assigns shall be bound by all actions taken and documents executed by the Representative in connection with this Article 10, and Parent and the other Indemnified Parties shall be entitled to rely on any action or decision of the Representative. The Indemnifying Parties recognize and intend that the power of attorney granted in this Section 10.12(a) and the powers, immunities and rights to indemnification granted to the Representative hereunder: (1) are coupled with an interest and are irrevocable; (2) may be delegated by the Representative; and (3) shall survive the death, incapacity, dissolution, liquidation, bankruptcy or winding up of each of the Indemnifying Parties and shall be binding on any successor thereto. Each Indemnifying Party (x) agrees that all actions taken by the Representative under this Agreement shall be binding upon such Indemnifying Party and such Indemnifying Party’s successors as if expressly confirmed and ratified in writing by such Indemnifying Party and (y) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement. The Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Representative may engage attorneys, accountants and other professionals and experts. The Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Representative based on such reliance shall be deemed conclusively to have been taken in good faith. Parent may conclusively rely, without independent verification or investigation, upon any action of the Representative as being the binding decision or action of the Indemnifying Parties, and Parent shall not be liable to any Indemnifying Party or any other Person for any actions taken or omitted from being taken by them or by Parent in accordance with or reliance upon any decision or action of the Representative. The Person serving as the Representative may be replaced from time to time by the holders of a majority in interest of the Merger Consideration payable to the Indemnifying Parties (the “Requisite Indemnifying Parties”). The Representative may resign upon 20 days’ written notice delivered to the Requisite Indemnifying Parties and Parent. If the Representative shall resign, the Requisite Indemnifying Parties shall, within 20 days after such resignation, appoint a successor to the Representative. If no such successor is appointed within 20 days after such resignation, Founder shall be deemed the Representative until the Requisite Indemnifying Parties appoint a successor to the Representative. No bond shall be required of the Representative, and the Representative shall receive no compensation for his, her or its services. Notices or communications to or from the Representative shall constitute notice to or from each of the Indemnifying Parties.

(b) The Representative and the members of the Advisory Committee, in each member’s capacity as such, established under the Representative’s engagement letter (collectively, the “Representative Group”) will not incur any liability of any kind with respect to any action or omission by the Representative Group in connection with the Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Representative’s or the members’ of the Advisory Committee, as applicable, gross negligence or willful misconduct. The Representative Group shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnifying Parties will indemnify, defend and hold harmless the Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Expenses”) arising out of or in connection with the Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Expense is suffered or incurred; provided, that in the event that any such Representative Expense is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Representative, the Representative will reimburse the Indemnifying Parties the amount of such indemnified Representative Expense to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the

Representative by the Indemnifying Parties, any such Representative Expenses may be recovered by the Representative from (i) the funds in the Expense Fund and (ii) the Escrow Cash at such time as remaining amounts would otherwise be distributable to the Indemnifying Parties; provided, that while this Section 10.12(b) allows the Representative to be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Representative Expenses as they are suffered or incurred, nor does it prevent the Representative from seeking any remedies available to it at law or otherwise. In no event will any member of the Representative Group be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Representative Group under this section. The foregoing indemnities will survive the Closing, the resignation or removal of any member of the Representative Group or the termination of this Agreement.

(c) Upon the Closing, Parent will wire to the Representative $200,000 (the “Expense Fund Amount”), which will be used for the purposes of paying directly, or reimbursing the Representative for, any third-party expenses pursuant to this Agreement (the “Expense Fund”). The Indemnifying Parties will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Representative any ownership right that they may otherwise have had in any such interest or earnings. The Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Representative’s responsibilities, the Representative will deliver any remaining balance of the Expense Fund to the Exchange Agent for further distribution to the Indemnifying Parties. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnifying Parties at the time of Closing.

(d) The Representative represents and warrants to Parent and Merger Sub as of the Agreement Date and as of the Closing Date as follows: (i) the Representative is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Colorado and has all requisite limited liability company power and authority to execute and deliver this Agreement and any other applicable Contract, instrument or document contemplated hereby and to perform its obligations hereunder and thereunder, (ii) the execution, delivery and performance by the Representative of this Agreement and any other applicable Contract, instrument or document contemplated hereby have been duly and validly authorized by the Representative and no other act or proceeding on the part of the Representative or its equity holders is necessary to authorize the execution, delivery or performance of this Agreement or any other applicable Contract, instrument or document contemplated hereby, (iii) this Agreement and any other applicable Contract, instrument or document to be executed contemporaneous to the Agreement Date or the Closing Date has been duly executed and delivered by the Representative and constitutes a valid and binding obligation of the Representative, enforceable in accordance with its terms and (iv) neither the execution, delivery or performance of this Agreement or any other applicable Contract, instrument or document contemplated hereby by the Representative nor the consummation of the Mergers will conflict with, or result in a termination, breach, impairment or violation of, the organizational or other governing documents of the Representative, or any applicable Law or Contract to which the Representative or its assets or properties is bound.

ARTICLE 11

TAX MATTERS

11.1 Tax Returns.

(a) The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company and its Subsidiaries that are required to be filed (taking into account any extension) on or before the Closing Date, and the Company shall pay, or cause to be paid, all Taxes of the Company or any of its Subsidiaries due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by Law. At least fifteen (15) days prior to filing any such Tax Return that is an income Tax Return, the Company shall submit a copy of any such Tax Return, along with supporting work papers, to Parent for Parent’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed. In the case of any such Tax Return required to be filed less than fifteen (15) days after the Agreement Date, the Company shall submit a copy of such Tax Return a reasonable number of days prior to such filing.

(b) Following the Closing Date, Parent shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company or any of its Subsidiaries after the Closing Date with respect to Pre-Closing Tax Periods. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by Law and shall include the attachment referred to in Sections XII.A and XII.B of IRS Notice 2010-6 (as amended by IRS Notice 2010-80) with respect to the matter disclosed in Schedule 3.7(e)(i) of the Company Disclosure Letter. Parent shall permit the Representative, at the Company Stockholders’ expense, to review and comment on each such Tax Return that may result in indemnification, compensation or reimbursement obligations under Section 10.2 at least fifteen (15) days prior to filing or prior to the due date for the payment of Taxes described in Section 11.1(c), which ever is earlier. The Representative shall be entitled to comment on such Tax Returns and Parent shall consider such comments in good faith.

(c) Not later than ten (10) days prior to the due date of the payment of Taxes on any Tax Returns which Parent has the responsibility to cause to be filed pursuant to Section 11.1(b), pursuant to the Indemnified Parties’ rights to indemnification, compensation or reimbursement under Section 10.2, Parent shall be entitled to recover from the Escrow Fund an amount with a value equal to the amount of Pre-Closing Taxes, as reasonably determined by Parent, due in respect of such Tax Returns, but excluding any Pre-Closing Taxes to the extent included in the calculation of the Base Cash Consideration, and Parent and the Representative will promptly deliver written instructions to the Escrow Agent instructing the Escrow Agent to deliver such amounts to Parent.

11.2 Cooperation. Parent and the Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information in its reasonable possession and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Parent, the Company and the Representative shall retain all books and records in their possession with respect to Taxes for a period of at least seven years following the Closing Date. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall the Representative be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Parent or its Affiliates (other than income Tax Returns of the Company for Pre-Closing Tax Periods).

11.3 Tax Audits.

(a) If notice of any Action or threatened Action with respect to Taxes of the Company or any of its Subsidiaries (a “Tax Claim”) shall be received by any party for which any other party may reasonably be expected to be liable, the notified party shall notify such other party or parties in writing of such Tax Claim; provided, however, that the failure of the notified party to give any other party notice as provided herein shall not relieve such other party of its indemnification, compensation or reimbursement obligations under Article 10 or this Article 11 except to the extent that such other party is actually and materially prejudiced thereby. Notwithstanding any provision herein to the contrary, to the extent that a provision of this Section 11.3 directly conflicts with any provision of Article 10, this Section 11.3 shall govern.

(b) Parent shall have the right to control the conduct of any Tax Claim of the Company or any of its Subsidiaries. To the extent a Tax Claim relates to Taxes attributable to a Pre-Closing Tax Period, Parent shall (i) keep the Representative reasonably informed of all material developments on a timely basis, (ii) provide to the Representative copies of any and all correspondence from any Governmental Authority related to such Tax Claim, (iii) provide the Representative with the opportunity to attend conferences with the relevant Governmental Authority (if reasonably practical) and (iv) not settle, adjust or otherwise resolve such Tax Claim without consent of the Representative (not to be unreasonably withheld, conditioned or delayed), if such settlement or other compromise would give rise to Pre-Closing Taxes; provided, that, the Representative’s consent to any such settlement or resolution shall be deemed to have been given unless the Representative shall have objected in a writing delivered to Parent within ten (10) Business Days after a written request for such consent is delivered to the Representative by Parent.

(c) Notwithstanding anything to the contrary in this Agreement, Parent shall be entitled to pursue and enter into voluntary disclosure agreements (or similar agreements) with tax authorities in respect of Pre-Closing Tax Periods of the Company and its Subsidiaries (a “VDA”) to resolve any unpaid Tax liabilities for such periods; provided that Parent shall (i) keep Representative reasonably informed of all material developments on a timely basis, (ii) provide to the Representative copies of any and all correspondence from any Governmental Authority related to such VDA and (iii) not settle, adjust or otherwise resolve such VDA without consent of the Representative (not to be unreasonably withheld, conditioned or delayed), if such settlement or other compromise would give rise to Pre-Closing Taxes; provided, that, the Representative’s consent to any such settlement or resolution shall be deemed to have been given unless the Representative shall have objected in a writing delivered to Parent within ten (10) Business Days after a written request for such consent is delivered to the Representative by Parent.

11.4 Transfer Taxes. Any transfer, stamp, documentary, sales, use, registration, VAT and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) will be borne by the Company Stockholders. The Person(s) required to do so under applicable Law agree to file or cause to be filed in a timely manner all necessary documents (including all Tax Returns) with respect to all such amounts for which the Company Stockholders are so liable. The Person(s) required to file such Tax Returns shall provide Parent with evidence satisfactory to Parent that such Transfer Taxes have been paid by the Company Stockholders.

ARTICLE 12

MISCELLANEOUS

12.1 Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to its conflicts of law principles. The parties hereto agree that they shall bring any and all actions, litigation, or proceedings arising out of, in connection with, or in any way relating to this Agreement (or any documents referred to in this Agreement or any transactions contemplated hereby), including, but not limited to, any action or proceeding involving any Contested Claim under Section 10.5(b)), exclusively in the Court of Chancery of the State of Delaware, or only to the extent that such court lacks or declines to accept jurisdiction over a particular matter, exclusively in any state or federal court within the State of Delaware. In accordance with the terms provided in this Section 12.1, the parties irrevocably submit to the exclusive jurisdiction and venue of such courts and hereby waive, and agree not to assert to the fullest extent permitted by applicable law that (i) they are not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts, (iii) that venue is improper in such courts, and (iv) any action, litigation, or proceeding commenced in such court as provided hereunder is an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action, litigation, or proceeding in the manner provided in Section 12.8, or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided. The parties hereby agree that a judgment rendered by a court exercising jurisdiction in accordance with this Section 12.1 may be enforced in any court having competent jurisdiction and that nothing herein shall affect the jurisdiction or ability of any appellate court authorized to adjudicate any appeal of any judgment, decision, opinion, or ruling issued pursuant to this Section 12.1.

12.2 Assignment; Binding Upon Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Parent may, after the Closing, assign this Agreement to any direct or indirect wholly owned Subsidiary of Parent or to any Person who acquires all or substantially all of the assets of Parent or a majority of the outstanding voting securities of Parent (whether by merger, consolidation, share purchase or otherwise) without the prior consent of any other party hereto. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

12.3 Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

12.4 Counterparts. This Agreement may be executed in any number of counterparts (including via facsimile, .pdf or other electronic means), each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

12.5 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions (without posting a bond or other security) to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any State having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

12.6 Amendments and Waivers.

(a) This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by the stockholders of the Company and Merger Sub; provided, however, that after the receipt of Written Consents constituting the Stockholder Approval, no amendment shall be made that requires further approval by the Company Stockholders under the DGCL without obtaining such requisite approval.

(b) At any time prior to the Effective Time, the Company (in the case of Parent or the Merger Subs) or Parent (in the case of the Company), and at any time after the Effective Time, the Representative (in the case of Parent or the Surviving Corporation or Surviving Entity) or Parent (in the case of the Representative), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereunder, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

12.7 Expenses. Except as otherwise expressly provided herein, including with respect to any Audit Expense Amount, whether or not the Mergers are successfully consummated, each party shall bear its respective legal, accounting, and financial advisory fees and other expenses incurred with respect to this Agreement, the Mergers and the transactions contemplated hereby, it being the intention of the parties that if the Mergers are consummated, the Unpaid Transaction Expenses be taken into account in calculating the Base Cash Consideration as set forth herein and, to the extent not so taken into account, shall be Damages for which Parent is entitled to be indemnified, reimbursed and compensated for under Article 10.

12.8 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by electronic mail, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express overnight service. Such notices and other communications shall be effective and be deemed delivered and received (a) upon receipt if hand delivered, (b) on the date of transmission if transmitted by facsimile or electronic mail by 5:00 p.m. (Pacific time) on a Business Day, otherwise on the next Business Day after transmission, (c) three (3) Business Days after mailing if sent by mail, and (d) one (1) Business Day after dispatch if sent by overnight courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 12.8:

If to Parent, either Merger Sub or, following the Closing, the Company:

Sumo Logic, Inc.

305 Main St

Redwood City, California 94063

Attention:	General Counsel
E-Mail:	kiki@sumologic.com; legal@sumologic.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

Attention:	Michael S. Russell
Fax No.:
E-Mail:

If to the Company prior to the Closing:

Jask Labs Inc.

11501 Rock Rose Ave, STE 200

Austin, TX 78758

Attention:               Gregory Martin

Fax No.:

E-Mail:

with a copy (which shall not constitute notice) to:

Perkins Coie LLP

Attention:	Michael Glaser
Fax No.:
E-Mail:

Perkins Coie LLP

Attention:	Danielle Fortier
Fax No.:
E-Mail:

If to the Representative, or to the Indemnifying Parties after Closing:

Shareholder Representative Services LLC

Attention:	Managing Director
Fax No.:
E-Mail:

12.9 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.9.

12.10 Interpretation; Rules of Construction. The terms “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the Company Disclosure Letter and the Exhibits and Schedules hereto), and when a reference is made in this Agreement to Exhibits, Schedules, Sections or Articles, such reference shall be to an Exhibit or Schedule to, Section or Article of this Agreement, respectively, unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “asset” or “property” shall be construed as having the same meaning and effect and to refer to any and all assets and properties, real and personal, tangible and intangible. When a reference is made to a specific Law, act or statute, such reference shall include any regulations promulgated thereunder. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument, or statute, in each case, as from time to time amended, modified or supplemented (in the case of agreements or instruments, if permitted under this Agreement), including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes; provided that any reference to any agreement or instrument on the Company Disclosure Letter or on any Schedule to this Agreement shall not refer to any amendment, modification or supplement thereto unless expressly set forth in the Company Disclosure Letter or such other Schedule. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The terms defined herein have the meanings assigned to them in this Agreement and include plural as well as the singular. Accounting terms not otherwise defined have the meaning assigned to them in accordance with GAAP. Pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms. Unless stated otherwise, the terms “dollars” and “$” shall mean United States dollars. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document. Any action required by the terms hereof to be taken on a specific day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period specified herein is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. References herein to any obligation of the Indemnifying Parties to “indemnify” (and similar terms) the Indemnified Parties shall be deemed to refer to the Indemnifying Parties’ obligation to indemnify, hold harmless, compensate and reimburse the Indemnified Parties for Damages pursuant to Article 10. Any amounts included in the calculation of the Base Cash Consideration as part of Closing Indebtedness, Unpaid Transaction Expenses, Unpaid Pre-Closing Taxes or Unpaid Wage Obligations shall only be counted once even if such amount could be deemed to be covered by more than one such term. For purposes of this Agreement, references to “fraud” shall mean common law fraud including the element of scienter.

12.11 Third-Party Beneficiary Rights. None of the provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third-party beneficiary rights or any other rights of any kind in any client, customer, employee, Affiliate, stockholder, partner or any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; provided, however, that Article 10 is intended to benefit the Indemnified Parties, Section 7.3 is intended to benefit the underwriters in connection with Parent’s initial public offering, and Section 6.4 is intended to benefit the Covered Persons.

12.12 Public Announcement. Prior to the Closing, none of Parent, the Company or the Representative shall, and each shall cause its respective Affiliates and representatives not to, issue any press releases or make any public announcements or disclosures relating to this Agreement, the Mergers or the other transactions contemplated hereby without the prior written consent of (a) in the case of any announcement by Parent, the Company, or (b) in the case of any announcement by the Company or Representative, Parent, in each case, other than disclosures relating to this Agreement, the Mergers or the other transactions contemplated hereby as are required under applicable securities Laws or regulatory or stock exchange rules. Following the Closing, the Representative shall not, and shall cause its respective Affiliates and representatives not to, issue any press releases or make any public announcements or disclosures relating to this Agreement, the Mergers or the other transactions contemplated hereby without Parent’s prior written consent, except for disclosures required by applicable Laws or regulatory or stock exchange rules.

12.13 Confidentiality.

(a) The parties acknowledge that the Company and Parent previously have executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms until the Effective Time, at which time it shall terminate and be of no further force and effect; provided that nothing in the Confidentiality Agreement shall be deemed to restrict Parent’s rights under Section 12.12. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) The Representative hereby agrees to hold this Agreement and the transactions contemplated hereby, and all information received by the Representative with respect hereto or thereto or in connection herewith (including any information obtained with respect to any Claims), in confidence and not disclose the existence or terms hereof or any such information to any third-party (other than as required by Law or to the Indemnifying Parties or employees, advisors, agents or consultants of the Representative, in each case solely to the extent necessary to perform its obligations hereunder and only if such Persons are subject to an obligation to keep such information confidential).

12.14 Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Company Ancillary Agreements, the Company Disclosure Letter, the Parent Ancillary Agreements, the Confidentiality Agreement and the Merger Sub Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto or thereto. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARENT

SUMO LOGIC, INC.

By:	/s/ Ramin Sayar
	Name:	Ramin Sayar
	Title:	President

MERGER SUB I

LONE STAR MERGER SUB I, INC.

By:	/s/ Sydney Carey
	Name:	Sydney Carey
	Title:	President

MERGER SUB II

LONE STAR MERGER SUB II, LLC

By:	/s/ Sydney Carey
	Name:	Sydney Carey
	Title:	President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY

JASK LABS INC.

By:	/s/ Gregory Martin
	Name:	Gregory Martin
	Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

REPRESENTATIVE

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Representative

By:	/s/ Sam Riffe
	Name:	Sam Riffe
	Title:	Managing Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]